As filed with the Securities and Exchange Commission on January 18, 2008
Registration No. 333-145974

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Form S-1
Registration Statement Under The Securities Act of 1933

ArcSight, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	52-2241535 (I.R.S. Employer Identification Number)

ArcSight, Inc.
5 Results Way
Cupertino, California 95014
(408) 864-2600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert W. Shaw
Chief Executive Officer and
Chairman of the Board
ArcSight, Inc.
5 Results Way
Cupertino, California 95014
(408) 864-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

David A. Bell, Esq. Daniel J. Winnike, Esq. Yoonie Y. Chang, Esq. Michael J. Hopp, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Trâm T. Phi, Esq. Vice President and General Counsel ArcSight, Inc. 5 Results Way Cupertino, California 95014 (408) 864-2600	Bruce K. Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share(2)	Offering Price	Fee(3)
Common Stock, $0.00001 par value	7,891,206	$11.00	$86,803,266	$2,768.53

(1)	Includes 1,029,287 shares issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) of the Securities Act of 1933.

(3)	The Registrant previously paid $2,294.83.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued January 18, 2008
6,861,919 Shares

COMMON STOCK

ArcSight, Inc. is offering 6,000,000 shares of its common stock and the selling stockholders are offering 861,919 shares of common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “ARST.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $      A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commission	ArcSight	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

We and the selling stockholders have granted the underwriters the right to purchase an additional 1,029,287 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on          , 2008.

MORGAN STANLEY	LEHMAN BROTHERS

WACHOVIA SECURITIES	RBC CAPITAL MARKETS

, 2008

Stolen Online Applicant Data Put to Bad Use The Trojan horse used to steal personal data from Online Applicant sends targeted spam seeking recruits for money-laundering jobs The Trojan responsible for stealing more than 1.6 million personal records from Online Applicant uses that infor—mation to build targeted spam that offers recipients lucrative, but illegal, money laundering jobs, effectively turning some victims into criminal accomplices said spokesperson Wednesday job search site. Criminals then used the stolen names, e-mail addresses, home address, phone numbers and resume identification numbers to create convincing e-mail contained malicious those messages inclu password-stealing Tro monitored the infecte to online banking ac sniffed a log-on in p recorded the usernam then transmitted the hacker server that M tered Wednesday. ArcSight Pharmaceutical firm confirms third breach involving employee data since June As many as 34,000 workers may be vulnerable to ID theft Pharmaceutical company appears to be having an especially hard time of late keeping its employee data secure. many as 34,000 of its employees may be at risk of
Computer viruses seek out your cell phone As cell phones get smarter, they also become a target for malicious code. Here’s how to protect yourself When it comes to cell phones, the smarter they are, the hard for viruses. Almost one phones But these increasingly capable devices are also increasingly vulnerable to mobile viruses. The same computer-like features that make smartphones appealing — an operating system that makes it easy to add new software programs, increased storage, and more powerful processors — also make them a target for hackers. “Mobile viruses worse,” say tech

Are you protecting your business?
Employee Walks Away With $400 Million In Trade Secrets Company scientist downloaded 22,000 sensitive documents and accessed 16,000 others as he got ready to take a job with a competitor The U.S. Attorney’s office in Delaware last week revealed a massive insider data breach at Company in which a scientist stole $400 million worth of trade secrets from the chemical company and now faces up to 10 years in prison, a fine of $250,000, and restitu- in March. ng Min, pleaded guilty to stealing
Estonia Computers Blitzed, Possibly by the Russians The computer attacks, apparently originating in Russia, first hit the Web site of Estonia’s prime minister on April 27, the day the country was mired in protest and violence. The president’s site went down, too, and soon so did those of several departments in a wired country that touts its paperless government and likes to call itself E-stonia. Then the attacks, coming in waves, began to strike newspapers and televi—sion stations, then schools and finally banks, raising fears that The attacks have peaked and tapered off since then, but they have not ended, prompting officials there to declare Estonia the first country to fall victim to a virtual war. “If you have a missile attack against, let’s say, an airport, it is an act of war,” a spokesman for the Estonian Defense Ministry, Madis Mikko, said Friday in a telephone interview. “If the same result is caused by computers, then how else do you describe that kind of attack?”

ArcSight
The ArcSight Platform Protects Your Business
Detect and respond to external attacks, insider threats and compliance violations by centrally monitoring and analyzing events across your enterprise business and technology infrastructure
Fraud
Data Theft
Cyber-Crime
Customer records
Fraud
Policy Violations
Malware
Identity Theft
Cyber-Crime
Fraud
Contracts
Data Theft
Policy Violations
Malware
Internet WAN
Border router
Firewall VPN
IPS
Router
switch
Remote offices
Employee Records

Fraud Data Theft Cyber-Crime Frau Policy Viotatto MaIware Identity T
Cyber-Crime
Firewall VPN delware
cyber-Crime
Malware
F28075 02
offices
Platform

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 2008 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, provided elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

ARCSIGHT, INC.

We are a leading provider of security and compliance management solutions that intelligently mitigate business risk for enterprises and government agencies. Much like a “mission control center,” our ArcSight ESM platform delivers a centralized, real-time view of disparate digital alarms, alerts and status messages, which we refer to as events, across geographically dispersed and heterogeneous business and technology infrastructures. Our software correlates massive numbers of events from thousands of security point solutions, network and computing devices and applications, enabling intelligent identification, prioritization and response to external threats, insider threats and compliance and corporate policy violations. We also provide complementary software that delivers pre-packaged analytics and reports tailored to specific security and compliance initiatives, as well as appliances that streamline threat response, event log archiving and network configuration.

We have designed our platform to support the increasingly complex business and technology infrastructure of our customers. As of October 31, 2007, we had sold our products to more than 400 customers across a number of industries and government agencies in the United States and internationally, including companies in the Fortune Top 5 of the aerospace and defense, energy and utilities, financial services, food production and services, healthcare, high technology, insurance, media and entertainment, retail and telecommunications industries, and more than 20 major U.S. government agencies.

As enterprises and government agencies increasingly utilize an interconnected information technology and business infrastructure to enhance efficiency, exchange information and conduct business with partners, customers and suppliers, these organizations expose their infrastructure and data to heightened security risks and are subject to increasing compliance requirements. The large number of heterogeneous devices and applications in a geographically distributed corporate infrastructure generates a massive amount of event data that is challenging to monitor or analyze at an enterprise-wide scale for security vulnerabilities and compliance violations. Vendor-specific management consoles and traditional systems management tools are limited in scope or are not equipped to handle a large volume of data. In addition, organizations have difficulty identifying events that are threatening in nature because they are unable to distinguish threats from the “white noise” of normal event activity, to recognize risks by correlating events reported by disparate systems, to understand the context in which the events arise or to appropriately prioritize responses according to risk level or corporate policy.

The need for a highly scalable, holistic and intelligent solution that can help organizations address these challenges in real-time is growing. The market for security and compliance management solutions today includes security information and event management, forensics and incident investigation, policy and compliance management and network change and configuration management. According to a report by International Data Corporation, or IDC, the security information and event management, forensics and incident investigation, and policy and compliance management markets are projected to grow, in aggregate, from $993.6 million in 2007 to $2.2 billion in 2011, representing a compound annual growth rate of 22.1%. In separate reports, IDC projects that the network change and configuration management market will grow from $157.1 million in 2007 to $372.6 million in 2011, representing a compound annual growth rate of 24.1%, and the compliance infrastructure software market, in which we also compete, will grow from $8.0 billion in 2007 to $14.7 billion in 2011, representing a compound annual growth rate of 16.7%.

Our Solutions

Our ESM platform identifies and prioritizes high-risk activity and presents a consolidated view of threats to the business and technology infrastructure in rich, graphical displays. Our platform collects streaming data from event sources, translates the streaming data into a common format, and then processes this data with our correlation engine in which complex algorithms determine if events taking place conform to normal patterns of behavior, established security policies and compliance regulations. Once threats are identified, our ArcSight TRM (Threat Response Manager) and ArcSight NCM (Network Configuration Manager) appliance products help our customers easily re-configure network devices to remediate threats and prevent recurrence. In addition, through our new ArcSight Logger appliance, we enable efficient and scalable storage, preservation and management of terabytes of enterprise log data for compliance requirements or forensic analysis. Our customers enhance the value of individual security products in their business and technology infrastructure by integrating them with our platform. Key benefits of our solutions include:

•	Enterprise-Class Technology and Architecture. We design our solutions to serve the needs of even the largest organizations, which typically have highly complex, geographically dispersed and heterogeneous business and technology infrastructures.

•	Interoperability. We provide off-the-shelf software connectors for over 275 products, including security devices, end-user devices, networking equipment, computing infrastructure, other IP-enabled devices, and enterprise applications and databases, from approximately 100 vendors, allowing our customers to rapidly deploy our platform in their existing business and technology infrastructures.

•	Flexibility. In addition to providing off-the-shelf connectors, our ESM platform is designed to enable customers to rapidly build interfaces to new products, proprietary applications and legacy systems.

•	Scalability. Our ESM platform enables customers to collect and correlate millions of events per day from a large number of heterogeneous devices and applications in real-time, and may be expanded by the customer over time to incorporate additional departments, branch offices or geographies, as well as additional categories of devices and applications, while maintaining the overall performance of the platform.

•	Archiving. Our solution helps customers store event data to satisfy regulatory recordkeeping requirements by providing cost-effective and centralized event log archiving.

•	Intelligent Correlation. Our correlation engine distills a large number of events occurring daily into intelligence that allows customers to identify, prioritize and respond to specific threats or compliance violations.

•	Streamlined Response and Seamless Workflow. Our products simplify the management of the broad range of notifications and actions that must take place to remediate a threat and prevent recurrence across the technology infrastructure, thus narrowing the period of vulnerability.

•	Reporting and Visualization. We present threat information through a rich and intuitive graphical user interface, through which customers can view risk across their organization in a variety of ways, address internal and external compliance requirements and communicate the value and effectiveness of the organization’s security operations.

Our Strategy

Our objective is to be the leading provider of security and compliance management solutions that intelligently mitigate business risk for enterprises and government agencies. The key elements of our strategy to achieve this objective include:

•	Grow Our Customer Base. We plan to increase our presence globally by expanding our direct sales force and building additional relationships with channel partners. We also plan to further penetrate the mid-market through an expanded network of channel partners and continued development of appliance-based products.

•	Deepen Our Penetration of Existing Customers. We intend to facilitate expanded deployments of our products with, and to introduce new solutions to, our existing customers. We expect our appliance-based products to generate opportunities for additional sales to our installed base as customers build on their existing implementations.

•	Extend Our Partner Network. We have established technology partnering arrangements with companies such as CA, Cisco Systems, IBM, Juniper Networks, McAfee, Oracle, SAP and Symantec to facilitate the ability of our software to collect event data from the many third-party devices and applications that the customer may use in its business and technology infrastructure and to understand emerging customer requirements and use cases for our products. We similarly work with other vendors, such as Check Point Software Technologies, Trend Micro and Websense, without formalized partnering arrangements. We will continue to work with technology partners and other vendors to provide for compatibility between our platform and their latest products.

•	Extend Our Expertise in Security Best Practices. We will continue to develop pre-packaged software solutions that are tailored to address specific security and regulatory concerns, as we have done with our existing IT governance, Sarbanes-Oxley compliance, Payment Card Industry (PCI) compliance and Insider Threat packages.

•	Extend Our Value Proposition to Additional Event Sources and Business Use Cases Beyond Traditional IT Security. We intend to create new sales opportunities by developing solutions that address high-value additional use cases for our platform. In addition to using our software to mitigate risk from external or insider threats and to satisfy compliance requirements, we believe that enterprises are increasingly finding value in leveraging our highly scalable, real-time event correlation platform for applications beyond security.

Risks Affecting Us

Our business is subject to numerous risks. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	we have a limited operating history and have incurred significant losses since inception, including losses from operations of $16.8 million in fiscal 2006 and $0.3 million in fiscal 2007, and as of October 31, 2007, we had an accumulated deficit of $48.0 million;

•	our quarterly operating results are likely to vary significantly and be unpredictable, in part because of the length and unpredictability of our sales cycle, as well as the purchasing and budgeting practices of our customers;

•	if we are unsuccessful in managing and further developing our distribution channels, our revenues could decline and our growth prospects could suffer;

•	our sales are concentrated in our ESM platform, we have limited experience with the sale, manufacture, delivery, service and support for our appliance products, and we may be unable to successfully develop new products, make enhancements to our existing products or expand our offerings into new markets; and

•	the market in which we operate is highly competitive, and many of our established competitors have significantly greater resources than we do and have other potential advantages; our customers may also choose to develop their own customized solutions rather than purchase products such as ours.

For further discussion of these and other risks you should consider before making an investment in our common stock, see “Risk Factors” immediately following the prospectus summary.

Corporate Information

We were incorporated in Delaware on May 3, 2000 as Wahoo Technologies, Inc. On March 30, 2001, we changed our name to ArcSight, Inc. Our principal executive offices are located at 5 Results Way, Cupertino, California 95014, and our telephone number is (408) 864-2600. Our website address is www.arcsight.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Except where the context requires otherwise, in this prospectus “Company,” “ArcSight,” “Registrant,” “we,” “us” and “our” refer to ArcSight, Inc., and where appropriate, its subsidiaries.

“ArcSight” and the ArcSight logo are registered trademarks of ArcSight in the United States and in some other countries. Where not registered, these marks and “ArcSight Console,” “ArcSight Manager,” “ArcSight Web,” “FlexConnector,” “Logger,” “NCM” “SmartConnector” and “TRM” are trademarks of ArcSight. Other service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

THE OFFERING

Shares of common stock offered by us	6,000,000 shares

Shares of common stock offered by the selling stockholders	861,919 shares

Shares of common stock to be outstanding after this offering	30,941,015 shares

Use of proceeds	We plan to use the net proceeds of this offering for general corporate purposes, including working capital and potential acquisitions. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” and “Principal and Selling Stockholders.”

NASDAQ Global Market Symbol	“ARST”

The number of shares of common stock that will be outstanding after this offering is based on 24,941,015 shares of our common stock outstanding as of October 31, 2007, and excludes:

•	6,285,556 shares of common stock issuable upon the exercise of options outstanding as of October 31, 2007, at a weighted-average exercise price of approximately $5.06 per share;

•	332,874 shares of common stock issuable upon the exercise of options granted after October 31, 2007 at an exercise price of $10.00 per share;

•	19,206 shares of common stock issuable upon exercise of warrants outstanding as of October 31, 2007, including a warrant to purchase 6,296 shares of common stock and warrants to purchase an aggregate of 12,910 shares of convertible preferred stock that will convert into warrants to purchase the same number of shares of common stock upon completion of this offering, at a weighted-average exercise price of approximately $0.001338 per share;

•	4,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, which will become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans”; and

•	1,000,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, which will be become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans.”

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our convertible preferred stock into 13,987,532 shares of common stock effective upon the closing of this offering;

•	the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase an aggregate of 12,910 shares of common stock effective upon closing of this offering; and

•	no exercise by the underwriters of their right to purchase up to an additional 1,029,287 shares of common stock, including 900,000 shares offered by us and 129,287 shares offered by the selling stockholders, to cover over-allotments.

SUMMARY OF CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the following summary of our consolidated statements of operations data for the fiscal years ended April 30, 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, and the consolidated balance sheet data as of October 31, 2007, from our consolidated financial statements appearing elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus. The pro forma balance sheet data give effect to the conversion of all outstanding shares of convertible preferred stock into common stock effective upon the closing of this offering, and the pro forma as adjusted balance sheet data also reflect the sale by us of 6,000,000 shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, the midpoint of the range reflected on the cover page on this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and adjusting for $1.8 million of public offering expenses previously paid as of October 31, 2007.

				Six Months
	Fiscal Year Ended April 30,			Ended October 31,
	2005	2006	2007	2006	2007
	(in thousands, except per share data)
				(unaudited)

Consolidated Statements of Operations Data:
Revenues	$32,822	$39,435	$69,833	$27,719	$44,498
Cost of revenues(1)	4,494	6,796	9,588	4,583	6,881

Gross profit	28,328	32,639	60,245	23,136	37,617

Operating expenses(1):
Research and development	7,583	12,154	14,535	6,933	9,107
Sales and marketing	14,647	24,309	36,587	15,463	24,607
General and administrative	8,725	12,978	9,453	3,861	6,988

Total operating expenses	30,955	49,441	60,575	26,257	40,702

Loss from operations	(2,627)	(16,802)	(330)	(3,121)	(3,085)
Other income (expense), net	(49)	219	462	184	40

Income (loss) before provision for income taxes	(2,676)	(16,583)	132	(2,937)	(3,045)
Provision for income taxes	137	163	389	195	257

Net loss	$(2,813)	$(16,746)	$(257)	(3,132)	(3,302)

Net loss per common share, basic and diluted	$(0.46)	$(2.24)	$(0.03)	$(0.32)	$(0.31)

Shares used in computing basic and diluted net loss per common share	6,162	7,469	10,042	9,882	10,504

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.01)		$(0.13)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			24,026		24,492

(1)	Includes stock-based compensation expense as follows:

Cost of maintenance revenues	$4	$5	$3	$1	$38
Cost of services revenues	3	5	14	4	46
Research and development	1,642	1,950	501	222	647
Sales and marketing	746	210	661	95	1,141
General and administrative	4,838	5,948	350	172	261

Total stock-based compensation expense	$7,233	$8,118	$1,529	$494	$2,133

Revenues in fiscal 2006 and prior years excluded revenues related to multiple element sales transactions consummated in that year that were deferred because we did not have vendor-specific objective evidence of fair value, or VSOE, for some product elements that were not delivered in the fiscal year of the transaction. In fiscal 2007, we either delivered such product elements, or we and our customers amended the contractual terms of these sales transactions to remove the undelivered product elements. Fiscal 2007 revenues included a substantial portion of the revenues so deferred from fiscal 2006, as well as a small amount of revenues similarly deferred from prior years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenues, Cost of Revenues and Operating Expenses” for additional details, including the net amounts involved. We expect that in future periods the comparison of revenues period-to-period will not be favorably impacted to the same extent by similar transactions consummated in fiscal 2007 and prior periods.

	As of October 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(unaudited, in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,869	$15,869	$69,552
Working capital (deficit)	(8,478)	(8,478)	45,205
Total assets	52,513	52,513	103,638
Current and long-term debt	—	—	—
Convertible preferred stock	26,758	—	—
Total stockholders’ equity	$4,592	$4,592	$56,442

(1)	A $1.00 increase (decrease) in the assumed public offering price of $10.00 per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. If the underwriters’ option to purchase additional shares to cover over allotments is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity would increase by approximately $8.4 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or even all of your investment.

Risk Related to Our Business and Industry

We have a limited operating history in an emerging market and a history of losses, and we are unable to predict the extent of any future losses or when, if ever, we will achieve profitability in the future.

We launched our ESM products in January 2002, our TRM and NCM products in June 2006 and our Logger product in December 2006. Because we have a limited operating history, and the market for our products is rapidly evolving, it is difficult for us to predict our operating results and the ultimate size of the market for our products. We have a history of losses from operations, incurring losses from operations of $16.8 million and $0.3 million for the fiscal years ended April 30, 2006 and 2007, respectively. As of October 31, 2007, our accumulated deficit was $48.0 million. We expect our operating expenses to increase over the next several years as we hire additional sales and marketing personnel, expand our channel sales program and develop our technology and new products. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. If our revenues do not increase to offset these expected increases in operating expenses, we will continue to incur significant losses and will not become profitable. Our historical revenue growth has been inconsistent, reflects fluctuations not related to performance and should not be considered indicative of our future performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenue, Cost of Revenues and Operating Expenses.” Further, in future periods, our revenues could decline and, accordingly, we may not be able to achieve profitability and our losses may increase. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a consistent basis, which may result in a decline in our common stock price.

Our future operating results may fluctuate significantly and may not be a good indication of our future performance.

Our revenues and operating results could vary significantly from period to period as a result of a variety of factors, many of which are outside of our control. As a result, comparing our revenues and operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. For example, revenues in fiscal 2006 and prior years excluded revenues related to multiple element sales transactions consummated in that year that were deferred because we did not have vendor-specific objective evidence of fair value, or VSOE, for some product elements that were not delivered in the fiscal year of the transaction. In fiscal 2007, we either delivered these product elements, or we and our customers amended the contractual terms of these sales transactions to remove the undelivered product elements. Fiscal 2007 revenues included a substantial portion of the revenues so deferred from fiscal 2006, as well as a small amount of revenues similarly deferred from prior years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenues, Cost of Revenues and Operating Expenses.” We expect that in future periods the comparison of revenues period-to-period will not be favorably impacted to the same extent by similar transactions consummated in fiscal 2007 and prior periods. We may not be able to accurately predict our future revenues or results of operations. We base our current and future expense levels on our operating plans and sales forecasts, and our operating costs are relatively fixed in the short term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. In addition, we recognize revenues from sales to some customers or resellers when cash is received, which may be delayed because of changes or issues with those customers or resellers. If our revenues or operating results fall below the expectations of investors or any securities analysts that may choose to cover our stock, the price of our common stock could decline substantially.

In addition to other risk factors listed in this section, factors that may affect our operating results include:

•	the timing of our sales during the quarter, particularly since a substantial majority of our sales occurs in the last few weeks of the quarter and loss or delay of a few large contracts may have a significant adverse impact on our operating results;

•	changes in the mix of revenues attributable to higher-margin revenues from ESM products as opposed to lower-margin revenues from sales of our appliance products;

•	changes in the renewal rate of maintenance agreements;

•	our ability to estimate warranty claims accurately;

•	the timing of satisfying revenue recognition criteria, including establishing VSOE for new products and maintaining VSOE for maintenance and services;

•	the budgeting, procurement and work cycles of our customers, including customers in the public sector, which may cause seasonal variation as our business and the market for security and compliance management software solutions matures; and

•	general economic conditions, both domestically and in our foreign markets, and economic conditions specifically affecting industries in which our customers participate, such as financial services.

Our sales cycle is long and unpredictable, and our sales efforts require considerable time and expense. As a result, our revenues are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate.

Our operating results may fluctuate, in part, because of the intensive nature of our sales efforts, the length and variability of the sales cycle of our ESM product and the short-term difficulty in adjusting our operating expenses. Because decisions to purchase products such as our ESM product involve significant capital commitments by customers, potential customers generally have our software evaluated at multiple levels within an organization, each often having specific and conflicting requirements. Enterprise customers make product purchasing decisions based in part on factors not directly related to the features of the products, including but not limited to the customers’ projections of business growth, capital budgets and anticipated cost savings from implementation of the software. As a result of these factors, licensing our software products often requires an extensive sales effort throughout a customer’s organization. In addition, we have limited experience with sales of our TRM, Logger and NCM products. In particular, sales of our TRM and NCM products and to some extent our Logger product involve approvals from different functional areas of an organization than our ESM product. As a result, the sales cycle for these products may be lengthy or may vary significantly. Our sales efforts involve educating our customers, who are often relatively unfamiliar with our products and the value of our products, including their technical capabilities and potential cost savings to the organization. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales.

The length of our sales cycle, from initial evaluation to delivery of software, tends to be long and varies substantially from customer to customer. Our sales cycle is typically three to six months but can extend to more than a year for some sales. We typically recognize a substantial majority of our product revenues in the last few weeks of a quarter. It is difficult to predict exactly when, or even if, we will actually make a sale with a potential customer. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large product transactions in a quarter could impact our operating results for that quarter and any future quarters into which revenues from that transaction are delayed. As a result of these factors, it is difficult for us to accurately forecast product revenues in any quarter. Because a substantial portion of our expenses are relatively fixed in the short term, our operating results will suffer if revenues fall below our expectations in a particular quarter, which could cause the price of our common stock to decline significantly.

If we fail to further develop and manage our distribution channels, our revenues could decline and our growth prospects could suffer.

We derive a portion of our revenues from sales of our products and related services through channel partners, such as resellers and systems integrators. In particular, systems integrators are an important source of sales leads for us in the U.S. public sector, as government agencies often rely on them to meet information technology, or IT, needs. We also use resellers to augment our internal resources in international markets and, to a lesser extent, domestically. We may be required by our U.S. government customers to utilize particular resellers that may not meet our criteria for creditworthiness, and revenues from those resellers may not be recognizable until receipt of payment. We also anticipate that we will derive a substantial portion of our TRM, Logger and NCM sales through channel partners, including parties with which we have not yet developed relationships. We expect that channel sales will represent a substantial portion of our U.S. government and international revenues for the foreseeable future and, we believe, a growing portion of our U.S. commercial revenues. We may be unable to recruit additional channel partners and successfully expand our channel sales program. If we do not successfully execute our strategy to increase channel sales, particularly to further penetrate the mid-market and sell our appliance products, our growth prospects may be materially and adversely affected.

Our agreements with our channel partners are generally non-exclusive and many of our channel partners have more established relationships with our competitors. If our channel partners do not effectively market and sell our products, if they choose to place greater emphasis on products of their own or those offered by our competitors, or if they fail to meet the needs of our customers, our ability to grow our business and sell our products may be adversely affected, particularly in the public sector, the mid-market and internationally. Similarly, the loss of a substantial number of our channel partners, which may cease marketing our products and services with limited or no notice and with little or no penalty, and our possible inability to replace them, the failure to recruit additional channel partners, or any reduction or delay in their sales of our products and services or conflicts between channel sales and our direct sales and marketing activities could materially and adversely affect our results of operations. In addition, changes in the proportion of our revenues attributable to sales by channel partners, which are more likely than direct sales to involve collectibility concerns at the time of contract execution and product delivery, may cause our operating results to fluctuate from period to period.

We have limited experience with sale, manufacture, delivery, service and support of our TRM, Logger and NCM products, and we may be unable to successfully forecast demand or fulfill orders for these appliance products.

We introduced our appliance-based products in fiscal 2007. Prior to that time, we offered only software products and related services, and as a result have limited experience with sales of appliance-based products. Fulfillment of sales of our appliance products involves hardware manufacturing, inventory, import certification and return merchandise authorization processes with which we have limited experience. For example, if we fail to accurately predict demand and maintain insufficient hardware inventory or excess inventory, we may be unable to timely deliver ordered products or may have substantial inventory expense. In addition, if our equipment vendor fails to manufacture our appliance products or fulfill orders in required volumes, in a timely manner, at a sufficient level of quality, or at all, we may be unable to fulfill customer orders and our operating results may fluctuate from period to period. If we underestimate warranty claims for our appliance products, our operating expenses may be higher than we anticipate, which in turn may adversely affect our results of operations. In addition, if we change our hardware configuration or manufacturer, some countries may require us to reinitiate their import certification process. Because our appliance products are new, we have limited experience with warranty claims, resulting in limited ability to forecast warranty expense. If we are unable to successfully perform these functions or develop a relationship with a fulfillment partner that does so for us, our sales, operating results and financial condition may be harmed.

Because we derive a substantial majority of our revenues from ArcSight ESM and related products and services, any failure of this product to satisfy customer demands or to achieve increased market acceptance will harm our business, operating results, financial condition and growth prospects.

We have derived substantially all of our product revenues from ArcSight ESM and related products. We expect this to continue for the foreseeable future. For example, in fiscal 2007, sales of such products represented 89% of product revenues, with the balance coming from transactions that included both our ESM products and our appliance products or included only appliance products. Prior to fiscal 2007, all of our revenues related to our ESM products. As a result, although we introduced our complementary appliance products in fiscal 2007 to more fully serve the enterprise security and compliance management market, our revenues and operating results will continue to depend substantially on the demand for our ArcSight ESM product. Demand for ArcSight ESM is affected by a number of factors beyond our control, including the timing of development and release of new products by us and our competitors, technological change, and lower-than-expected growth or a contraction in the worldwide market for enterprise security and compliance management solutions or other risks described in this prospectus. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of ArcSight ESM, our business, operating results, financial condition and growth prospects will be adversely affected.

If we are unable to successfully market our recently introduced products, successfully develop new products, make enhancements to our existing products or expand our offerings into new markets, our business may not grow and our operating results may suffer.

We introduced our TRM, Logger and NCM products in fiscal 2007 and are currently developing new versions of these products and our ESM platform, as well as new complementary products. Our growth strategy and future financial performance will depend, in part, on our ability to market and sell these products and to diversify our offerings by successfully developing, timely introducing and gaining customer acceptance of new products.

The software in our products is especially complex because it must recognize, effectively interact with and manage a wide variety of devices and applications, and effectively identify and respond to new and increasingly sophisticated security threats and other risks, while not impeding the high network performance demanded by our customers. The typical development cycle for a patch to our ESM software is one to three months, a service pack is four to six months and a new version or major sub-version is 12 to 18 months. Customers and industry analysts expect speedy introduction of software to respond to new threats and risks and to add new functionality, and we may be unable to meet these expectations. Since developing new products or new versions of, or add-ons to, existing products is complex, the timetable for their commercial release is difficult to predict and may vary from our historical experience, which could result in delays in their introduction from anticipated or announced release dates. We may not offer updates as rapidly as new threats affect our customers. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing and introducing on a timely basis new and effective products, upgrades and services that can respond adequately to new security threats, our competitive position, business and growth prospects will be harmed.

Diversifying our product offerings and expanding into new markets will require significant investment and planning, will bring us more directly into competition with software providers that may be better established or have greater resources than we do, may complicate our relationships with channel and strategic partners and will entail significant risk of failure. Sales of our Logger product and other products that we may develop and market may reduce revenues of our flagship ESM product and our overall margin by offering a subset of features or capabilities at a reduced price with a lower gross margin. Moreover, increased emphasis on the sale of our appliance products, add-on products or new product lines could distract us from sales of our core ArcSight ESM offering, negatively affecting our overall sales. If we fail or delay in diversifying our existing offerings or expanding into new markets, or we are unsuccessful competing in these new markets, our business, operating results and prospects may suffer.

If we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that maintaining and enhancing our brand identity is critical to our relationships with, and to our ability to attract, new customers and partners. The successful promotion of our brand will depend largely upon our marketing and public relations efforts, our ability to continue to offer high-quality products and services, and our ability to successfully differentiate our products and services from those of our competitors, especially to the extent that our competitors integrate or bundle competitive offerings with a broader array of products and services that they may offer. Our brand promotion activities may not be successful or yield increased revenues. In addition, extension of our brand to products and uses different from our traditional products and services may dilute our brand, particularly if we fail to maintain the quality of our products and services in these new areas. Moreover, it may be difficult to maintain and enhance our brand in connection with sales through channel or strategic partners. The promotion of our brand will require us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities yield increased revenues, these revenues may not offset the expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands, and we could lose customers and channel partners, all of which would harm our business, operating results and financial condition.

In addition, independent industry analysts often provide reviews of our products and services, as well as those of our competitors, and perception of our products in the marketplace may be significantly influenced by these reviews. We have no control over what these industry analysts report, and because industry analysts may influence current and potential customers, our brand could be harmed if they do not provide a positive review of our products and services or view us as a market leader.

We face intense competition in our market, especially from larger, better-known companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for enterprise security and compliance management, log archiving and response products is intensely competitive, and we expect competition to increase in the future. A significant number of companies have developed, or are developing, products that currently, or in the future are likely to, compete with some or all of our products. We may not compete successfully against our current or potential competitors, especially those with significantly greater financial resources or brand name recognition. Companies competing with us may introduce products that are more competitively priced, have greater performance or functionality or incorporate technological advances that we have not yet developed or implemented.

Our competitors include large software companies, software or hardware network infrastructure companies, smaller software companies offering more narrowly focused enterprise security and compliance management, log archiving and response products and small and large companies offering point solutions that compete with components of our platform or individual products offered by us. Existing competitors for a security and compliance management software platform solution such as our ESM platform primarily are specialized, privately-held companies, such as Intellitactics and NetForensics, as well as larger companies such as CA and Symantec, and EMC, IBM and Novell, through their acquisitions of Network Intelligence, Micromuse and Consul, and e-Security, respectively. Competitors for sales of our TRM and NCM products include: privately-held companies that provide network configuration management products, such as Alterpoint and Voyence; larger providers of IT automation software products, such as Opsware, which was recently acquired by Hewlett-Packard; and diversified IT security vendors. Current competitors for sales of our Logger product include specialized, privately-held companies, such as LogLogic and Sensage. In addition to these current competitors, we expect to face competition for our appliance products from existing large, diversified software and hardware companies, from specialized, smaller companies and from new companies that may seek to enter this market.

A greater source of competition is represented by the custom efforts undertaken by potential customers to analyze and manage the information produced from their existing devices and applications to identify and remediate threats. Many companies, in particular large corporate enterprises, have developed internally software that is an alternative to our enterprise security and compliance management, log archiving and response products. Wide adoption of our Common Event Format, which we are promoting as a standard for event logs generated by security and other products, may facilitate this internal development. It may also allow our competitors to offer products with a degree of compatibility similar to ours or may facilitate new entrants into our business. New competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, larger installed customer bases and significantly greater financial, technical, marketing and other resources and experience. If these new competitors are successful, we would lose market share and our revenues would likely decline.

Mergers or consolidations among these competitors, or acquisitions of our competitors by large companies, present heightened competitive challenges to our business. For example, in recent years IBM has acquired Internet Security Systems, Inc., Micromuse and Consul, Novell acquired e-Security, EMC acquired Network Intelligence and Hewlett-Packard acquired Opsware. We believe that the trend toward consolidation in our industry will continue. These acquisitions will make these combined entities potentially more formidable competitors to us if their products and offerings are effectively integrated. Continued industry consolidation may impact customers’ perceptions of the viability of smaller or even medium-sized software firms and consequently customers’ willingness to purchase from those firms.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	greater name recognition and longer operating histories;

•	larger sales and marketing budgets and resources;

•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

•	broader distribution and established relationships with distribution partners;

•	access to larger customer bases;

•	greater customer support;

•	greater resources to make acquisitions;

•	lower labor and development costs; and

•	substantially greater financial, technical and other resources.

As a result, they may be able to adapt more quickly and effectively to new or emerging technologies and changing opportunities, standards or customer requirements. In addition, these companies have reduced, and could continue to reduce, the price of their enterprise security and compliance management, log archiving and response products and managed security services, which intensifies pricing pressures within our market.

Increased competition could result in fewer customer orders, price reductions, reduced operating margins and loss of market share. Our larger competitors also may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, geographic presence, the ability to provide a broader range of services and products, and price. In addition, large competitors may have more extensive relationships within large enterprises, the federal government or foreign governments, which may provide them with an advantage in competing for business with those potential customers. Our ability to compete will depend upon our ability to provide better performance than our competitors at a competitive price. We may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and we cannot assure you that we will be able to compete successfully in the future.

We may not be able to compete effectively with companies that integrate or bundle products similar to ours with their other product offerings.

Many large, integrated software companies offer suites of products that include software applications for security and compliance management. In addition, hardware vendors, including diversified, global concerns, offer products that address the security and compliance needs of the enterprises and government agencies that comprise our target market. Further, several companies currently sell software products that our customers and potential customers have broadly adopted, which may provide them a substantial advantage when they sell products that perform functions substantially similar to some of our products. Competitors that offer a large array of security or software products may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling them with their other product offerings. The trend toward consolidation in our industry increases the likelihood of competition based on integration or bundling. Customers may also increasingly seek to consolidate their enterprise-level software purchases with a small number of larger companies that can purport to satisfy a broad range of their requirements. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for those products, which would adversely affect our business, operating results and financial condition. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage.

We face risks related to customer outsourcing to managed security service providers.

Some of our customers have outsourced the management of their IT departments or the network security operations function to large system integrators or managed security service providers, or MSSPs. If this trend continues, our established customer relationships could be disrupted and our products could be displaced by alternative system and network protection solutions offered by system integrators or MSSPs. Significant product displacements could impact our revenues and have a negative effect on our business. While to date we have developed a number of successful relationships with MSSPs, they may develop or acquire their own technologies rather than purchasing our products for use in provision of managed security services.

Our business depends, in part, on sales to the public sector, and significant changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

We derive a portion of our revenues from contracts with federal, state, local and foreign governments and government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For example, we have historically derived, and expect to continue to derive, a significant portion of our revenues from sales to agencies of the U.S. federal government, either directly by us or through systems integrators and other resellers. In fiscal 2006 and 2007, we derived 38% and 32% of our revenues, respectively, from contracts with agencies of the U.S. federal government. Accordingly:

•	changes in fiscal or contracting policies or decreases in available government funding;

•	changes in government programs or applicable requirements;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	changes in political or social attitudes with respect to security issues;

•	potential delays or changes in the government appropriations process; and

•	delays in the payment of our invoices by government payment offices could cause governments and governmental agencies to delay or refrain from purchasing the products and services that we offer in the future or otherwise have an adverse effect on our business, financial condition and results of operations.

Failure to comply with laws or regulations applicable to our business could cause us to lose U.S. government customers or our ability to contract with the U.S. government.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts, which affect how we and our channel partners do business in connection with U.S. federal agencies. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts and suspension or debarment from government contracting for a period of time. Any such damages, penalties, disruption or limitation in our ability to do business with the U.S. federal government could have a material adverse effect on our business, operating results and financial condition.

Our government contracts may limit our ability to move development activities overseas, which may impair our ability to optimize our software development costs and compete for non-government contracts.

Increasingly, software development is being shifted to lower-cost countries, such as India. However, some contracts with U.S. government agencies require that at least 50% of the components of each of our products be of U.S. origin. Consequently, our ability to optimize our software development by conducting it overseas may be hampered. Some of our competitors do not rely on contracts with the U.S. government to the same degree as we do and may develop software off-shore. If we are unable to develop software as cost-effectively as our competitors, our ability to compete for our non-government customers may be reduced and our customer sales may decline, resulting in decreased revenues.

Real or perceived errors, failures or bugs in our products could adversely affect our operating results and growth prospects.

Because we offer very complex products, undetected errors, failures or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products. Despite testing by us, errors, failures or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures, and bugs in some of our product offerings after their introduction.

In addition, our products could be perceived to be ineffective for a variety of reasons outside of our control. Hackers could circumvent our customers’ security measures, and customers may misuse our products resulting in a security breach or perceived product failure. We provide a top-level enterprise security and compliance management solution that integrates a wide variety of other elements in a customer’s IT and security infrastructure, and we may receive blame for a security breach that was the result of the failure of one of the other elements.

Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. Our product liability insurance may not be adequate. Further, provisions in our license agreements with end users that limit our exposure to liabilities arising from such claims may not be enforceable in some circumstances or may not fully protect us against such claims and related liabilities and costs. Defending a lawsuit, regardless of its merit, could be costly and could limit the amount of time that management has available for day-to-day execution and strategic planning or other matters.

Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer’s systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

In addition, because we are a leading provider of enterprise security products and services, “hackers” and others may try to access our data or compromise our systems. If we are the subject of a successful attack, then our reputation in the industry and with current and potential customers may be compromised and our sales and operating results could be adversely affected.

Incorrect or improper use of our complex products, our failure to properly train customers on how to utilize our products or our failure to properly provide consulting and implementation services could result in customer dissatisfaction and negatively affect our results of operations and growth prospects.

Our ESM, TRM and NCM products are complex and are deployed in a wide variety of network environments. The proper use of our products, particularly our ESM platform, requires training of the end user. If our software products are not used correctly or as intended, inadequate performance may result. For example, among other things, deployment of our ESM platform requires categorization of IT assets and assignment of business or criticality values for each, selection or configuration of one of our pre-packaged rule sets, user interfaces and network utilization parameters, and deployment of connectors for the various devices and applications from which event data are to be collected. Our customers or our professional services personnel may incorrectly implement or use our products. Our products may also be intentionally misused or abused by customers or their employees or third parties who obtain access and use of our products. For example, a person obtaining inappropriate access to our TRM product could use it to shut down network resources or open breaches in network security. Because our customers rely on our product, services and maintenance offerings to manage a wide range of sensitive security, network and compliance functions, the incorrect or improper use of our products, our failure to properly train customers on how to efficiently and effectively use our products or our failure to properly provide consulting and implementation services and maintenance to our customers may result in negative publicity or legal claims against us.

In addition, if customer personnel are not well trained in the use of our products, customers may defer the deployment of our products or may not deploy them at all. If there is substantial turnover of the customer personnel responsible for implementation and use of our ESM products, our product may go unused and our ability to make additional sales may be substantially limited.

If we are unable to maintain effective relationships with our technology partners, we may not be able to support the interoperability of our software with a wide variety of security and other products and our business may be harmed.

A key feature of ArcSight ESM is that it provides out-of-the-box support for many third-party devices and applications that the customer may use in its business and technology infrastructure. To provide effective interoperability, we work with individual product vendors to develop our SmartConnectors, which allow our ESM platform to interface with these products. In addition, we are promoting the adoption of our Common Event Format as a standard way to format system log events. Some of these technology partners are current or potential competitors of ours. If we are unable to develop and maintain effective relationships with a wide variety of technology partners, if companies adopt more restrictive policies with respect to, or impose unfavorable terms and conditions on, access to their products, or if our Common Event Format is not widely adopted, we may not be able to continue to provide our customers with a high degree of interoperability with their existing IT and business infrastructure, which could reduce our sales and adversely affect our business, operating results and financial condition.

Our international sales and operations subject us to additional risks that can adversely affect our operating results.

In fiscal 2006 and 2007, we derived 21% and 23% of our revenues, respectively, from customers outside the United States, and we are continuing to expand our international operations as part of our growth strategy. We currently have sales personnel and sales and support operations in Canada, China, Germany, Hong Kong, Japan, Singapore, South Korea and the United Kingdom. Our international operations subject us to a variety of risks, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	longer payment cycles and difficulties in collecting accounts receivable, especially in emerging markets, and the likelihood that revenues from international resellers and customers may need to be recognized when cash is received, at least until satisfactory payment history has been established;

•	the need to localize our products and licensing programs for international customers;

•	differing regulatory and legal requirements and possible enactment of additional regulations or restrictions on the use, import or export of encryption technologies and our appliance-based products, which could delay or prevent the sale or use of our products in some jurisdictions;

•	reduced protection for intellectual property rights in some countries; and

•	overlapping of different tax regimes.

Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition and growth prospects.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, deal with and make sales to governmental customers in countries known to experience corruption, particularly certain emerging countries in East Asia, Eastern Europe and the Middle East, and further expansion of our international selling efforts may involve additional regions, including Africa and South America. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or channel partners that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. We have implemented safeguards to discourage these practices by our employees, consultants, sales agents and channel partners. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or channel partners may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, including suspension or debarment from U.S. government contracting, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Failure to protect our intellectual property rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and propriety information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expenses. Any of our patents, copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We have two issued patents and 29 patent applications pending in the United States, and have four international patent applications and 13 patent applications in foreign countries pending, based on five U.S. patent applications. Our issued patents may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never issue at all. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, enabling other companies to better develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the U.S. are typically not published until 18 months after filing, or in some cases not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications or otherwise used in our products, that we were the first to file for protection in our patent applications, or that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented products or technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products and services are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results and financial condition.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may in the future be subject to intellectual property rights claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software, networking and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our potential patents may provide little or no deterrence. We have received, and may in the future receive, notices that claim we have misappropriated or misused other parties’ intellectual property rights, and, to the extent we gain greater visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to software technologies in general and network security technology in particular. There may be third-party intellectual property rights, including issued or pending patents, that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our products or product features and may be unable to compete effectively. Any of these results would harm our business, operating results and financial condition.

We rely on software licensed from other parties, the loss of which could increase our costs and delay software shipments.

We utilize various types of software licensed from unaffiliated third parties in order to provide certain elements of our product offering. For example, we license database software from Oracle that we integrate with our ESM product. Our agreement with Oracle permits us to distribute Oracle software in our products to our customers and partners worldwide through May 2009. See “Business—Intellectual Property—Oracle License Agreement.” Any errors or defects in this third-party software could result in errors that could harm our business. In addition, licensed software may not continue to be available on commercially reasonable terms, or at all. While we believe that there are currently adequate replacements for third-party software, any loss of the right to use any of this software could result in delays in producing or delivering our software until equivalent technology is identified and integrated, which could harm our business. Our business would be disrupted if any of the software we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with software available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in our product shipments and the release of new product offerings. Furthermore, we might be forced to limit the features available in our current or future products. If we fail to maintain or renegotiate any of these software licenses, we could face significant delays and diversion of resources in attempting to license and integrate a functional equivalent of the software.

Some of our products contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under “open source” licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license these modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organization for the use of open source, and we plan to implement the use of software tools to review our source code for potential inclusion of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products or that such software tools will be effective. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to re-engineer our products, to release proprietary source code, to discontinue the sale of our products in the event re-engineering could not be accomplished on a timely basis or to take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and channel partners include indemnification provisions, under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons. The term of these indemnity provisions is generally perpetual after execution of the corresponding product sale agreement. Large indemnity payments could harm our business, operating results and financial condition.

Changes or reforms in the law or regulatory landscape could diminish the demand for our solutions, and could have a negative impact on our business.

One factor that drives demand for our products and services is the legal and regulatory framework in which our customers operate. Laws and regulations are subject to drastic changes, and these could either help or hurt the demand for our products. Thus, some changes in the law and regulatory landscape, such as legislative reforms that limit corporate compliance obligations, could significantly harm our business.

If we are unable to attract and retain personnel, our business would be harmed.

We depend on the continued contributions of our senior management and other key personnel, in particular Robert Shaw and Hugh Njemanze, the loss of whom could harm our business. All of our executive officers and key employees are at-will employees, which means they may terminate their employment relationship with us at any time. We do not maintain a key-person life insurance policy on any of our officers or other employees.

Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance and other personnel, particularly in our sales and marketing, research and development and professional service departments. We face intense competition for qualified individuals from numerous security, software and other technology companies. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. Often, significant amounts of time and resources are required to train technical, sales and other personnel. Qualified individuals are in high demand. We may incur significant costs to attract and retain them, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, and we may be required to pay increased compensation in order to do so. If we are unable to attract and retain the qualified personnel we need to succeed, our business would suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our employees, our business, operating results and financial condition would be harmed.

If we fail to manage future growth effectively, our business would be harmed.

We operate in an emerging market and have experienced, and may continue to experience, significant expansion of our operations. In particular, we grew from 204 employees as of April 30, 2006 to 308 employees as of October 31, 2007. This growth has placed, and will continue to place, a strain on our employees, management systems and other resources. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

Future acquisitions could disrupt our business and harm our financial condition and results of operations.

We completed the acquisition of substantially all of the assets of Enira Technologies, LLC in June 2006, and may pursue additional acquisitions in the future, any of which could be material to our business, operating results and financial condition. Our ability as an organization to successfully acquire and integrate technologies or businesses on a larger scale is unproven. Acquisitions involve many risks, including the following:

•	an acquisition may negatively impact our results of operations because it may require us to incur charges and substantial debt or liabilities, may cause adverse tax consequences, substantial depreciation or deferred compensation charges, may result in acquired in-process research and development expenses or in the future may require the amortization, write-down or impairment of amounts related to deferred compensation, goodwill and other intangible assets, or may not generate sufficient financial return to offset acquisition costs;

•	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company; and

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience.

Establishing, maintaining and improving our financial controls and the requirements of being a public company may strain our resources and divert management’s attention, and if we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of The NASDAQ Stock Market. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Given our history of material weaknesses, achieving and maintaining effective controls may be particularly challenging for us. See “—A material weakness in our internal control over financial reporting was identified during the audit of our most recent annual financial statements that, if not remediated, could affect our ability to prepare timely and accurate financial reports, which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.”

While we are in the process of remediating the material weakness identified during the audit of our fiscal 2007 financial statements, we cannot estimate how long it will take to reach a determination that our internal control over financial reporting is effective. Further, we are in the early stages of developing our disclosure controls and procedures – the controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or SEC, is recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms. Even if we develop effective controls, these new controls and our currently effective controls may become inadequate because of changes in conditions, and the degree of compliance with the policies or procedures may deteriorate. Further, additional weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our prior period financial statements. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports filed with the SEC beginning for our fiscal year ending April 30, 2009 under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. We have a substantial effort ahead of us to implement appropriate processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results and financial condition. These efforts will also involve substantial accounting-related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline.

We also have not yet implemented a complete disaster recovery plan or business continuity plan for our accounting and related information technology systems. Any disaster could therefore materially impair our ability to maintain timely accounting and reporting.

The Sarbanes-Oxley Act and the rules and regulations of The NASDAQ Stock Market will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain or increase coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of The NASDAQ Stock Market rules, and officers may be curtailed.

A material weakness in our internal control over financial reporting was identified during the audit of our most recent annual financial statements that, if not remediated, could affect our ability to prepare timely and accurate financial reports, which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports, to prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our operating results may be misstated and our reputation may be harmed.

During the audit of our financial statements for fiscal 2004, 2005, 2006 and 2007, “material weaknesses” in our internal control over financial reporting were identified, and, in the future, we may identify additional material weaknesses or other areas of our internal control over financial reporting that need improvement. The material weakness identified in connection with the preparation of our financial statements for fiscal 2007 relates to internal review, primarily due to failure of the review process of accounting computations and reconciliations prepared by third parties as part of the preparation of our fiscal 2007 financial statements. This weakness led to four adjustments to our financial statements. The largest such adjustment resulted from a failure to detect an overstatement of stock-based compensation expense of $0.3 million under Statement of Financial Accounting Standards No. 123(R), Share Based Payment, in calculations prepared by a third-party service provider.

We are in the process of remediating the material weakness identified during the audit of our fiscal 2007 financial statements, but have not yet been able to complete our remediation efforts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” It will take additional time to design, implement and test the controls and procedures required to enable our management to conclude that our disclosure controls and our internal control over financial reporting are effective. We cannot at this time estimate how long it will take to complete our remediation efforts. In addition, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to remediate the material weakness that has been identified or to implement and maintain effective disclosure controls and internal control over financial reporting could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

We may not be able to utilize a significant portion of our net operating loss carry-forwards, which could adversely affect our operating results.

Due to prior period losses, we have generated significant federal and state net operating loss carry-forwards, which expire beginning in fiscal 2021 and fiscal 2013, respectively. U.S. federal and state income tax laws limit the amount of these carry-forwards we can utilize upon a greater than 50% cumulative shift of stock ownership over a three-year period, including shifts due to the issuance of additional shares of our common stock, or securities convertible into our common stock. We have previously experienced a greater than 50% shift in our stock ownership, which has limited our ability to use a portion of our net operating loss carry-forwards, and we may experience subsequent shifts in our stock ownership. Accordingly, there is a risk that our ability to use our existing carry-forwards in the future could be further limited and that existing carry-forwards would be unavailable to offset future income tax liabilities, which would adversely affect our operating results.

Governmental export or import controls could subject us to liability or limit our ability to compete in foreign markets.

Our products incorporate encryption technology and may be exported outside the U.S. only if we obtain an export license or qualify for an export license exception. Compliance with applicable regulatory requirements regarding the export of our products, including with respect to new releases of our products, may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export of our products to some countries altogether. In addition, various countries regulate the import of our appliance-based products and have enacted laws that could limit our ability to distribute products or could limit our customers’ ability to implement our products in those countries. Any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by existing customers with international operations, declining adoption of our products by new customers with international operations and decreased revenues. If we fail to comply with export and import regulations, we may be denied export privileges, be subjected to fines or other penalties and our products may be denied entry into other countries.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular The NASDAQ Global Market on which our common stock will be listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results and financial condition.

A significant portion of our total outstanding shares may be sold into the market in the near future. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale. After this offering, we will have outstanding 30,941,015 shares of our common stock, based on the number of shares outstanding as of October 31, 2007. This includes the shares that we and the selling stockholders are selling in this offering, which may be resold in the public market immediately. The remaining 24,079,096 shares, or 77.8% of our outstanding shares after this offering, are currently restricted as a result of market standoff and/or lock-up agreements but will be able to be sold in the near future as set forth below.

Date Available for Sale	Number of Shares and
into Public Market	% of Total Outstanding

Immediately after the date of this prospectus	No shares, or 0%
181 days after the date of this prospectus	24,079,096 shares, or 77.8%, of which 10,583,647 shares, or 34.2%, will be subject to limitations under Rules 144 and 701

After this offering, the holders of an aggregate of 9,622,826 shares of our common stock and shares subject to warrants to purchase our common stock outstanding as of October 31, 2007 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to market standoff and/or lock-up agreements restricting their sale for 180 days after the date of this prospectus. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff and/or lock-up agreements. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The 180-day lock-up period is subject to extension in some circumstances.

The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently do not have and may never obtain research coverage by securities analysts, and industry analysts that currently cover us may cease to do so. If no securities analysts commence coverage of our company, or if industry analysts cease coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, 57.0% of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws that will become effective immediately following the completion of this offering will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors will be classified into three classes of directors with staggered three-year terms;

•	only our chairman of the board, our lead independent director, if any, our chief executive officer, our president or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	directors may be removed from office only for cause;

•	our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without stockholder approval; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend” and “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts generated by International Data Corporation (IDC) and TheInfoPro (TIP). The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications, surveys and forecasts.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $51.9 million, assuming an initial public offering price of $10.00 per share (the midpoint of the range listed on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the net proceeds to us from this offering by $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. If the underwriters’ option to purchase additional shares to cover over allotments is exercised in full, our net proceeds from this offering would increase by approximately $8.4 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. See “Principal and Selling Stockholders” and “Underwriters.”

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and improve our competitive position. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. Additionally, we may choose to expand our current business through acquisitions of or investments in other complementary businesses, products or technologies, using cash or shares of our common stock. However, we have no negotiations, agreements or commitments with respect to any such acquisitions or investments at this time.

Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of short-term, interest-bearing, investment grade securities. Our management will have broad discretion in the application of the net proceeds from this offering to us, and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of October 31, 2007, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to (1) the issuance and sale by us of 6,000,000 shares of common stock in this offering, and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $10.00 per share (the midpoint of the range listed on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering, and (3) the amendment and restatement of our certificate of incorporation immediately following the completion of this offering. Pro forma as adjusted cash and cash equivalents adjust for $1.8 million of public offering expenses previously paid as of October 31, 2007.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of October 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(in thousands, except share and per share data)
	(unaudited)

Cash and cash equivalents	$15,869	$15,869	$69,552

Stockholders’ equity:
Convertible preferred stock, par value $0.00001 per share, 21,601,752 authorized and 13,032,497 shares issued and outstanding (actual); 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted

Series A: 3,681,913 shares designated; 3,681,909 shares issued and outstanding; $14,439 aggregate liquidation preference, actual; no shares issued or outstanding, pro forma or pro forma as adjusted	$14,439	$—	$—
Series B: 8,419,840 shares designated; 7,416,112 shares issued and outstanding; $9,504 aggregate liquidation preference, actual; no shares issued or outstanding, pro forma or pro forma as adjusted	9,185	—	—
Series C: 2,000,000 shares designated; 1,934,476 shares issued and outstanding; $2,975 aggregate liquidation preference, actual; no shares issued or outstanding, pro forma or pro forma as adjusted	3,134	—	—
Common stock, par value $0.00001 per share, 32,500,000 shares authorized, 10,953,483 shares issued and outstanding (actual); 150,000,000 shares authorized, 24,941,015 shares issued and outstanding, pro forma; and 30,941,015 shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	26,128	52,886	104,736
Deferred stock-based compensation	(290)	(290)	(290)
Accumulated other comprehensive income	(4)	(4)	(4)
Accumulated deficit	(48,000)	(48,000)	(48,000)

Total stockholders’ equity	4,592	4,592	56,442

Total capitalization	$4,592	$4,592	$56,442

(footnote appears on following page)

(1)	A $1.00 increase (decrease) in the assumed public offering price of $10.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. If the underwriters’ option to purchase additional shares to cover over allotments is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $8.4 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and we would have 31,841,015 shares of our common stock issued and outstanding, pro forma as adjusted.

The table above excludes the following shares:

•	6,285,556 shares of common stock issuable upon the exercise of options outstanding as of October 31, 2007, at a weighted-average exercise price of approximately $5.06 per share;

•	332,874 shares of common stock issuable upon the exercise of options granted after October 31, 2007 at an exercise price of $10.00 per share;

•	19,206 shares of common stock issuable upon exercise of warrants outstanding as of October 31, 2007, including a warrant to purchase 6,296 shares of common stock and warrants to purchase an aggregate of 12,910 shares of convertible preferred stock that will convert into warrants to purchase the same number of shares of common stock upon completion of this offering, at a weighted-average exercise price of approximately $0.001338 per share;

•	4,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, which will become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans”; and

•	1,000,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, which will become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of October 31, 2007 was $(3.6) million, or $(0.14) per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of October 31, 2007, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering.

After giving effect to our sale in this offering of 6,000,000 shares of common stock at an assumed initial public offering price of $10.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of October 31, 2007 would have been approximately $48.2 million, or $1.56 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.70 per share to our existing stockholders and an immediate dilution of $8.44 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial offering price per share		$10.00
Pro forma net tangible book value per share as of October 31, 2007	$(0.14)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.70

Pro forma as adjusted net tangible book value per share after this offering		1.56

Dilution in pro forma net tangible book value per share to investors in this offering		$8.44

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be approximately $1.78 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $8.22 per share.

The following table summarizes, as of October 31, 2007, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our convertible preferred stock into common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed initial public offering price of $10.00 per share (the midpoint of the range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
	Number	Percent	Amount	Percent	Price Per Share

Existing stockholders	24,941,015	80.6%	$36,007,699	37.5%	$1.44
New investors	6,000,000	19.4	60,000,000	62.5	10.00

Totals	30,941,015	100.0%	$96,007,699	100.0%

A $1.00 increase (decrease) in the assumed public offering price of $10.00 per share would increase (decrease) total consideration paid by new investors by $6.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 78.3% and our new investors would own 21.7% of the total number of shares of our common stock outstanding after this offering.

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 24,079,096, or approximately 77.8% of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to 6,861,919, or approximately 22.2% of the total shares of common stock outstanding after this offering.

The table and discussion above exclude the following shares:

•	6,285,556 shares of common stock issuable upon the exercise of options outstanding as of October 31, 2007, at a weighted-average exercise price of approximately $5.06 per share;

•	332,874 shares of common stock issuable upon the exercise of options granted after October 31, 2007 at an exercise price of $10.00 per share;

•	19,206 shares of common stock issuable upon exercise of warrants outstanding as of October 31, 2007, including a warrant to purchase 6,296 shares of common stock and warrants to purchase an aggregate of 12,910 shares of convertible preferred stock that will convert into warrants to purchase the same number of shares of common stock upon completion of this offering, at a weighted-average exercise price of approximately $0.001338 per share;

•	4,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, which will become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans”; and

•	1,000,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, which will become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans.”

To the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Following the completion of our fiscal year ended December 31, 2002, we changed our fiscal year end to April 30. As a result of the change, the first full fiscal year in which we sold our products and services was the fiscal year ended April 30, 2004. The consolidated statements of operations data for the fiscal years ended April 30, 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, and the balance sheet data as of April 30, 2006 and 2007 and October 31, 2007, are derived from our consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the fiscal year ended December 31, 2002, the four months ended April 30, 2003 and the fiscal year ended April 30, 2004, and the balance sheet data as of April 30, 2003, 2004 and 2005, are derived from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year	Four Months
	Ended	Ended					Six Months Ended
	December 31,	April 30,	Fiscal Year Ended April 30,				October 31,
Consolidated Statements of Operations Data:	2002	2003	2004	2005	2006	2007	2006	2007
	(in thousands, except per share data)
							(unaudited)
Revenues:
Products	$152	$511	$12,442	$22,357	$22,859	$43,989	$16,674	$27,875
Maintenance	27	76	1,931	5,947	11,473	18,762	7,768	12,247
Services	16	25	926	4,518	5,103	7,082	3,277	4,376

Total revenues	195	612	15,299	32,822	39,435	69,833	27,719	44,498
Cost of revenues:
Products	64	41	526	1,084	1,769	2,569	1,049	1,814
Maintenance(1)	—	9	207	851	2,085	3,498	1,650	2,627
Services(1)	—	2	565	2,559	2,942	3,521	1,884	2,440

Total cost of revenues	64	52	1,298	4,494	6,796	9,588	4,583	6,881

Gross profit	131	560	14,001	28,328	32,639	60,245	23,136	37,617
Operating expenses(1):
Research and development	3,221	1,034	4,068	7,583	12,154	14,535	6,933	9,107
Sales and marketing	2,736	1,382	8,041	14,647	24,309	36,587	15,463	24,607
General and administrative	2,845	818	3,480	8,725	12,978	9,453	3,861	6,988

Total operating expenses	8,802	3,234	15,589	30,955	49,441	60,575	26,257	40,702

Loss from operations	(8,671)	(2,674)	(1,588)	(2,627)	(16,802)	(330)	(3,121)	(3,085)
Other income (expense), net	56	19	106	(49)	219	462	184	40

Income (loss) before provision for income taxes	(8,615)	(2,655)	(1,482)	(2,676)	(16,583)	132	(2,937)	(3,045)
Provision for income taxes	—	—	23	137	163	389	195	257

Net loss	$(8,615)	$(2,655)	$(1,505)	$(2,813)	$(16,746)	$(257)	(3,132)	(3,302)

Net loss per common share, basic and diluted	$(2.05)	$(0.55)	$(0.28)	$(0.46)	$(2.24)	$(0.03)	$(0.32)	$(0.31)

Shares used in computing basic and diluted net loss per common share	4,201	4,860	5,372	6,162	7,469	10,042	9,882	10,504

(footnote appears on following page)

(1) Stock-based compensation expense is included above as follows:

Cost of maintenance revenues	$—	$—	$—	$4	$5	$3	$1	$38
Cost of services revenues	—	—	1	3	5	14	4	46
Research and development	—	—	143	1,642	1,950	501	222	647
Sales and marketing	—	—	14	746	210	661	95	1,141
General and administrative	—	—	425	4,838	5,948	350	172	261

Total stock-based compensation expense	$—	$—	$583	$7,233	$8,118	$1,529	$494	$2,133

Revenues in fiscal 2006 and prior years excluded revenues related to multiple element sales transactions consummated in that year that were deferred because we did not have vendor-specific objective evidence of fair value, or VSOE, for some product elements that were not delivered in the fiscal year of the transaction. In fiscal 2007, we either delivered such product elements, or we and our customers amended the contractual terms of these sales transactions to remove the undelivered product elements. Fiscal 2007 revenues included a substantial portion of the revenues so deferred from fiscal 2006, as well as a small amount of revenues similarly deferred from prior years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenues, Cost of Revenues and Operating Expenses” for additional details, including the net amounts involved. We expect that in future periods the comparison of revenues period-to-period will not be favorably impacted to the same extent by similar transactions consummated in fiscal 2007 and prior periods.

	As of April 30,					As of October 31,
	2003	2004	2005	2006	2007	2007
	(in thousands)
						(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,036	$7,976	$13,493	$16,443	$16,917	$15,869
Working capital (deficit)	3,762	4,990	11,606	5,377	(3,811)	(8,478)
Total assets	8,521	13,162	26,541	32,926	48,990	52,513
Current and long-term debt	—	—	—	—	—	—
Convertible preferred stock	25,602	26,362	26,928	26,758	26,758	26,758
Common stock and additional paid-in capital	2,138	2,950	11,301	19,383	23,479	26,128
Total stockholders’ equity	$4,467	$4,460	$9,713	$1,433	$5,130	$4,592

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the information set forth under “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements in this discussion, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and elsewhere in the prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a leading provider of security and compliance management software solutions that intelligently mitigate business risk for enterprises and government agencies. Much like a “mission control center,” our ESM platform delivers a centralized, real-time view of disparate digital alarms, alerts and status messages, which we refer to as events, across geographically dispersed and heterogeneous business and technology infrastructures. Our software correlates massive numbers of events from thousands of security point solutions, network and computing devices and applications, enabling intelligent identification, prioritization and response to external threats, insider threats and compliance and corporate policy violations. We also provide complementary software that delivers pre-packaged analytics and reports tailored to specific security and compliance initiatives, as well as appliances that streamline threat response, event log archiving and network configuration.

We were founded in May 2000 and first sold our initial ESM product in June 2002. Our revenues have grown from $32.8 million in fiscal 2005 to $69.8 million in fiscal 2007. Revenues for the six months ended October 31, 2007 were $44.5 million.

We achieved positive cash flows from operations in fiscal 2004 through 2007. We generated $3.8 million of cash from our operating activities during the six months ended October 31, 2007, and anticipate that we will continue to generate cash from operating activities for the full fiscal year. We initially funded our operations primarily through convertible preferred stock financings that raised a total of $26.8 million. As of October 31, 2007, we had cash and cash equivalents and accounts receivable of $29.9 million, and an aggregate of $12.6 million in accounts payable and accrued liabilities. In June 2006, we acquired substantially all of the assets of Enira Technologies, LLC, primarily consisting of the predecessors to our TRM and NCM products, for cash and stock consideration with an aggregate value of $8.7 million, including acquisition costs of $0.2 million.

Important Factors Affecting Our Operating Results and Financial Condition

We believe that the market for our products is in the early stages of development. We have identified factors that we expect to play an important role in our future growth and profitability. These factors are:

Sales of ESM Platform and Appliance Products to New Customers.  The market for security and compliance management software solutions is rapidly expanding, with new purchases often driven by corporate compliance initiatives. We typically engage in a proof of concept with our customers to demonstrate the capabilities of our ESM platform in their specific environment. A new sale usually involves the sale of licenses for one or more ESM Managers, a bundle of connectors, depending on the number and type of devices the customer intends to manage with ArcSight ESM, licenses for our console and web interfaces, installation services, training and an initial maintenance arrangement. In many cases, customers will also purchase one of our complementary software modules which enable them to implement specific sets of off-the-shelf rules for our event correlation engine that address specific security and compliance issues and business risks. In addition, customers may purchase our TRM, Logger and NCM appliances to address their threat response, log archiving and network configuration needs. Our growth depends on our ability to sell our products to new customers.

Continued Sales to Our Installed Base.  Many customers make an initial purchase from us and then decide whether to use our products with respect to a larger portion of their business and technology infrastructure or buy additional complementary products from us. Thus, a key component of our growth will be our ability to successfully maintain and further develop the relationships with our existing customers.

Development and Introduction of New Products.  We believe it is important that we continue to develop or acquire new products and services that will help us capitalize on opportunities in the security and compliance management market. Examples of new product introductions to date include our TRM, Logger and NCM appliances and our ArcSight Insider Threat Package and ArcSight Compliance Insight Package for PCI products in fiscal 2007, as well as enhancements to our ESM platform such as the May 2007 introduction of features such as identity correlation and role-based management.

Development of an Expanded Channel Network for Our Products.  We currently sell our products primarily through our direct sales force, although we do sell to government purchasers and internationally through resellers and system integrators. We believe further development of our sales channel will assist us in penetrating the mid-market, particularly as we expand our appliance-based offerings. In addition, it is likely that new appliance-based products that we develop will be sold more effectively through resellers and, if we are successful in introducing these new products, we will become more dependent on the development of an effective channel network. Further, motivating our channel partners to promote our products will be a key factor in the success of this strategy.

Sources of Revenues, Cost of Revenues and Operating Expenses

Our sales transactions typically include the following elements: a software license fee paid for the use of our products in perpetuity or, in limited circumstances, for a specified term; an arrangement for first-year support and maintenance, which includes unspecified software updates and upgrades; and professional services for installation, implementation and training. We derive the majority of our revenues from sales of software products. We introduced complementary appliance products in fiscal 2007, and they have not contributed a significant portion of our revenues to date. We sell our products and services primarily through our direct sales force. Additionally, we utilize resellers and systems integrators, particularly in sales to government agencies and international customers.

We recognize revenues pursuant to American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Software Revenue Recognition with Respect to Certain Arrangements, or collectively, SOP 97-2, which, if revenues are to be recognized upon product delivery, requires among other things vendor-specific objective evidence of fair value, or VSOE, for each undelivered element of multiple element customer contracts.

Fiscal 2007 revenues included revenues related to sales transactions consummated in prior fiscal years for which revenue recognition was deferred as a result of undelivered product elements for which we did not have VSOE. In fiscal 2007, we either delivered these product elements, or we and our customers amended the contractual terms of these sales transactions to remove the undelivered product elements, resulting in recognition of revenues in fiscal 2007. Similarly, but to a lesser extent, revenues related to sales transactions consummated in fiscal 2007 were deferred and will be recognized in future years. The net impact of these transactions was to reduce revenues in fiscal 2006 by $6.3 million and increase fiscal 2007 revenues by $1.8 million. Similarly, the net impact of these transactions reduced revenues in the six months ended October 31, 2006 by $0.8 million and increased revenues in the six months ended October 31, 2007 by $1.5 million. In each case, the net impact caused our fiscal period-to-period revenue growth rate to appear greater than it otherwise would. As of April 30, 2007 and October 31, 2007, deferred revenues included $5.4 million and $3.9 million, respectively, related to transactions such as these.

Product Revenues

Product revenues consists of license fees for our software products and, beginning in fiscal 2007, also includes revenues for sales of our TRM, Logger and NCM appliance products. License fees are based on a number of factors, including the type and number of devices that our customer intends to monitor using our software as well as the number of users and locations. In addition to our core solution, some of our customers purchase additional licenses for optional extension modules that provide enhanced discovery and analytics capabilities. Sales of our appliance products consist of sales of the appliance hardware and associated perpetual licenses to the embedded software. We first introduced our TRM and NCM appliance products in June 2006 and our Logger appliance product in December 2006, and these products have not represented a significant portion of our total revenues through October 31, 2007.

Appliance fees are based on the number of appliances purchased and, in some cases, on the number of network devices with which our customer intends to use the appliances. We generally recognize product revenues at the time of product delivery, provided all other revenue recognition criteria have been met. We recognize revenues associated with products sold through distribution partners on a sell-through basis once either we or our distribution partner has a contractual agreement in place with the end user, the products have been delivered to the end user, collectibility is probable and all other revenue recognition criteria have been met.

Historically, we have engaged in long sales cycles with our customers, typically three to six months and more than a year for some sales, and many customers make their purchase decisions in the last few weeks of a fiscal quarter, following procurement trends in the industry. Further, average deal size can vary considerably depending on our customers’ configuration requirements, implementation plan and budget availability. As a result, it is difficult to predict timing or size of product sales on a quarterly basis. In addition, we may fail to forecast sufficient production of our appliance products due to our limited experience with them, or we may be unable to physically deliver appliances within the quarter, depending on the proximity of the order to the end of the quarter. These situations may lead to delay of revenues until we can deliver products. The loss or delay of one or more large sales transactions in a quarter could impact our operating results for that quarter and any future quarters into which revenues from that transaction are delayed.

As of April 30, 2007 and October 31, 2007, deferred product revenues were $10.3 million and $11.2 million, respectively. Included in deferred product revenues as of April 30, 2007 and October 31, 2007 were $4.9 million and $3.5 million, respectively, related to multiple element arrangements where one or more product elements for which we did not have VSOE remained undelivered. The remainder of deferred product revenues as of April 30, 2007 and October 31, 2007 were $5.4 million and $7.7 million, respectively, and primarily related to product revenues to be recognized ratably over the term of the maintenance arrangements, prepayments in advance of delivery and other delivery deferrals.

Maintenance Revenues

Maintenance includes rights to unspecified software product updates and upgrades, maintenance releases and patches released during the term of the support period and internet and telephone access to maintenance personnel and content. Maintenance revenues are generated both from maintenance that we agree to provide in connection with initial sales of software and hardware products and from maintenance renewals. We generally sell maintenance on an annual basis. We offer two levels of maintenance – standard and, for customers that require 24-hour coverage seven days a week, premium. In most cases, we provide maintenance for sales made through channel partners. In addition, we sell an enhanced maintenance offering that provides frequent security content updates for our software. Maintenance fees are deferred at the time the maintenance agreement is initiated and recognized ratably over the term of the maintenance agreement. As our customer base expands, we expect maintenance revenues to continue to grow. For fiscal 2005, 2006 and 2007, the maintenance renewal rate was 93%, 96% and 96%, respectively.

As of April 30, 2007, deferred maintenance revenues were $17.1 million, of which $14.5 million represented current deferred maintenance revenues. As of October 31, 2007, deferred maintenance revenues were $18.6 million, of which $16.1 million represented current deferred maintenance revenues. Deferred maintenance revenues relate to advanced payments for support contracts that are recognized ratably.

Services Revenues

Services revenues are generated from sales of services to our customers, including installation and implementation of our software, consulting and training. Professional services are not essential to the functionality of the associated software products. We generally sell our services on a time-and-materials basis and recognize revenues as the services are performed.

As of April 30, 2007, deferred service revenues were $2.2 million, all of which represented current deferred services revenues. As of October 31, 2007, deferred service revenues were $3.5 million, all of which represented current deferred services revenues. Deferred services revenues relate to customer payments in advance of services being performed.

Cost of Revenues

Cost of revenues for our software products consists of third-party royalties and license fees for licensed technology incorporated into our software product offerings. Cost of revenues for appliance products consists of the hardware costs of the appliances and, for certain appliance products, third-party royalties for licensed technology. Sales of our appliance products are generally at a lower margin than sales of our software products.

Cost of maintenance revenues consists primarily of salaries and benefits related to maintenance personnel, other out-of-pocket expenses, and facilities and other related overhead.

Cost of services revenues consists primarily of the salaries and benefits of personnel, travel and other out-of-pocket expenses, facilities and other related overhead that are allocated based on the portion of the efforts of such personnel that are related to performance of professional services, and cost of services provided by subcontractors for professional services.

We intend to increase sales to the mid-market, a goal that we believe will be aided by our recent introduction of our appliance products. We expect the percentage of our mid-market sales made through our distribution channel will be greater than it has been to date. We also expect a high percentage of our international sales to continue to be made through our distribution channel. Sales through the channel tend to be at a lower margin than direct sales. As a result, we may report lower margins in future periods than has been the case for prior periods.

Operating Expenses

Research and Development Expenses.  Research and development expenses consist primarily of salaries and benefits of personnel engaged in the development of new products, the enhancement of existing products, quality assurance activities and, to a lesser extent, facilities costs and other related overhead. We expense all of our research and development costs as they are incurred. We expect research and development expenses to increase in absolute dollars for the foreseeable future as we continue to invest in the development of our products.

Sales and Marketing Expenses.  Sales and marketing expenses consist primarily of salaries, commissions and benefits related to sales and marketing personnel and consultants; travel and other out-of-pocket expenses; expenses for marketing programs, such as for trade shows and our annual users conference, marketing materials and corporate communications; and facilities costs and other related overhead. Commissions on sales of products and initial maintenance are typically earned and expensed when revenue recognition for the respective revenue elements commences and for services when the customer is invoiced. In fiscal 2008, we will also pay commissions for channel sales not only to our direct sales force but also to our channel sales force in an effort to minimize channel conflicts as we develop our channel network. We intend to hire additional sales personnel, initiate additional marketing programs and build additional relationships with resellers, systems integrators and strategic partners on a global basis. Accordingly, we expect that our sales and marketing expenses will continue to increase for the foreseeable future in absolute dollars.

General and Administrative Expenses.  General and administrative expenses consist primarily of salaries and benefits related to general and administrative personnel and consultants; accounting and legal fees; insurance costs and facilities costs and other related overhead. We expect that, in the future, general and administrative expenses will increase in absolute dollars as we add personnel and incur additional insurance costs related to the growth of our business and additional legal, accounting and other expenses in connection with our reporting and compliance obligations as a public company.

Other Income (Expense), Net.  Other income (expense), net consists of interest earned on our cash investments and foreign currency-related gains and losses. Our interest income will vary each reporting period depending on our average cash balances during the period and the current level of interest rates. Similarly, our foreign currency-related gains and losses will also vary depending upon movements in underlying exchange rates.

Provision for Income Taxes.  Provision for income taxes consists of tax expense related to current period earnings, while income tax benefit consists of a recoupment of historical tax expenses due to losses in the then current reporting period. We have previously experienced a greater than 50% shift in our stock ownership, which creates annual limitations on our ability to use a portion of our net operating loss carry-forwards. As a result, our provision for income taxes and our resulting effective tax rate may be greater than if our net operating loss carry-forwards were available without limitation. In addition, our net operating loss carry-forwards may expire before we fully utilize them.

Internal Control Over Financial Reporting

We have a history of “material weaknesses” in our internal control over financial reporting as defined by the standards established by the Public Company Accounting Oversight Board. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. During the audits of our financial statements for fiscal 2004, 2005, 2006 and 2007, material weaknesses in our internal control over financial reporting were identified.

Specifically, in fiscal 2006 we did not have adequate controls to provide reasonable assurance that revenues were being recorded in accordance with generally accepted accounting principles. The inadequate internal control over financial reporting resulted in the premature recognition of revenues from sales transactions that included undelivered product elements for which we did not have VSOE. As a result of this error, an adjustment was recorded to our financial statements to defer, until later periods, revenues previously recorded. As discussed above in “—Sources of Revenues, Cost of Revenues and Operating Expenses,” we either delivered the applicable product elements, or we and our customers amended the contractual terms of these sales transactions to remove the undelivered product elements, resulting in recognition of the associated revenues in fiscal 2007, and to a lesser extent in future fiscal years. We determined as of April 30, 2007 that we no longer have material weaknesses in the areas identified as material weaknesses in connection with the preparation of our fiscal 2004, 2005 and 2006 financial statements.

The material weakness identified during the audit of our fiscal 2007 financial statements relates to internal review, primarily due to failure of the review process of accounting computations and reconciliations prepared by third parties as part of the preparation of our fiscal 2007 financial statements. This weakness led to four adjustments to our financial statements. The largest such adjustment resulted from a failure to detect an overstatement of stock-based compensation expense of $0.3 million under Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment, or SFAS 123R, in calculations prepared by a third-party service provider.

We are in the process of remediating the material weakness identified in connection with the preparation of our fiscal 2007 financial statements but have not yet been able to complete our remediation efforts. For example, we recently hired three senior management personnel in our finance and accounting function. In addition, we have implemented or are in the process of implementing additional review procedures. These additional review procedures include:

•	additional journal entry approvals;

•	additional account reconciliations review, including multiple levels of detailed review above specified thresholds;

•	new balance sheet flux analysis for variance detection and related senior review above specified thresholds;

•	new statement of operations flux analysis for variance detection and related senior review above specified thresholds; and

•	new outcome analysis in order to determine root causes of discrepancies found during the aforementioned reviews and analyses and to take appropriate remediative steps.

It will take additional time to completely design, implement and test the controls and procedures required to enable our management to conclude that our disclosure controls and our internal control over financial reporting are effective. We cannot at this time estimate how long it will take to complete our remediation efforts or that our efforts will be successful. In addition, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to remediate the material weakness that has been identified or to implement and maintain effective disclosure controls and internal control over financial reporting could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

Critical Accounting Policies, Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs regarding likely occurrences in the future, given available information. Estimates are used for, but are not limited to, revenue recognition, determination of fair value of stock awards, valuation of goodwill and intangible assets acquired in business combinations, impairment of goodwill and other intangible assets, amortization of intangible assets, accounting for uncertainties in income taxes, contingencies and litigation, allowances for doubtful accounts, and accrued liabilities. Actual results may differ from those estimates, and any differences may be material to our financial statements. Further, if we apply different factors, or change the method by which we apply the various factors that are used, in making our critical estimates and judgments, our reported operating results and financial condition could be materially affected.

Revenue Recognition

We recognize revenues in accordance with SOP 97-2. Accordingly, we exercise judgment and use estimates in connection with the determination of the amount of product and maintenance and services revenues to be recognized in each accounting period.

We derive revenues primarily from three sources: (i) sales of our software and hardware products, (ii) fees for maintenance to provide unspecified upgrades and customer technical support, and (iii) fees for services, including professional services for product installation and training. Our appliance products contain software that is more than incidental to the functionality of the product. In accordance with SOP 97-2, we recognize revenues when the following conditions have been met:

•	persuasive evidence of an arrangement exists;

•	the fee is fixed or determinable;

•	product delivery has occurred or services have been rendered; and

•	collection is considered probable.

We typically use a binding purchase order in conjunction with either a signed contract or reference on the purchase order to the terms and conditions of our shrinkwrap or end-user license agreement as evidence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or forfeiture, concession or other adjustment. We do not generally grant rights of return or price protection to our distribution partners or end users, other than limited rights of return during the warranty period in some cases. We use shipping documents, contractual terms and conditions and customer acceptance, when applicable, to verify product delivery to the customer. For perpetual software license fees in arrangements that do not include customization, or services that are not considered essential to the functionality of the licenses, delivery is deemed to occur when the product is delivered to the customer. Services and consulting arrangements that are not essential to the functionality of the licensed product are recognized as revenues as these services are provided. Delivery of maintenance is considered to occur on a straight-line basis over the life of the contract. We consider probability of collection based on a number of factors, such as creditworthiness of the customer as determined by credit checks and analysis, past transaction history, the geographic location and financial viability. We do not request, nor do we require, collateral from customers. If we determine that collectibility is not reasonably assured, we defer the revenues until collectibility becomes reasonably assured, generally upon receipt of cash.

Our sales of software products to date have typically been multiple element arrangements, which have included software licenses and corresponding maintenance, and have also generally included some amount of professional services. Our sales of appliance products to date have been multiple element arrangements as well, which included hardware, software licenses and corresponding maintenance, and have also generally included some amount of professional services. We allocate the total arrangement fee among these multiple elements based upon their respective fair values as determined by VSOE or, if applicable, by the residual method under SOP 97-2. VSOE for maintenance and support services is based on separate sales and/or renewals to other customers or upon renewal rates quoted in contracts when the quoted renewal rates are deemed substantive in both rate and term. VSOE for professional services is established based on prices charged to customers when those services are sold separately. If we cannot objectively determine the fair value of any undelivered element in a multiple element arrangement, we defer revenues for each element until all elements have been delivered, or until VSOE can objectively be determined for any remaining undelivered element. If VSOE for maintenance does not exist, and this represents the only undelivered element, then revenues for the entire arrangement are recognized ratably over the performance period. When VSOE of a delivered element has not been determined, but the fair value for all undelivered elements has, we use the residual method to record revenues for the delivered element. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and recognized immediately as revenues.

Our agreements generally do not include acceptance provisions. However, if acceptance provisions exist, we deem delivery to have occurred upon customer acceptance.

We recognize revenues associated with products and professional services sold through our channel partners once either we or our channel partner has a contractual agreement in place with the end user, delivery has occurred to the end user and all other revenue recognition criteria have been met.

We assess whether fees are collectible and fixed or determinable at the time of the sale, and recognize revenues if all other revenue recognition criteria have been met. Our standard payment terms are net 30 days and are considered normal up to net three months, while payment terms beyond three months are considered to be extended terms. Payments that are due within three months are generally deemed to be fixed or determinable based on our successful collection history on these agreements.

Stock-Based Compensation

The following table summarizes by grant date the number of shares of our common stock subject to options granted since the beginning of fiscal 2006, and the associated per share exercise price. We have determined that the exercise price equaled the fair value of our common stock for each of these grants.

	Number	Per Share Exercise
	of Shares	Price and
	Subject to Options	Fair Value of
Grant Date	Granted	Common Stock

May 26, 2005	1,007,500	$4.00
June 15, 2005	30,625	4.00
July 12, 2005	67,250	4.00
August 11, 2005	56,875	4.00
August 22, 2005	107,500	4.00
September 15, 2005	259,750	4.00
October 28, 2005	122,500	4.00
March 8, 2006	462,431	6.08
June 5, 2006	379,437	6.08
June 19, 2006	104,773	6.08
December 14, 2006	359,450	6.80
January 24, 2007	1,161,937	6.80
April 19, 2007	202,750	9.32
August 7, 2007	607,984	10.00
October 16, 2007	519,068	10.00
December 21, 2007	332,874	10.00

Prior to May 1, 2006, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25 and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted. We recorded deferred stock-based compensation of $1.1 million related to employee stock options granted in fiscal 2005, because the fair value of our common stock determined in connection with preparation of our financial statements exceeded the fair value of our common stock as had been determined by our board of directors at the time of grant. We had no deferred stock-based compensation for fiscal 2006. We amortize deferred stock-based compensation using the multiple option method as prescribed by Financial Accounting Standards Board, or FASB, Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, or FIN 28, over the option vesting period using an accelerated amortization schedule. We amortized employee stock-based compensation of $0.3 million, $0.6 million, $0.3 million, $0.2 million and $0.1 million in fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, respectively.

Effective May 1, 2006, we adopted SFAS 123R, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. SFAS 123R requires nonpublic companies that used the minimum value method under SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, for either recognition or pro forma disclosures to apply SFAS 123R using the prospective-transition method. As such, we will continue to apply APB 25 in future periods to unvested equity awards outstanding at the date of adoption of SFAS 123R that were measured using the minimum value method. In addition, we are continuing to amortize those awards granted prior to May 1, 2006 utilizing an accelerated amortization schedule. In accordance with SFAS 123R, we will recognize the compensation cost of employee stock-based awards granted subsequent to April 30, 2006 in the statement of operations using the straight-line method over the vesting period of the award.

To determine the fair value of stock options granted after May 1, 2006, we have elected to use the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and assumptions as to volatility of our stock over the expected term of the related options, the expected term of the options, the risk-free interest rate and the option forfeiture rate. As there has been no public market for our common stock prior to this offering, we have determined the volatility for options granted in fiscal 2007 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using weighted-average measures of the implied volatility and the historical volatility for this peer group of companies for a period equal to the expected life of the option. The expected volatility for options granted during fiscal 2007 was 66%. The expected life of options has been determined considering the expected life of options granted by a group of peer companies and the average vesting and contractual terms of options granted to our employees. The expected life of options granted during fiscal 2007 was 5.25 years. For fiscal 2007, the weighted-average risk-free interest rate used was 5.00%. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS 123. As a result, we applied an estimated annual forfeiture rate of 5% in fiscal 2007 in determining the expense recorded in our consolidated statement of operations.

For fiscal 2007 and the six months ended October 31, 2006 and 2007, we recorded expense of $0.9 million, $0.2 million and $1.9 million, respectively, in connection with stock-based awards accounted for under SFAS 123R. As of October 31, 2007, unrecognized stock-based compensation expense of non-vested stock options was $11.0 million. As of October 31, 2007, the unrecognized stock-based compensation expense is expected to be recognized using the straight line method over the required service period of the options. We expect stock-based compensation expense to increase in absolute dollars as a result of the adoption of SFAS 123R. The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors, including the number of stock options issued and the volatility of our stock price over time. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123R requires that we recognize compensation expense only for the portion of stock options that are expected to vest. If the actual number of forfeitures differs from that estimated by management, we will be required to record adjustments to stock-based compensation expense in future periods.

Given the absence of an active market for our common stock, our board of directors, the members of which we believe had extensive business, finance or venture capital experience, was required to estimate the fair value of our common stock for purposes of determining exercise prices for the options it granted. Prior to February 1, 2006, our board of directors determined the estimated fair value of our common stock, based in part on an analysis of relevant metrics, including the following:

•	the prices for our convertible preferred stock sold to outside investors in arm’s-length transactions;

•	the rights, preferences and privileges of that convertible preferred stock relative to those of our common stock;

•	our operating and financial performance;

•	the hiring of key personnel;

•	the introduction of new products;

•	our stage of development and revenue growth;

•	the fact that the option grants involved illiquid securities in a private company;

•	the risks inherent in the development and expansion of our products and services; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of us, for the shares of common stock underlying the options given prevailing market conditions.

Commencing on February 1, 2006, Financial Strategies Consulting Group, or FSCG, an unrelated third-party valuation specialist as described by AICPA Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation, performed valuations of our common stock for income tax purposes, which valuations were the primary factor considered by our board of directors in determining the fair value of our common stock for stock options granted subsequent to that date (although the board also independently considered factors such as those described in the paragraph above). The exercise price for all options granted subsequent to February 1, 2006 was established in light of FSCG valuations as of a date not more than five months prior to the date of grant. The dates of the FSCG reports and the respective per share fair values of our common stock as of the respective dates of valuation are as follows:

		Per Share Fair Value of
As of Date of the Valuation	Date of the Report	Common Stock

February 1, 2006	March 1, 2006	$6.00 - $6.20
November 1, 2006	November 7, 2006	$6.80
March 15, 2007	April 4, 2007	$9.32
June 1, 2007	June 29, 2007	$10.00
October 1, 2007	October 3, 2007	$10.00
December 1, 2007	December 13, 2007	$10.00

FSCG used the market-comparable approach and the income approach to estimate our aggregate enterprise value at each valuation date. The market-comparable approach estimates the fair market value of a company by applying market multiples of publicly-traded companies in the same or similar lines of business to the results and projected results of the company being valued. When choosing the market-comparable companies to be used for the market-comparable approach, we initially focused on companies providing network and security compliance and management enterprise software solutions, which primarily resulted in the inclusion of larger more mature companies. These market comparables were only changed as companies were acquired and they were no longer included in the FSCG valuations. However, following presentations by the investment banks that were chosen as underwriters for this offering regarding their preliminary views of the market for a potential offering, the comparable companies used in the FSCG valuations were augmented to include companies considered by those underwriters that had made presentations. This resulted in the inclusion of companies that are more recently public with financial profiles more similar to our own. The income approach involves applying an appropriate risk-adjusted discount rate to projected debt-free cash flows based on forecasted revenue and costs.

We prepared, as of each valuation date, financial forecasts used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital rates, which decreased over time from 22% to 17%.

Given that both the market-comparable approach and the income approach provide relevant estimates of fair value, which did not differ significantly, the FSCG valuations applied equal weighting to each of these approaches to determine an initial estimated value. The initial estimated value was then subjected to the probability weighted expected return method which derived the per share value utilizing a probability weighted scenario analysis. The following scenarios were assumed:

•	IPO Scenario: Estimates the value based on an estimated initial public offering, or IPO, value discounted to the present value based on both risk and timing.

•	Sale Scenario: Estimates the value assuming the sale of us based on estimates of future value in a potential acquisition transaction discounted to the present value.

•	Private Company Scenario: Uses the market comparable approach and the income approach to estimate value. The market comparable approach estimates fair value by applying market multiples of publicly traded firms in similar lines of business. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and expenses. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. In applying the market comparable and income approaches to reach a valuation, a discount was applied to the resulting value to reach the final valuation by the respective method based on the fact that as a private company there were significant impediments to liquidity (including lack of publicly available information and the lack of a trading market). The size of the discount was determined using quantitative analysis and was in part a function of the estimated time for us to reach a liquidity event.

•	Liquidation Scenario: Assumes we are dissolved, where the book value less the applicable liquidation preferences represents the amount available to the common stockholders. Given our stage of development and our financial performance, the FSCG valuations applied a zero probability to this scenario.

Over time, as we achieved certain milestones, the probabilities were adjusted accordingly, with the probability of a liquidity event such as an IPO or sale increasing over time.

We also considered the fact that our stockholders cannot freely trade our common stock in the public markets. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event. The non-marketability discount was not applied in the IPO scenario. In addition, the non-marketability discount was not applied to cash in either the market-comparable approach or the income approach. In the valuations used to establish the fair value of our common stock, the non-marketability discount was 27% in February 2006 and November 2006, and decreased over time to 19%, 14%, 14% and 14% in March 2007, June 2007, October 2007 and December 2007, respectively.

There is inherent uncertainty in these forecasts and projections and if we had made different assumptions and estimates than those described above, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been materially different.

Following is a discussion of all options we have granted subsequent to May 1, 2006, the first day of fiscal 2007:

June 5, 2006 and June 19, 2006.  The options granted on these dates had an exercise price of $6.08 per share, based primarily on the valuation performed by FSCG of our common stock as of February 1, 2006, which estimated that at such time the fair value of the common stock was between $6.00 and $6.20 per share. The valuation used a risk-adjusted discount of 22%, a non-marketability discount of 27% and an estimated time to a liquidity event of six to 12 months. The expected outcomes, considered as a range, were weighted more toward an IPO (70-75%), with lower weights for a sale (12.5-17.5%) and for remaining as a private company (7.5-17.5%), and with no weight given to a liquidation scenario. The FSCG valuation was primarily driven by preliminary estimates of IPO valuations in the most recent discussions we had held prior to that date with potential underwriters, which valuations were discounted based on an expected period of time to complete an IPO. The determination of fair value was also influenced by the value per share ascribed to our common stock in the Enira acquisition on June 5, 2006 from independent third parties, which was also $6.08 per share.

December 14, 2006 and January 24, 2007.  The options granted on these dates had an exercise price of $6.80 per share. This value was based primarily on FSCG’s valuation of our common stock as of November 1, 2006, which estimated that at such time the fair value of the common stock was $6.80 per share. The valuation used a risk-adjusted discount of 20%, a non-marketability discount of 27% and an estimated time to a liquidity event of more than 12 months. The expected outcomes were weighted more toward an IPO (70%), with equal weights for a sale and for remaining as a private company (15%), and with no weight given to a liquidation scenario. The primary factor in the increased valuation between February 1, 2006 and November 1, 2006 was an increase in the assumed value under a sale-of-the-company scenario, driven by merger and acquisition activity in our direct or related markets.

April 19, 2007.  The options granted on this date had an exercise price of $9.32 per share, based primarily on FSCG’s valuation of our common stock as of March 15, 2007, which estimated that at such time the fair value of the common stock was $9.32 per share. The valuation used a risk-adjusted discount of 20%, a non-marketability discount of 19% and an estimated time to a liquidity event of three to six months. The expected outcomes were weighted more toward an IPO (75%), with lower weights for a sale (15%) and for remaining as a private company (10%), and with no weight given to a liquidation scenario. The most significant change in events between November 1, 2006 and March 15, 2007 was the decision by our board of directors to commence this IPO process. We interviewed various investment banks for this offering in February 2007, and the preliminary IPO valuations presented by the investment banks in February 2007 were the primary reason for the increase in the estimated value in the March 2007 FSCG valuation. Our decision to pursue this IPO process was made subsequent to the completion of the third quarter of fiscal 2007, during which quarter we achieved very strong sales in the final days of the quarter and substantially improved operating results over the prior year period. The impact of the decision to commence this offering process resulted in the inclusion of companies that are more recently public in the group of market comparable companies. These changes, coupled with the resulting market multiples being applied to financial projections covering a later period with a larger business base, contributed to the substantial increase from the November 1, 2006 valuation.

August 7, 2007.  The options granted on this date had an exercise price of $10.00 per share, based primarily on FSCG’s valuation of our common stock as of June 1, 2007, which estimated that at such time the fair value of the common stock was $10.00 per share. The valuation used a risk-adjusted discount of 18%, a non-marketability discount of 14% and an estimated time to a liquidity event of one to three months. The expected outcomes were weighted more toward an IPO (75%), with lower weights for a sale (15%) and for remaining as a private company (10%), and with no weight given to a liquidation scenario. The primary factor in the increase in the valuation between March 15, 2007 and June 1, 2007, was the increase in the net present value calculations to account for the reduced time to liquidity under the assumed IPO scenario. There were no other business or financial considerations that changed in the valuation analysis between March 15, 2007 and June 1, 2007.

October 16, 2007.  The options granted on this date had an exercise price of $10.00 per share, based on FSCG’s valuation of our common stock as of October 1, 2007, which estimated that at such time the fair value of the common stock was $10.00 per share. The valuation used a risk-adjusted discount of 17%, a non-marketability discount of 14% and an estimated time to a liquidity event of one to three months. The expected outcomes were weighted more toward an IPO (75%), with lower weights for a sale (20%) and for remaining as a private company (5%), and with no weight given to a liquidation scenario. The valuation was unchanged because there were no material developments in our business and due to uncertainty regarding the timing and other conditions of an initial public offering.

December 21, 2007.  The options granted on this date had an exercise price of $10.00 per share, based on FSCG’s valuation of our common stock as of December 1, 2007, which estimated that at such time the fair value of the common stock was $10.00 per share. The valuation used a risk-adjusted discount of 17%, a non-marketability discount of 14% and an estimated time to a liquidity event of one to three months. The expected outcomes were weighted more toward an IPO (75%), with lower weights for a sale (20%) and for remaining as a private company (5%), and with no weight given to a liquidation scenario. The valuation was unchanged because there were no material developments in our business and due to uncertainty regarding the timing and other conditions of an initial public offering.

We also have incurred stock-based compensation expense related to stock options that were exercised with the proceeds from loans that we made to the employee option holders. Our forgiveness of a portion of one of these employee loans in May 2002 resulted in a requirement to use variable accounting for all other options exercised with outstanding employee loans. As the value of our stock increased in fiscal 2005 and 2006, the impact of the variable accounting treatment resulted in stock-based compensation expense. The stock-based compensation expense resulting from the variable accounting were $7.0 million and $7.5 million in fiscal 2005 and 2006, respectively. The last of these employee loans was repaid in January 2006, which ended the related stock-based compensation expenses.

Assuming the sale of shares contemplated by this offering is consummated at $10.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the aggregate intrinsic value of vested and unvested options to purchase shares of our common stock outstanding as of October 31, 2007 would be $19.3 million and $11.8 million, respectively.

Business Combinations

We account for business combinations in accordance with SFAS No. 141, Business Combinations, or SFAS 141, which requires the purchase method of accounting for business combinations. In accordance with SFAS 141, we determine the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. In accordance with SFAS 141, we allocate the purchase price of our business combinations to the tangible assets, intangible assets and liabilities acquired based on their estimated fair values. We record the excess of the purchase price over the total of those fair values as goodwill.

Our valuations require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists and distribution agreements and discount rates. We estimate fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from our estimates.

Goodwill and Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS 142, we do not amortize goodwill or other intangible assets with indefinite lives but rather test them for impairment. SFAS 142 requires us to perform an impairment review of our goodwill balance at least annually and also whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The allocation of the acquisition cost to intangible assets and goodwill requires the extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and amortization of intangible assets, other than goodwill. Further, when impairment indicators are identified with respect to previously recorded intangible assets, the values of the assets are determined using discounted future cash flow techniques. Significant management judgment is required in the forecasting of future operating results that are used in the preparation of the projected discounted cash flows, and should different conditions prevail, material write-downs of net intangible assets could occur. We review periodically the estimated remaining useful lives of our acquired intangible assets. A reduction in our estimate of remaining useful lives, if any, could result in increased amortization expense in future periods. Future goodwill impairment tests could result in a charge to earnings.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on a periodic review of customer accounts, payment patterns and specific collection issues. Where account-specific collection issues are identified, we record a specific allowance based on the amount that we believe will not be collected. For accounts where specific collection issues are not identified, we record a reserve based on the age of the receivables. As of April 30, 2007, accounts receivable from one customer represented 12% of net accounts receivable, which receivable was fully paid subsequent to the end of fiscal 2007. As of October 31, 2007, accounts receivable from one reseller represented 25% of net accounts receivable, which receivables are expected to be paid within their respective payment terms.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax exposure and assess temporary differences between our financial reporting and our tax filings resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carry-forwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

Provision for income taxes is based on our estimated annual effective tax rate in compliance with SFAS No. 109, Accounting for Income Taxes, or SFAS 109, and other related guidance. We update our estimate of our annual effective tax rate at the end of each quarterly period. We make estimates and judgments in the calculation of tax credits and in the calculation of certain tax assets and liabilities which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Changes in these estimates may result in significant increases or decreases to our tax provision in a subsequent period, which in turn would affect net income.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We recorded a full valuation allowance (net of deferred tax liability) as of April 30, 2007 and October 31, 2007 because, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of our deferred tax assets in the future. We intend to maintain the full valuation allowances until sufficient evidence exists to support the reversal of all or some portion of these allowances. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

We have previously experienced a greater than 50% shift in our stock ownership, which creates annual limitations on our ability to use a portion of our net operating loss carry-forwards.

We adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109, or FIN 48, on May 1, 2007. As a result of the implementation of FIN 48, we recognized a liability for uncertain tax positions and a cumulative effect adjustment to the beginning balance of accumulated deficit on the balance sheet of $0.1 million. As of October 31, 2007, the liability for uncertain tax positions was $0.2 million. As of the date of adoption, we also recorded a $1.4 million reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance that had no affect on the beginning balance of accumulated deficit or the net balance sheet. As of October 31, 2007, the unrecognized tax benefit of $1.4 million increased to $1.7 million, all of which is offset by a full valuation allowance. Our total unrecognized tax benefit as of the May 1, 2007 adoption date and as of October 31, 2007 was $1.5 million and $1.9 million, respectively. In addition, as of October 31, 2007, we had $164,000 of unrealized tax benefits, that, if recognized, would affect our effective tax rate for the six months ended October 31, 2007. In addition, we do not expect any material changes to the estimated amount of liability associated with our uncertain tax positions within the next 12 months.

We file income tax returns in the U.S. federal jurisdiction, California and various state and foreign tax jurisdictions in which we have a subsidiary or branch operation. The tax years 2001 to 2006 remain open to examination by the U.S. and state tax authorities, and the tax years 2005 and 2006 remain open to examination by the foreign tax authorities.

Our policy is that we recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, we had approximately $21,000 of accrued interest or penalties associated with unrecognized tax benefits.

Results of Operations

The following table presents selected items in our consolidated statements of operations in dollars and the percentage change in those items for fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, the first six months of fiscal 2007 and 2008:

				Six Months Ended
	Fiscal Year Ended April 30,			October 31,		% Increase (Decrease)
	2005	2006	2007	2006	2007	2005 - 2006	2006 - 2007	6M 07 - 6M 08
	(unaudited)
	(dollars in thousands)

Revenues:
Products	$22,357	$22,859	$43,989	$16,674	$27,875	2.2%	92.4%	67.2%
Maintenance(1)	5,947	11,473	18,762	7,768	12,247	92.9	63.5	57.7
Services(1)	4,518	5,103	7,082	3,277	4,376	12.9	38.8	33.5

Total revenues	32,822	39,435	69,833	27,719	44,498	20.1	77.1	60.5

Cost of revenues:
Products	1,084	1,769	2,569	1,049	1,814	63.2	45.2	72.9
Maintenance(1)	851	2,085	3,498	1,650	2,627	145.0	67.8	59.2
Services(1)	2,559	2,942	3,521	1,884	2,440	15.0	19.7	29.5

Total cost of revenues	4,494	6,796	9,588	4,583	6,881	51.2	41.1	50.1

Gross profit	28,328	32,639	60,245	23,136	37,617	15.2	84.6	62.6
Operating expenses(1):
Research and development	7,583	12,154	14,535	6,933	9,107	60.3	19.6	31.4
Sales and marketing	14,647	24,309	36,587	15,463	24,607	66.0	50.5	59.1
General and administrative	8,725	12,978	9,453	3,861	6,988	48.7	(27.2)	81.0

Total operating expenses	30,955	49,441	60,575	26,257	40,702	59.7	22.5	55.0

Loss from operations	(2,627)	(16,802)	(330)	(3,121)	(3,085)	*	*	*
Other income (expense), net	(49)	219	462	184	40	*	111.0	(78.3)

Income (loss) before provision for income taxes	(2,676)	(16,583)	132	(2,937)	(3,045)	*	*	*
Provision for income taxes	137	163	389	195	257	19.0	138.7	31.8

Net loss	$(2,813)	$(16,746)	$(257)	$(3,132)	$(3,302)	*	*	*

(1) Stock-based compensation expense is included above as follows:
Cost of maintenance revenues	$4	$5	$3	$1	$38
Cost of services revenues	3	5	14	4	46
Research and development	1,642	1,950	501	222	647
Sales and marketing	746	210	661	95	1,141
General and administrative	4,838	5,948	350	172	261

Total stock-based compensation expense	$7,233	$8,118	$1,529	$494	$2,133

* Percentage change information is not meaningful.

The table below presents selected items in our consolidated statements of operations as a percentage of total revenues for the periods indicated:

				Six Months Ended
	Fiscal Year Ended April 30,			October 31,
	2005	2006	2007	2006	2007
				(unaudited)

Revenues:
Products	68.1%	58.0%	63.0%	60.2%	62.7%
Maintenance	18.1	29.1	26.9	28.0	27.5
Services	13.8	12.9	10.1	11.8	9.8

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Products	3.3	4.5	3.7	3.8	4.1
Maintenance	2.6	5.3	5.0	5.9	5.9
Services	7.8	7.4	5.0	6.8	5.5

Total cost of revenues	13.7	17.2	13.7	16.5	15.5

Gross margin	86.3	82.8	86.3	83.5	84.5
Operating expenses:
Research and development	23.1	30.8	20.8	25.0	20.5
Sales and marketing	44.6	61.7	52.4	55.8	55.3
General and administrative	26.6	32.9	13.6	13.9	15.7

Total operating expenses	94.3	125.4	86.8	94.7	91.5

Loss from operations	(8.0)%	(42.6)%	(0.5)%	(11.2)%	(7.0)%

Comparison of Six Months Ended October 31, 2007 and 2006

Revenues

Product Revenues.  Product revenues for the six months ended October 31, 2007 included revenues of $12.0 million from sales to 63 new customers and revenues of $15.9 million from sales to existing customers. New customer revenues for the six months ended October 31, 2007 increased by $5.0 million compared to new customer revenues for the six months ended October 31, 2006. Existing customer revenues for the six months ended October 31, 2007 increased by $6.2 million compared to existing customer revenues for the six months ended October 31, 2006. There was a net deferral of $0.2 million of product revenues in the six months ended October 31, 2006 related to sales transactions that included an undelivered product element for which we did not have VSOE, while for the six months ended October 31, 2007 there was a net recognition of product revenues of $1.4 million from those transactions. As of October 31, 2007, deferred product revenues included $3.5 million related to similar transactions. See the related discussion in “—Sources of Revenues, Cost of Revenues and Operating Expenses.”

Maintenance Revenues.  Maintenance revenues increased $4.5 million for the six months ended October 31, 2007, as a result of providing support services to a larger installed base as well as the incremental maintenance revenues from increased product sales. As a result of the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE, there was a net deferral of $0.6 million of maintenance revenues for the six months ended October 31, 2006, and a net recognition of $0.1 million of maintenance revenues for the six months ended October 31, 2007. See the related discussion in “—Sources of Revenues, Cost of Revenues and Operating Expenses.”

Services Revenues.  Services revenues increased by $1.1 million for the six months ended October 31, 2007, as a result of providing services to a larger installed base.

Cost of Revenues and Gross Margin

Cost of Product Revenues and Gross Margin.  Product gross margin as a percentage of product revenues remained constant at 93.5% for the six months ended October 31, 2007, compared to 93.7% for the six months ended October 31, 2006.

Cost of Maintenance Revenues and Gross Margin.  Maintenance gross margin as a percentage of maintenance revenues remained constant at 78.5% for the six months ended October 31, 2007 compared to 78.8% for the six months ended October 31, 2006.

Cost of Services Revenues and Gross Margin.  Services gross margin as a percentage of services revenues increased to 44.0% for the six months ended October 31, 2007 from 42.5% for the six months ended October 31, 2006, due to fewer low-margin transactions for which we used third-party service providers and an increase in our billing rates.

Operating Expenses

Research and Development Expenses.  The increase in research and development expenses for the six months ended October 31, 2007 of $2.2 million compared to the six months ended October 31, 2006 was primarily attributable to an increase of $1.5 million in compensation expenses, including an increase of $0.4 million in stock-based compensation expense, associated with an increase in research and development personnel from 76 to 96 at the respective period ends, and to an increase of facilities-related expense of $0.4 million as a result of our expansion of our headquarters in Cupertino, California. Research and development expense as a percentage of revenue was 20.5% and for the six months ended October 31, 2007, compared to 25.0% for the six months ended October 31, 2006.

Sales and Marketing Expenses.  The increase in sales and marketing expenses for the six months ended October 31, 2007 of $9.1 million compared to the six months ended October 31, 2006, was primarily attributable to an increase of $5.0 million in compensation and related expense associated with an increase in sales and marketing personnel from 83 to 110 at the respective period ends. The increase in compensation and related expense included an increase of $1.0 million as a result of an increase in stock-based compensation expense. In addition, travel and entertainment expenses increased by $0.8 million, marketing program expenses increased by $0.5 million, and facilities expenses increased $0.2 million. Sales and marketing expense as a percentage of revenues remained constant at 55.2% for the six months ended October 31, 2007 compared to 55.8% for the six months ended October 31, 2006.

General and Administrative Expenses.  The increase in general and administrative expenses of $3.1 million for the six months ended October 31, 2007, compared to the six months ended October 31, 2006, was primarily associated with an increase of $1.6 million associated with the completion of our historic audits and current accounting, tax and auditing expenses. In addition, an increase of $0.8 million associated with compensation and related expense, and an increase in facilities expense of $0.2 million associated with an increase in personnel from 28 to 40 at the respective period ends contributed to the change. As a result of these factors, general and administrative expense as a percentage of revenues increased to 15.7% for the six months ended October 31, 2007, compared to 13.9% for the six months ended October 31, 2006.

Other Income (Expense), Net.  The decrease in other income (expense), net for the six months ended October 31, 2007 is primarily a result of higher interest expense related to capitalized software licenses and, to a lesser extent, foreign currency losses.

Provision for Income Taxes.  The provision for income taxes for the six months ended October 31, 2007 and 2006, was primarily related to foreign income taxes.

Comparison of Fiscal 2007 and Fiscal 2006

Revenues

Product Revenues.  Product revenues in fiscal 2007 included revenues of $25.5 million from sales to 120 new customers and revenues of $18.5 million from sales to existing customers. New customer revenues in fiscal 2007 increased by $11.5 million compared to new customer revenues in fiscal 2006. Existing customer revenues in fiscal 2007 increased by $9.6 million compared to existing customer revenues in fiscal 2006. As a result of the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE, there was a net deferral of $6.0 million of product revenues in fiscal 2006 and a net recognition of $1.7 million of product revenues in fiscal 2007. This accounted for $0.3 million of the increase in product revenues from new customers, and $7.4 million of the increase in product revenues from existing customers, in fiscal 2007 compared with fiscal 2006. As of April 30, 2007, deferred product revenues included $4.9 million related to similar transactions. See the related discussion in “—Sources of Revenues, Cost of Revenues and Operating Expenses.”

Maintenance Revenues.  Maintenance revenues increased $7.3 million in fiscal 2007 as a result of providing support services to a larger installed base as well as the incremental maintenance revenues from increased product sales. As a result of the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE, there was a net deferral of $0.3 million of maintenance revenues in fiscal 2006 and a net recognition of $0.1 million of maintenance revenues in fiscal 2007. This accounted for $0.4 million of the increase in maintenance revenues in fiscal 2007 compared to fiscal 2006. As of April 30, 2007, deferred maintenance revenues included $0.5 million related to similar transactions. See the related discussion in “—Sources of Revenues, Cost of Revenues and Operating Expenses.”

Services Revenues.  Services revenues increased by $2.0 million in fiscal 2007 as a result of providing services to a larger installed base.

Cost of Revenues and Gross Margin

Cost of Product Revenues and Gross Margin.  Product gross margin as a percentage of product revenues increased to 94.2% in fiscal 2007 from 92.3% in fiscal 2006. The increase of 1.9 percentage points in product gross margin as a percentage of product revenues in fiscal 2007 compared to fiscal 2006 was primarily a result of the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE.

Cost of Maintenance Revenues and Gross Margin.  Maintenance gross margin remained essentially constant at 81.4% and 81.8% in fiscal 2007 and 2006, respectively.

Cost of Services Revenues and Gross Margin.  Services gross margin increased to 50.3% in fiscal 2007 from 42.3% in fiscal 2006 due to a decreased volume of lower margin services revenues in fiscal 2007, including fewer services for which we used a third-party service provider related to certain government contracts.

Operating Expenses

Research and Development Expenses.  The increase in research and development expenses in fiscal 2007 of $2.4 million compared to fiscal 2006 was primarily attributable to an increase of $2.8 million in compensation expenses associated with an increase in research and development personnel from 71 to 89 at the respective period ends, and an increase in depreciation of $0.5 million, an increase of $0.3 million for outside service providers and an increase of $0.3 million of compensation-related expenses, including our incurrence of stock-based compensation expense of $0.1 million as a result of our adoption of SFAS 123R in fiscal 2007, offset by the decrease in stock-based compensation of $1.9 million in fiscal 2007 as a result of the repayment of an employee loan in fiscal 2006 and the associated cessation of variable accounting. Research and development expense as a percentage of revenues was 20.8% in fiscal 2007, compared to 30.8% in fiscal 2006. The timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE contributed to 4.8 percentage points of the 10.0 percentage point reduction in research and development expenses as a percentage of revenues.

Sales and Marketing Expenses.  The increase in sales and marketing expenses in fiscal 2007 of $12.3 million compared to fiscal 2006 was primarily attributable to an increase of $8.9 million in compensation and related expense associated with an increase in sales and marketing personnel from 74 to 104 at the respective period ends. The increase in compensation and related expense included $0.6 million as a result of our adoption in fiscal 2007 of SFAS 123R. In addition, marketing expenses related to trade shows, public relations and advertising increased by $1.6 million and travel expenses increased by $0.9 million. Sales and marketing expense as a percentage of revenues was 52.4% in fiscal 2007, compared to 61.7% in fiscal 2006. The reduction in sales and marketing expenses as a percentage of revenues was due to the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE.

General and Administrative Expenses.  The decrease in general and administrative expenses of $3.5 million in fiscal 2007 compared to fiscal 2006 was primarily associated with a decrease in compensation and related expenses of $4.0 million, offset in part by an increase of $0.3 million associated with professional service provider fees. The decrease in compensation and related expenses is primarily a result of the decreased stock-based compensation expense of $5.6 million in fiscal 2007 as a result of the repayment of an employee loan in fiscal 2006, offset by an increase of $1.6 million associated with an increase in personnel from 22 to 32 at the respective period ends. Fiscal 2007 stock-based compensation expense included $0.2 million from our adoption in fiscal 2007 of SFAS 123R. General and administrative expense as a percentage of revenues declined to 13.6% in fiscal 2007, compared to 32.9% in fiscal 2006. The timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE contributed to 4.8 percentage points of the 19.3 percentage point reduction in general and administrative expenses as a percentage of revenues.

Other Income (Expense), Net.  The increase in other income (expense), net in fiscal 2007 is primarily a result of higher invested cash balances generated from operations, as our foreign currency related gains and losses remained comparable year over year.

Provision for Income Taxes.  The provision for income taxes for fiscal 2006 and 2007 was primarily related to foreign income taxes.

Comparison of Fiscal 2006 and Fiscal 2005

Revenues

Product Revenues.  Product revenues in fiscal 2006 included revenues of $13.9 million from sales to 92 new customers and revenues of $8.9 million from sales to existing customers. New customer revenues in fiscal 2006 remained constant compared to fiscal 2005. Existing customer revenues in fiscal 2006 increased by $0.6 million compared to existing customer revenues in fiscal 2005. Product revenues in fiscal 2005 and 2006 excluded $0.2 million and $6.0 million, respectively, of revenues related to sales transactions consummated in fiscal 2006 and prior years that included undelivered product elements for which we did not have VSOE, resulting in a deferral until future periods. Of the $6.0 million deferral from fiscal 2006, $1.0 million was related to transactions with new customers and $5.0 million was related to transactions with existing customers.

Maintenance Revenues.  Maintenance revenues increased $5.5 million in fiscal 2006 as a result of providing support services to a larger installed base as well as the incremental maintenance revenues from increased product sales.

Services Revenues.  Services revenues increased by $0.6 million as a result of providing services to a larger installed base.

Cost of Revenues and Gross Margin

Cost of Product Revenues and Gross Margin.  Product gross margin as a percentage of product revenues decreased to 92.3% in fiscal 2006 from 95.2% in fiscal 2005. The decrease of 2.9 percentage points in product gross margin as a percentage of revenues in fiscal 2006 is primarily a result of the impact from the deferral of $6.0 million of revenues in fiscal 2006 for undelivered product elements for which we did not have VSOE.

Cost of Maintenance Revenues and Gross Margin.  Maintenance gross margin decreased to 81.8% in fiscal 2006 from 85.7% in fiscal 2005 as a result of the hiring of additional maintenance personnel to support our growing customer base.

Cost of Services Revenues and Gross Margin.  Services gross margin decreased slightly to 42.3% in fiscal 2006 from 43.3% in fiscal 2005.

Operating Expenses

Research and Development Expenses.  The increase in research and development expenses in fiscal 2006 compared to fiscal 2005 was primarily attributable to an increase of $4.0 million in compensation and related expenses associated with an increase in research and development personnel from 44 to 71 at the respective period ends. Research and development expense as a percentage of revenues was 30.8% in fiscal 2006, compared to 23.1% in fiscal 2005. The timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE contributed to 3.9 percentage points of the 7.7 percentage point increase in research and development expenses as a percentage of revenues.

Sales and Marketing Expenses.  The increase in sales and marketing expenses in fiscal 2006 compared to fiscal 2005 was primarily attributable to an increase of $6.2 million in compensation and related expenses associated with an increase in sales and marketing personnel from 53 to 74 at the respective period ends. In addition, marketing expenses related to trade shows, public relations and advertising increased by $1.0 million and travel expenses increased $1.6 million compared to fiscal 2005. Sales and marketing expense as a percentage of revenues was 61.7% in fiscal 2006, compared to 44.6% in fiscal 2005. The timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE contributed to 8.0% of the 17.1% increase in sales and marketing expenses as a percentage of revenues.

General and Administrative Expenses.  The increase in general and administrative expenses in fiscal 2006 compared to fiscal 2005 was primarily a result of an increase of $2.3 million in compensation and related expenses, in connection with the increase in personnel from 14 to 22 at the respective period ends. The $2.3 million includes an increase in stock-based compensation expense of $1.1 million as a result of variable accounting treatment for options exercised with an employee loan and the increase in the value of our common stock in fiscal 2006. In addition, professional service provider fees increased $1.8 million in fiscal 2006. General and administrative expense as a percentage of revenues was 32.9% in fiscal 2006, compared to 26.6% in fiscal 2005. The timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE contributed to 4.1 percentage points of the 6.3 percentage point increase in general and administrative expenses as a percentage of revenues.

Other Income (Expense), Net.  The increase in other income (expense), net in fiscal 2006 was primarily a result of higher invested cash balances generated from operations, as our foreign currency related gains and losses remained relatively flat year over year.

Provision for Income Taxes.  The provision for income taxes for fiscal 2006 was primarily related to foreign income taxes. The provision for income taxes for fiscal 2005 was a combination of U.S. federal, state and foreign income taxes.

Quarterly Results of Operations

The following table sets forth unaudited quarterly consolidated statements of operations data for fiscal 2006 and 2007 and the first and second quarters of fiscal 2008. We derived this information from our unaudited consolidated financial statements, which we prepared on the same basis as our audited consolidated financial statements contained in this prospectus. In our opinion, these unaudited statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of that information when read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results for any future period.

	Three Months Ended
	July 31,	Oct. 31,	Jan. 31	April 30,	July 31,	Oct. 31,	Jan. 31,	April 30,	July 31,	October 31,
	2005	2005	2006	2006	2006	2006	2007	2007	2007	2007
	(unaudited, in thousands)

Revenues:
Products	$6,577	$5,108	$4,922	$6,252	$7,712	$8,962	$10,209	$17,106	$12,205	$15,670
Maintenance	2,289	2,676	3,022	3,486	3,631	4,137	4,611	6,383	5,630	6,617
Services	1,061	1,239	1,171	1,632	1,614	1,663	1,914	1,891	2,035	2,341

Total revenues	9,927	9,023	9,115	11,370	12,957	14,762	16,734	25,380	19,870	24,628

Cost of revenues:
Products	439	423	491	416	657	392	625	895	684	1,130
Maintenance(1)	443	479	481	682	807	843	851	997	1,246	1,381
Services(1)	526	724	775	917	954	930	847	790	1,078	1,362

Total cost of revenues	1,408	1,626	1,747	2,015	2,418	2,165	2,323	2,682	3,008	3,873

Gross profit	8,519	7,397	7,368	9,355	10,539	12,597	14,411	22,698	16,862	20,755

Operating expenses(1):
Research and development	2,776	2,339	4,074	2,965	3,358	3,575	3,636	3,966	4,260	4,847
Sales and marketing	5,433	5,533	6,043	7,300	7,735	7,728	9,226	11,898	11,919	12,688
General and administrative	3,229	1,302	6,670	1,777	1,757	2,104	2,125	3,467	3,520	3,468

Total operating expenses	11,438	9,174	16,787	12,042	12,850	13,407	14,987	19,331	19,699	21,003

Income (loss) from operations	(2,919)	(1,777)	(9,419)	(2,687)	(2,311)	(810)	(576)	3,367	(2,837)	(248)

Interest and other income (expense), net	(83)	45	88	169	113	71	131	147	19	21

Income (loss) before provision for income taxes	(3,002)	(1,732)	(9,331)	(2,518)	(2,198)	(739)	(445)	3,514	(2,818)	(227)
Provision for income taxes	41	41	41	40	98	97	97	97	118	139

Net income (loss)	$(3,043)	$(1,773)	$(9,372)	$(2,558)	$(2,296)	$(836)	$(542)	$3,417	$(2,936)	$(366)

(1)	Stock-based compensation expense as included in above:

Cost of maintenance revenues	$2	$1	$1	$1	$—	$1	$1	$1	$8	$30
Cost of services revenues	2	2	1	—	2	2	3	7	8	38
Research and development	622	28	1,285	15	91	131	136	143	157	490
Sales and marketing	108	30	55	17	42	53	110	456	461	680
General and administrative	1,891	91	3,905	61	80	92	97	81	81	180

Total stock-based compensation expenses	$2,625	$152	$5,247	$94	$215	$279	$347	$688	$715	$1,418

The following table sets forth our historical results, for the periods indicated, as a percentage of our revenues.

	Three Months Ended
	July 31,	Oct. 31,	Jan. 31	April 30,	July 31,	Oct. 31,	Jan. 31,	April 30,	July 31,	Oct. 31,
	2005	2005	2006	2006	2006	2006	2007	2007	2007	2007
	(unaudited)

Revenues:
Products	66.3%	56.6%	54.0%	55.0%	59.5%	60.7%	61.0%	67.4%	61.4%	63.6%
Maintenance	23.1	29.7	33.2	30.7	28.0	28.0	27.6	25.1	28.3	26.9
Services	10.7	13.7	12.8	14.4	12.5	11.3	11.4	7.5	10.3	9.5

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
Products	4.4	4.7	5.4	3.7	5.1	2.7	3.7	3.5	3.4	4.6
Maintenance	4.5	5.3	5.3	6.0	6.2	5.7	5.1	3.9	6.3	5.6
Services	5.3	8.0	8.5	8.1	7.4	6.3	5.1	3.1	5.4	5.5

Total cost of revenues	14.2	18.0	19.2	17.7	18.7	14.7	13.9	10.6	15.1	15.7

Gross margin	85.8	82.0	80.8	82.3	81.3	85.3	86.1	89.4	84.9	84.3
Operating expenses:
Research and development	28.0	25.9	44.7	26.1	25.9	24.2	21.7	15.6	21.4	19.7
Sales and marketing	54.7	61.3	66.3	64.2	59.7	52.4	55.1	46.9	60.0	51.5
General and administrative	32.5	14.4	73.2	15.6	13.6	14.3	12.7	13.7	17.7	14.1

Total operating expenses	115.2	101.7	184.2	105.9	99.2	90.8	89.6	76.2	99.1	85.3

Income (loss) from operations	(29.4)%	(19.7)%	(103.3)%	(23.6)%	(17.8)%	(5.5)%	(3.4)%	13.3%	(14.3)%	(1.0)%

Due to rounding to the nearest tenth of a percent, totals may not equal the sum of the line items in the table above.

Revenues

Product Revenues.  Product revenues on a quarterly basis are dependent on the number of new customers acquired in the quarter, the number of sales to existing customers and the numerous factors that impact deal size, such as the configuration requirements, implementation plans and budget availability of our customers. As a result of the significant range of deal sizes and the significant impact of the timing of particularly large transactions, the amount of product revenues varies significantly on a quarterly basis. The impact of this variability was magnified in earlier periods when our aggregate product revenues were smaller and a limited number of transactions significantly impacted the amount of product revenues recognized in any quarter. We believe that our quarterly results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Maintenance Revenues.  Maintenance revenues have increased in absolute dollars in each of the quarters presented as a result of maintenance sold to new customers each quarter and the renewal of maintenance by our existing customers.

Services Revenues.  Services revenues have generally increased over time as we have sold and delivered installation and training services to our new customers and continued to sell training and consulting services to our existing customers.

There was a significant impact to revenues in the three months ended April 30, 2006 and 2007 related to sales transactions that included an undelivered product element for which we did not have VSOE. The impact in the three months ended April 30, 2006 was a net reduction of revenues of $4.5 million and the impact in the three months ended April 30, 2007 was an increase in revenues of $4.2 million. The net quarterly impact of these types of sales transactions is detailed in the table below:

	Three Months Ended
	July 31,	Oct. 31,	Jan. 31,	April 30,	July 31,	Oct. 31,	Jan. 31,	April 30,	July 31,	Oct. 31,
	2005	2005	2006	2006	2006	2006	2007	2007	2007	2007
	(unaudited, in millions)

Product revenues	$—	$(1.2)	$(0.5)	$(4.3)	$—	$(0.2)	$(1.2)	$3.1	$0.8	$0.6
Maintenance revenues	—	—	(0.1)	(0.2)	(0.3)	(0.3)	(0.3)	1.0	0.1	—
Services revenues	—	—	—	—	—	—	(0.1)	0.1	—	—

Total revenues	$—	$(1.2)	$(0.6)	$(4.5)	$(0.3)	$(0.5)	$(1.6)	$4.2	$0.9	$0.6

Cost of Revenues and Gross Margin

Cost of Product Revenues and Gross Margin.  Cost of product revenues is primarily impacted by the mix of software and appliance products as well as the relative ratio of royalty bearing products included in software sales transactions in any given quarter.

Cost of Maintenance Revenues and Gross Margin.  Historical maintenance gross margin has remained relatively constant on a quarterly basis.

Cost of Services Revenues and Gross Margin.  Services gross margin has fluctuated on a quarterly basis primarily as a result of periodic changes in our use of third party service providers, rather than our own personnel, to provide services on some of our government contracts, resulting in lower margins for these services.

Operating Expenses

Research and Development Expenses.  Research and development expenses increased in absolute dollars in each of the quarters presented, excluding the impact of variable stock-based compensation expense in the three months ended July 31, 2005 and January 31, 2006. The increase in research and development expenses is primarily a result of increases in compensation expense associated with the increase in research and development personnel in each of the quarters presented.

Sales and Marketing Expenses.  Sales and marketing expenses increased in absolute dollars in each of the quarters presented primarily as a result of an increase in the number of sales personnel in each quarter and the associated increase in both compensation and travel expenses.

General and Administrative.  General and administrative expenses remained relatively constant in each of the quarters in fiscal 2006, excluding the impact of variable stock-based compensation expense in the three months ended July 31, 2005 and January 31, 2006 and the expenses associated with our previously proposed initial public offering in the three months ended January 31, 2006. General and administrative expenses increased for each sequential three months in fiscal 2007 as we hired additional general and administrative personnel, with significant increases in the three months ended April 30, 2007, July 31, 2007 and October 31, 2007 compared to the same periods in 2006 as a result of the costs associated with the completion of our historic audits.

Liquidity and Capital Resources

As of October 31, 2007, we had cash and cash equivalents totaling $15.9 million and accounts receivable of $14.0 million. From our inception in May 2000 through October 2002, we funded our operations primarily through convertible preferred stock financings that raised a total of $26.8 million.

Historically our principal uses of cash have consisted of payroll and other operating expenses and purchases of property and equipment to support our growth. In fiscal 2007, we used $7.2 million in cash to purchase the assets of Enira Technologies, LLC and pay acquisition costs.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Fiscal Year Ended April 30,			Six Months Ended October 31,
	2005	2006	2007	2006	2007
	(in thousands)			(unaudited)

Net cash provided by operating activities	$5,922	$3,848	$11,050	$3,417	$3,819
Net cash used in investing activities	(1,238)	(1,431)	(10,233)	(8,160)	(2,714)
Net cash provided (used) by financing activities	832	538	(359)	24	(2,136)

Operating Activities

Although we have reported net losses in each fiscal year since inception, our operating activities have provided positive cash flows in fiscal 2004, 2005, 2006 and 2007, primarily due to the significant non-cash charges associated with stock-based compensation and depreciation and amortization reflected in operating expenses and cash received from collections from customers. Our cash flows from operating activities in any period will continue to be significantly influenced by our results of operations, these non-cash charges and changes in deferred revenues, as well as changes in other components of our working capital.

While we may report negative cash flows from operating activities from time to time in particular quarterly periods, we generally expect to continue to generate positive cash flows from operating activities. Future cash from operations will depend on many factors, including:

•	the growth in our sales transactions and associated cash collections or growth in receivables;

•	the level of our sales and marketing activities, including expansion into new territories;

•	the timing and extent of spending to support product development efforts; and

•	the timing of the growth in general and administrative expenses as we further develop our administrative infrastructure to support the business and our becoming a public company.

We generated $3.8 million of cash from operating activities during the six months ended October 31, 2007, primarily as a result of a $1.4 million decrease in accounts receivable due to strong collections, a $1.0 million decrease in prepaid expenses, a $1.0 increase in other accrued liabilities, and a $3.7 million increase in deferred revenues, offset by a $1.8 million decrease in our accrued compensation and benefits as a result of our payment of sales commissions and performance bonuses earned during fiscal 2007, and further offset by a $1.5 million decrease in our accounts payable due to the timing of our payment obligations. In addition, we had a net loss of $3.3 million for this period, which included non-cash charges of $2.1 million for stock-based compensation expense and $1.1 million of depreciation and amortization.

We generated $11.1 million of cash from operating activities during fiscal 2007, primarily as a result of a $5.0 million increase in deferred revenue, a $3.3 million increase in our accrued compensation and benefits because sales commissions and performance bonuses accrued under our fiscal 2007 bonus plan were not paid until the first quarter of fiscal 2008 as noted above, a $2.2 million increase in accounts payable resulting from the timing of payment obligations and a $1.4 million increase in other accrued liabilities, offset in part by a $3.4 million increase in accounts receivable associated with the growth in our revenues and a $1.0 million increase in prepaid expenses. In addition, we generated cash from operations because our reported net loss of $0.3 million included $1.5 million of non-cash stock based compensation expense and $1.9 million of non-cash depreciation and amortization charges.

We generated $3.8 million of cash from operating activities during fiscal 2006, primarily as a result of the $13.2 million increase in deferred revenues, which was primarily a function of the relatively large portion of our sales during the fiscal year that involved multiple element arrangements where one or more of the product elements for which we did not have VSOE remained undelivered. We used cash in operations to the extent that we incurred a net loss of $16.7 million, although this loss included non-cash stock-based compensation expense of $8.1 million related primarily to variable stock-based compensation awards and non-cash depreciation and amortization charges of $0.9 million. In fiscal 2006, we also used cash of $1.6 million because our accounts receivable grew along with our growth in revenue.

Despite our net loss of $2.8 million during fiscal 2005, we generated $5.9 million of cash from operating activities, because (1) this net loss included non-cash stock based compensation expense of $7.2 million related primarily to variable stock-based compensation awards and $0.6 million of non-cash depreciation expense, (2) we increased our deferred revenue by $4.5 million and (3) our accounts payable and accrued liabilities increased $3.6 million due to the accrual of sales commissions and bonuses for fiscal 2005 that were not paid until fiscal 2006 and the timing of other payment obligations. These changes were offset by the growth in accounts receivable of $7.3 million, as our sales grew significantly from fiscal 2004.

Investing Activities

During the six months ended October 31, 2007, we used $2.7 million in cash for investing activities, all of which related to capital expenditures associated with computer equipment and furniture and fixtures for the expansion of our infrastructure and work force. Net cash used in investing activities was $1.2 million, $1.4 million and $10.2 million in fiscal 2005, 2006 and 2007, respectively. Investing activities in fiscal 2007 consisted of $7.2 million of cash consideration, including acquisition costs, for the purchase of the assets of Enira Technologies, LLC, $2.2 million in purchases of property and equipment and $0.8 million in a restricted cash account used to secure a standby letter of credit. Investing activities for fiscal 2005 and 2006 consisted of purchases of property and equipment to support our growth.

Financing Activities

During the six months ended October 31, 2007, cash used by financing activities was $2.1 million, comprised primarily of $1.0 million in payments for capitalized software licenses used as a component in our product sales, and $1.9 million in payments related to initial public offering preparation costs, offset by $0.8 million from net proceeds from the exercise of stock options. Net cash provided (used) by financing activities was $0.8 million, $0.5 million and $(0.4) million in fiscal 2005, 2006 and 2007, respectively. In fiscal 2007, the net cash used by financing activities consisted of costs of $0.6 million incurred in conjunction with this offering, offset by proceeds from the exercise of stock options. In fiscal 2006, the net cash provided by financing activities consisted of proceeds from the repayment of certain stockholder notes and proceeds from the exercise of stock options. In fiscal 2005, the net cash provided by financing activities consisted of proceeds from the exercise of Series C preferred stock warrants, the repayment of stockholder notes and the exercise of stock options.

Other Factors Affecting Liquidity and Capital Resources

We believe that our cash and cash equivalents and any cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. We anticipate that, from time to time, we may evaluate acquisitions of complementary businesses, technologies or assets. However, there are no current understandings, commitments or agreements with respect to any acquisitions.

Off-Balance Sheet Arrangements

As of October 31, 2007, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

Contractual Obligations and Commitments

We lease facilities for our corporate headquarters, subsidiaries and regional sales offices. We lease our principal facility in Cupertino, California under a non-cancelable operating lease agreement that expires in October 2013. We also have leases for our regional sales offices that are for 13 months or less.

The following table is a summary of our contractual obligations as of October 31, 2007:

	Payments Due by Period
		Remainder
	Total	FY 2008	FY 2009-2010	FY 2011-2012	Thereafter
	(in thousands)

Operating lease obligations	$12,164	$1,048	$3,791	$4,056	$3,269
Accrued contractual obligations	3,455	1,112	2,339	4	—

Total	$15,619	$2,160	$6,130	$4,060	$3,269

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, or SFAS 155, which amends the guidance in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair-value basis. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of SFAS 155 to have a material impact on our consolidated results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, or SFAS 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement does not require any new fair value measurements. SFAS 157 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the impact, if any, the adoption of SFAS 157 will have on our consolidated results of operations, financial position and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159, including an amendment of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS 157. We are currently evaluating the effect, if any, the adoption of SFAS 159 will have on our consolidated results of operations, financial position and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk.  To date, substantially all of our international sales have been denominated in U.S. dollars. We utilize foreign currency forward and option contracts to manage our currency exposures as part of our ongoing business operations. We do not currently expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Interest Rate Risk.  We had cash and cash equivalents totaling $15.9 million as of October 31, 2007. These amounts were primarily invested in money market funds and held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income.

BUSINESS

Overview

We are a leading provider of security and compliance management solutions that intelligently mitigate business risk for enterprises and government agencies. Much like a “mission control center,” our ESM platform delivers a centralized, real-time view of disparate digital alarms, alerts and status messages, which we refer to as events, across geographically dispersed and heterogeneous business and technology infrastructures. Our software correlates massive numbers of events from thousands of security point solutions, network and computing devices and applications, enabling intelligent identification, prioritization and response to external threats, insider threats and compliance and corporate policy violations. We also provide complementary software that delivers pre-packaged analytics and reports tailored to specific security and compliance initiatives, as well as appliances that streamline threat response, event log archiving and network configuration.

We have designed our platform to support the increasingly complex business and technology infrastructure of our customers. Our platform ships with over 275 pre-built software connectors for products from approximately 100 vendors. It also integrates easily with products for which we do not provide pre-built connectors and with proprietary enterprise applications to ensure that event logs from these products are seamlessly integrated into our platform for intelligent correlation and analysis. As of October 31, 2007, we have sold our products to more than 400 customers across a number of industries and government agencies in the United States and internationally, including companies in the Fortune Top 5 of the aerospace and defense, energy and utilities, financial services, food production and services, healthcare, high technology, insurance, media and entertainment, retail and telecommunications industries, and more than 20 major U.S. government agencies.

Our Industry

Heightened Risks of a Real-Time Business Architecture

Enterprises and government agencies increasingly utilize interconnected IT infrastructure to enhance efficiency and achieve business advantage. As more devices, applications and business processes are integrated into these networks, the power, utility and extensibility of the network grows. Organizations have used these improvements to transform their IT infrastructures into platforms to conduct transactions with customers, suppliers, employees and other partners in real-time. While the adoption of and reliance on this new interconnected IT infrastructure has significantly enhanced productivity and lowered the cost of doing business, it also has exposed organizations to heightened risk. These risks include:

•	External Threats. Historically, threats from external sources have originated from “hobbyist” hackers who introduce malicious code into the IT infrastructure or deface or disable a corporation’s Web presence. More recently, hackers have increasingly participated in highly sophisticated, well organized and financially motivated crime rings, launching attacks aimed at identity theft, credit card fraud, extortion and industrial espionage. In addition, terrorists and some nation-states engage in espionage or cyberwarfare by targeting key elements of a nation’s infrastructures, such as financial exchanges, power grids and pipeline and transportation networks. In recent years, the sophistication and speed of these attacks have increased. Today, attacks can propagate worldwide in minutes, severely impacting service levels for critical infrastructure applications and business processes, such as voice and electronic communications, enterprise resource planning and financial transactions, and can disrupt entire corporate and civil infrastructures.

•	Insider Threats. In recent years, the open and distributed nature of corporate and government networks, as well as the rising level of IT sophistication of the average user, have increased the risk of malfeasance or negligence on the part of trusted individuals “within” the network, such as employees, partners or contractors. Malicious insider threats include, for example, misuse by an IT professional of administrative access to attack the corporate network and unauthorized copying of proprietary information by an employee to an external memory device for use by a third party. Organizations also are threatened by employee negligence, such as unauthorized employee downloading of potentially vulnerable or harmful applications. Insider threats account for an increasingly large portion of security attacks, especially in large enterprises. In 2007, a study by the TheInfoPro, an industry publication, revealed that 59% of organizations have experienced security losses attributed to insiders, with nearly one in five attributing more than 75% of their security incidents to insiders.

•	Regulatory Non-Compliance and Corporate Policy Violations. Several new laws and regulatory initiatives mandate that enterprises design, implement, document and demonstrate controls and processes to maintain the integrity and confidentiality of information transmitted and stored on their IT systems. Many of these compliance mandates require enterprises to archive and retrieve data from the significant volume of event logs being generated by IT devices, in some cases for as long as seven years. Examples of these mandates include the Sarbanes-Oxley Act, the Health Insurance Portability and Accountability Act (HIPAA), the Basel II framework for the banking industry, the Payment Card Industry (PCI) Data Security Standard, the Federal Information Security Management Act (FISMA) and the new Federal Rules of Civil Procedure. According to a January 2007 study of Fortune 1000 companies by TheInfoPro, compliance was listed as the top IT security-related “pain point.” In addition to compliance with regulations, enterprises and government agencies require their employees to comply with numerous organizational policies, such as confidentiality guidelines, acceptable use policies and intellectual property protection.

The repercussions for enterprises and government agencies from external threats, insider threats and compliance violations continue to increase in severity, causing such adverse effects as prolonged network outages, adverse publicity and damage to organizational reputation and brand, loss of confidential information such as credit card and social security numbers and various legal ramifications. Given the potential severity of such repercussions, these issues increasingly have become an area of focus among the senior-most decision makers, auditors, regulators and even at the board of directors level, and are no longer confined to network administrators and IT security professionals.

Challenges Facing Organizations Seeking to Effectively Mitigate These Risks

As the following graphic illustrates, a large organization typically employs thousands of devices and applications in its business and technology infrastructure, including:

•	security appliances, such as firewalls, virtual private networks, or VPNs, and intrusion detection and prevention systems, or IDPs;

•	end-user devices, such as personal computers, or PCs, mobile phones and personal digital assistants, or PDAs;

•	network equipment, such as routers, switches and media gateways;

•	storage systems, such as storage area networks, or SANs, and network attached storage, or NAS;

•	computing infrastructure, such as servers and mainframes;

•	other IP-enabled devices that are increasingly supplanting the functionality of traditional offline corporate functions, such as IP-video cameras, badge readers and phone systems;

•	applications and their associated databases, including enterprise resource planning, or ERP, and customer relationship management, or CRM, systems and custom applications; and

•	other systems related to business processes that are performed in real-time by customers, employees and partners such as point-of-sale and inventory control systems, trading exchange platforms, supply-chain management, electronic banking, human resource management and customer record-keeping platforms.

The heterogeneous applications and devices in the business and technology infrastructure generate massive amounts of disaggregated event data, challenging organizations to collect this information, identify threats among the “white noise” of normal activity and respond efficiently and effectively to identified threats.

Traditional Management Solutions Are Either Limited in Scope or Not Equipped to Handle Event Data in Volume

Each of the devices and applications in an organization’s architecture, which we refer to as event sources, generates a log, which is a digital record of all events associated with that device or application. For example, an event is recorded when an e-mail server sends or receives a single e-mail, a database server provides a customer record or an employee swipes his identification badge when entering the corporate headquarters. A single device or application can generate thousands of events in a single day and, in aggregate, the thousands of event sources attached to a global, distributed enterprise can generate millions of events daily.

Organizations typically use separate vendor-specific management consoles to collect, monitor and manage the information and events being generated by devices and applications from that vendor. This approach creates multiple, separate and narrow views of the event activity occurring across their business and technology infrastructures. Organizations also attempt to gain a broader, more integrated view of IT activity by using systems management framework tools. However, these tools provide only a basic understanding of the operating parameters of the devices, such as current CPU capacity or available throughput. In addition, these systems management tools are not designed to collect and analyze large volumes of streaming event data.

Organizations Are Unable to Distinguish Threats from “White Noise” and Prioritize Them in Real-Time

Most of the thousands of streaming events that occur every second in any organization are normal and non-threatening activity. However, there are pieces of valuable information within the event stream related to unusual activity or patterns of behavior that may identify an impending security, compliance or business threat. As a result of the large volume and siloed view of events, organizations generally have difficulty identifying events that are threatening in nature because they are unable to:

•	distinguish threats from the “white noise” of normal events in the event stream;

•	understand the context in which the events arise, including relationships between events; and

•	appropriately prioritize responses in real-time.

Some basic examples of this challenge include:

•	An employee is logged onto the corporate network remotely through a VPN connection, while a physical badge reader simultaneously detects that the employee has entered corporate headquarters. Individually, both of these activities appear normal in nature as they are occurring, although when seen in context identify a potential threat.

•	A threat has targeted two servers, both of which are physically identical and running the same operating system, although one server is a print server and the other is running a critical transaction processing application for customers. Given the similar characteristics, a security analyst, without additional information, must arbitrarily choose to start remediation of the threat on one of the servers. Choosing to begin with the lower priority server could result in significant damage to the enterprise by allowing the critical server to be compromised.

•	An IDP identifies a known threat and generates an alarm that requires investigation by a security analyst. Upon investigation, the analyst learns that the threat was targeting a system that was not vulnerable to that particular threat and therefore wasted effort on a false alarm.

The inability of an organization to understand the link between related events and the context in which they arise, including the business value, compliance status and vulnerability status of the targeted assets, makes it very difficult to identify and prioritize those events that represent a security, compliance or business risk.

Response Processes Are Slow and Labor-Intensive

Effectively responding to identified threats and non-compliance with regulations and organizational policy is challenging because response usually requires coordination among IT security teams, network operations teams, application engineering teams and others. This coordination often triggers a labor intensive workflow, including submitting requests into the trouble ticketing system, identifying all necessary individuals, orchestration of meetings to facilitate discussion of a remediation strategy and documenting the changes that are made. Furthermore, given the increasing complexity of the IT environment, organizations are often slow to shut down or modify the configuration of any device or application, for fear that the remedial action may trigger further vulnerabilities or cause other parts of the IT infrastructure to fail.

Organizations Require a Highly Scalable and Intelligent Technology Platform with Real-Time Event Correlation to Effectively Mitigate Business Risk

To address these challenges, enterprises and government agencies require a technology platform that can collect, correlate, respond to and archive all of the events across an organization’s business and technology infrastructure in order to provide real-time management of the organization’s vulnerability to external threats, insider threats and compliance and corporate policy violations. This technology platform must:

•	collect event data from devices and applications manufactured by many different vendors as well as proprietary solutions;

•	process and archive streaming data from a globally dispersed network of thousands of event sources as soon as they are captured, or in “real-time”;

•	correlate this event data in order to identify and prioritize threats across the organization;

•	provide a centralized easy-to-understand view of these threats;

•	enable an automated response workflow that conforms to an organization’s policies;

•	store event data for compliance purposes and forensic analysis; and

•	facilitate network configuration changes to isolate threats and prevent recurrence.

The market for security and compliance management solutions today includes security information and event management, forensics and incident investigation, policy and compliance management, and network change and configuration management. According to a report by International Data Corporation, or IDC, the security information and event management, forensics and incident investigation, and policy and compliance management markets are projected to grow, in aggregate, from $993.6 million in 2007 to $2.2 billion in 2011, representing a compound annual growth rate of 22.1%. In separate reports, IDC projects that the network change and configuration management market will grow from $157.1 million in 2007 to $372.6 million in 2011, representing a compound annual growth rate of 24.1%, and the compliance infrastructure software market, in which we also compete, will grow from $8.0 billion in 2007 to $14.7 billion in 2011, representing a compound annual growth rate of 16.7%.

Our Solutions

We are a leading provider of security and compliance management software solutions that intelligently mitigate business risk for enterprises and government agencies. Much like a “mission control center,” our ESM platform delivers a centralized, real-time view of events across geographically dispersed and heterogeneous business and technology infrastructures. Our ESM platform collects streaming data from event sources, translates the streaming data into a common format, and then processes the data with our correlation engine in which complex algorithms determine if events taking place conform to normal patterns of behavior, established security policies and compliance regulations. Our platform identifies and prioritizes high-risk activity and presents a consolidated view of threats to the business and technology infrastructure in rich, graphical displays. Once threats are identified, our recently introduced TRM and NCM appliance products help our customers easily re-configure network devices to remediate threats and prevent recurrence. In addition, through our new Logger appliance we enable efficient and scalable storage, preservation and management of terabytes of enterprise log data for compliance requirements or forensic analysis. Our customers enhance the value of other security products in their business and technology infrastructure by integrating them with our platform.

Key benefits of our solutions include:

Enterprise-Class Technology and Architecture.  We design our solutions to serve the needs of even the largest organizations, which typically have highly complex, geographically dispersed and heterogeneous business and technology infrastructures. We deliver enterprise-class solutions by providing:

•	Interoperability. We provide off-the-shelf software connectors for over 275 products, including security devices, end-user devices, networking equipment, computing infrastructure, other IP-enabled devices, and enterprise applications and databases, from approximately 100 vendors, allowing our customers to rapidly deploy our platform in their existing business and technology infrastructures.

•	Flexibility. In addition to providing off-the-shelf connectors, our ESM platform is designed to enable customers to rapidly build interfaces to new products, proprietary applications and legacy systems.

•	Scalability. Our ESM platform enables customers to collect and correlate millions of events per day from a large number of heterogeneous devices and applications in real-time. Once customers have installed our ESM platform, our product architecture enables customers to incorporate additional departments, branch offices or geographies, as well as additional categories of devices and applications, while maintaining the overall performance of the platform.

•	Archiving. Our solution provides organizations with cost-effective long-term storage of and an ability to search across event log data by centralizing event log archiving onto a dedicated hardware appliance. This also helps customers store event data to satisfy regulatory recordkeeping requirements.

Intelligent Correlation.  Our correlation engine intelligently distills millions of events occurring daily into information that allows customers to identify, prioritize and respond to specific threats or compliance violations. Our correlation engine accomplishes this by:

•	analyzing common data elements, such as time of occurrence, type of behavior, source, destination and geographic location, contained within multiple events to establish relationships or identify events that, alone or in combination, signify a threat across the infrastructure independent of the device type or device vendor that generated the event;

•	differentiating event sources by their relative level of importance to business or compliance function, enabling the correlation engine to prioritize event sources such as Web or transaction processing applications over print servers, for example;

•	factoring in known security vulnerabilities of targeted assets, such as systems that have not been patched for the relevant threat;

•	establishing a record of user roles and identity, enabling our engine to differentiate, for example, between an intended user, such as a human resources professional, who is accessing a sensitive employee database and a user whose access is more questionable, such as a consultant; and

•	storing and comparing event data over time to capture not only rapidly executing threats but also low-profile, slowly emerging attacks that may unfold over days, weeks or even months.

Our correlation engine includes over 100 standard rules that address common security and compliance issues and business risks and enables customers to write customized rules that apply their specific security and compliance policies. Our complementary pattern discovery technology allows users to automatically generate new rules to address patterns of activity specific to their technology infrastructure.

Streamlined Response and Seamless Workflow.  Our products simplify the management of the broad range of notifications and actions that must take place to remediate a threat and prevent recurrence across the technology infrastructure, thus narrowing the period of vulnerability. Once our correlation engine has prioritized a security, compliance or business risk and pinpointed the business assets that are exposed, our response technology recommends a precise set of remediation steps, based on the customer’s specific topology and consistent with the customer’s policy directives, designed to minimize the impact on related devices or applications. Based on this knowledge, our products can either automatically implement the recommended network configuration changes or follow pre-determined workflow by generating an incident response ticket that enables our customers to manage the remediation process.

Reporting and Visualization.  We present threat information through a rich and intuitive graphical user interface. Our user interface enables customers to perform a variety of tasks to gain insight into threats across their infrastructure, such as monitoring and analyzing overall threats in real-time, drilling down to investigate a single incident, responding to incidents or creating a new policy setting. Our ESM platform contains approximately 350 standard report templates that address common security, compliance and business risk reporting requirements. Our software also allows customers to design their own reports. With our user interface, customers can view risk across their organization in a variety of ways, address internal and external compliance requirements and communicate the value and effectiveness of the organization’s security operations.

Our Strategy

Our objective is to be the leading provider of security and compliance management software solutions that intelligently mitigate business risk for enterprises and government agencies. The key elements of our strategy to achieve this objective include:

Grow Our Customer Base.  We have sold our products to over 400 customers and plan to increase our customer base in the future by:

•	Expanding Our Geographic Coverage. While we generate most of our revenues from customers based in the United States, and we continue to experience significant domestic growth, a growing portion of our revenues are from customers based in Europe, the Middle East, the Asia-Pacific region and elsewhere. We intend to increase our presence globally by expanding our direct sales force and building additional relationships with local and regional value added resellers and distribution partners in these markets.

•	Further Penetrating the Mid-Market. While our sales to date have primarily been to Global 2000 companies and government agencies, we are increasingly experiencing demand from mid-market customers, predominantly driven by their regulatory compliance needs. We are investing in research and development, sales, marketing, training and other resources to develop products and extend our network of channel partners to market our solutions, particularly our appliance-based products, to this target market.

Deepen Our Penetration of Existing Customers.  We intend to further penetrate our customer base by encouraging and facilitating expanded deployments of our products and introducing new solutions. The more broadly enterprises deploy our platform to manage their security, compliance and business risk, the more our platform becomes an integral component of their infrastructure. We expect our TRM, Logger and NCM appliances to generate opportunities for additional sales to our installed base as customers build on their existing implementation. We are investing in in-house sales professionals and strategic account managers to focus on selling more products into our existing installed base. We are also growing our dedicated Customer Success team to help customers realize more value from and potentially expand their implementations of our products.

Extend Our Partner Network.  We work with a wide range of technology partners, including CA, Cisco Systems, IBM, Juniper Networks, McAfee, Oracle, SAP and Symantec, and other vendors, such as Check Point Software Technologies, Trend Micro and Websense. We plan to continue to work with these and other technology vendors to provide for compatibility between our platform and their latest products. To facilitate the independent development of connectors by our partners and customers, we publish an open event format standard called Common Event Format, or CEF. As the adoption of CEF increases, the value of this standard increases and drives additional sales opportunities by expanding our event feeds and the range of risks that our platform can address.

Extend Our Expertise in Security Best Practices.  We maintain significant in-house expertise in security best practices and intend to leverage and expand our expertise into other areas of risk. We plan to continue to help our customers realize faster time to risk reduction by providing additional pre-packaged software solutions that are tailored to address specific security and regulatory concerns, as with our existing IT governance, Sarbanes-Oxley and Payment Card Industry (PCI) compliance, and Insider Threat packages. For example, we plan to develop packages that address the Basel II Framework and the Gramm-Leach-Bliley Act.

Extend Our Value Proposition to Additional Event Sources and Business Use Cases Beyond Traditional IT Security. We intend to create new sales opportunities by developing solutions that address high-value additional use cases for our platform. In addition to using our software to mitigate risk from external or insider threats and to satisfy compliance requirements, we believe that enterprises are increasingly finding value in leveraging our highly scalable, real-time event correlation platform for applications beyond security to mitigate additional risks associated with their specific business practices. Two examples of potential uses of our ESM platform beyond traditional IT security include:

•	a financial services company using our products to monitor online stock transactions to detect likely cases of fraud and abuse; and

•	an energy company using our products to monitor and prevent attacks on their pipeline control systems by correlating information from conventional network threat detection systems and process control logs, such as event data from supervisory control and data acquisition (SCADA) systems.

We believe that other organizations face similar business risks that threaten the efficiency or effectiveness of their business or the integrity of the product or service that they provide to their customers. As more enterprises use our platform to mitigate these risks in addition to addressing traditional network security risks and compliance issues, our products will become an even more strategic part of our customers’ technology infrastructure.

Products

ArcSight ESM.  ArcSight ESM, our flagship product, is designed specifically to address the security, compliance and business risk concerns of large, geographically-distributed organizations with complex, heterogeneous IT environments. ArcSight ESM serves as the “mission control center” for managing risks across an organization’s entire business and technology infrastructure. The key elements within ArcSight ESM include:

•	ArcSight Connectors. Connectors are software that collect event data streams from sources across an organization’s business and technology infrastructure. We recently also made our connector software products available as an appliance. These connectors implement extensive normalization capabilities to restructure event data into a common taxonomy so events from hundreds of different sources can be compared meaningfully and queried systematically irrespective of which device is reporting the information. The normalized event data stream is then intelligently aggregated and compressed to eliminate irrelevant and duplicate messages and reduce bandwidth and storage consumption. Our SmartConnectors receive and translate event data streams from over 275 different devices and applications from approximately 100 vendors and in more than 30 different solution categories. Further, using our FlexConnector toolkit, our customers can create custom connectors tailored to their environment, such as for new products, proprietary applications and mainframe and other legacy systems. Our connectors can be deployed on intermediate collection points, such as third-party management consoles, where available, avoiding the requirement to provision our connectors directly onto end devices.

•	ArcSight Manager. ArcSight Manager is server-based software that manages event aggregation and storage, controls the various elements of our platform and provides the engine for high-speed real-time correlation and incident response workflow. ArcSight Manager comes with over 100 standard rules that address common security and compliance issues and business risks. It also provides an intuitive system that enables customers to write customized rules that apply an organization’s security and compliance policies into the real-time analytics of the correlation engine as well as seamless integration with rules generated by our Pattern Discovery product. ArcSight Manager enables real-time collaboration and case management among security analysts, to track risk-prioritized response and remediation. In addition, it provides case resolution metrics to demonstrate security and compliance process and control effectiveness. Our case management system also can integrate with third-party trouble ticketing systems, such as BMC Software. Our architecture was designed to allow customers to scale from a single centralized deployment to a distributed, global deployment by deploying additional Managers that work in concert.

•	ArcSight Console and ArcSight Web. ArcSight Console is the primary user interface to interact with and control the ArcSight ESM platform. Through its intuitive interface, the Console provides administrators, analysts and operators with graphical data summaries and an intuitive interface to perform tasks ranging from real-time monitoring and analysis to incident investigation and response to system administration and authoring of new content. The Console is highly configurable to reflect individual customer environments and can display threat and risk information in a wide variety of formats including by geography, by division or line of business, by type of threat, and by compliance or policy initiative. With ArcSight Console, customers can run a wide variety of reports to answer internal and external compliance audits and communicate the value and effectiveness of the organization’s security operations. We also provide an authoring system that customers can use to create new reports to meet their specific business needs. Our ESM platform contains approximately 350 standard report templates that immediately address common security, compliance and business risk reporting requirements. To facilitate remote access for IT administrators as well as provide a portal for line-of-business viewing of status summaries and scheduled reports, our ArcSight Web product provides browser-based access to all Console functions and content, except administration and authoring.

ArcSight Compliance Insight and Insider Threat Packages.  We offer pre-packaged software solutions that enable our ESM platform and our Logger product to provide technical-and business-level checks on corporate compliance with regulatory and policy requirements for perimeter security, protection of key business processes, threat management and incident response. These packages, which are tailored to address specific regulatory or policy concerns, comprise relevant rules and reports to accelerate implementation by our customers and can be customized or extended by the customer:

Package	Application

ArcSight Compliance Insight Package for IT Governance	Monitoring, assessing and reporting of compliance with the updated ISO-17799:2005 and the NIST 800-53 standards. Available for ArcSight ESM.

ArcSight Compliance Insight Package for Sarbanes-Oxley	Monitoring, assessing and reporting applicable to IT-related internal controls for financial reporting. Available for ArcSight ESM and ArcSight Logger.

ArcSight Compliance Insight Package for PCI	Monitoring, assessing and reporting IT-related risks in accordance with the 12 requirements of the PCI standard. Available for ArcSight ESM.

ArcSight Insider Threat Package	Monitoring, assessing and reporting suspicious activities common to insider threats, such as inappropriate access or transmission of sensitive data, or the internal use or presence of hacking tools. Available for ArcSight ESM.

ArcSight Discovery Modules.  Our ArcSight Discovery modules, which provide additional advanced analytics and visualization on our ESM platform, include:

•	Our ArcSight Pattern Discovery software is a powerful complement to our correlation engine. It is an advanced pattern identification engine that retrospectively examines large amounts of security events previously collected and processed by ArcSight ESM to discover patterns of activity that may be characteristic of threats, such as emerging worms, new worm variants, self-concealing malware, and low profile, slowly developing attacks. Pattern Discovery proactively alerts the security operations analyst about existing or emerging patterns that are not comprehended by any rules in our correlation engine, and provides the customer the option to classify the patterns and also to optionally or automatically generate new rules for our ESM platform that will detect and respond to similar threatening patterns in the future.

•	Our ArcSight Interactive Discovery visualization software helps IT security professionals pan, zoom and switch perspectives across complex technical data to perform in-depth analysis of security data as well as featuring visuals and drill-down capabilities that enable non-technical employees to see relevant threat information in a non-technical format.

In addition to our software products, we have a suite of appliances that enable automated network response, event log archiving, and configuration capabilities.

ArcSight TRM (Threat Response Manager).  ArcSight TRM enables customers to quickly and precisely reconfigure network control devices to remediate security, compliance and business risks, consistent with an organization’s policy directives. TRM profiles a network’s topology through communication with devices without the need to install a software agent on the device. Through advanced algorithms, it can identify the exact location of any node (wireless, wired or VPN) on the network, analyze, recommend and, at the customer’s option, execute specific, policy-based actions in response to a threat, attack or other out-of-policy situation. TRM can block, quarantine or filter undesirable users and systems at the individual port level. The user account control feature in ArcSight TRM defines task groups, allowing control and restricted access rights in accordance to individual job tasks and descriptions. ArcSight TRM integrates seamlessly with ArcSight ESM to accelerate incident response by facilitating the coordination between the security and networking groups, thus improving the effectiveness of the response and acute remediation function.

ArcSight Logger.  ArcSight Logger enables organizations to collect and store event data in support of security and compliance requirements. Logger provides customers with an easily searchable log data repository that can be leveraged across networking, security and IT operations teams. Access controls and intelligent search technology enable customers to interact with historical raw event data for insight into specific events. ArcSight Logger provides approximately 10:1 compression capability of event data. Multiple ArcSight Loggers can be deployed to linearly scale both storage and performance. Logger can flexibly and selectively forward security events to ESM for real-time, cross-device correlation, visualization and threat detection. In turn, ESM can send correlated alerts back to Logger for archival and subsequent retrieval. As with our ESM platform, Logger is also the basis for its own add-on Compliance Insight Packages, such as our Logger Compliance Insight Package for Sarbanes-Oxley.

ArcSight NCM (Network Configuration Manager).  ArcSight NCM automates the definition, implementation and audit of network topology. NCM provides a wizard-based interface to define the desired configuration, reconfigure out-of-policy devices, and maintain protected records of all prior configurations for purposes of rollback, audit and compliance reporting. NCM presents network topology in a visual format, allowing organizations to identify mis-configurations, redundant links and multiple wide area network (WAN) access routes. NCM dynamically compares existing device configuration and highlights discrepancies from desired configuration policies that generally map to regulatory requirements, operational guidelines and business rules.

Maintenance and Professional Services

We offer a range of services after a sale occurs, principally installation and implementation, project planning, advice on business use cases and training services that complement our product offerings. Initial implementation of our ESM platform typically is accomplished within two to four weeks. On an ongoing basis, we offer consulting services and training related to application of our ESM platform and associated complementary products to address additional or customer-specific security and compliance issues and business risks. Following deployment, our technical support organization provides ongoing maintenance for our products. We provide standard and, for customers that require 24-hour coverage seven days a week, premium tiers of maintenance and support, which cover telephone- and web-based technical support and updates to our software during the period of coverage. Our three major support centers are located in Hong Kong, London and Cupertino, California. In addition, we sell an enhanced maintenance service that provides regular security content updates for our software. These content updates reflect emerging threats and risks in the form of signature categorization, vulnerability mapping and knowledge base articles on an ongoing basis.

Case Studies

Examples of deployments of our flagship ESM platform include:

•	Traditional External Threat. A Fortune 100 financial services firm noticed that its efforts to remedy worm infestations were taking weeks and consuming excessive time and resources. As worms evolved faster than defense mechanisms like anti-virus solutions, firewalls and intrusion detection systems, their ability to penetrate the company’s infrastructure and propagate rapidly was increasing. The customer turned to our ESM platform to utilize the event data coming from a diverse set of existing security devices to provide an early warning system that identified the location and propagation mechanism of worm-like behavior. The customer now employs ArcSight ESM to coordinate and enhance its virus detection solutions and over time has reduced the time between worm detection and eradication from days to hours while reducing the number of affected systems by a similar margin.

•	Emerging External Threat. A major international telecommunications operator was concerned that mobile malware was propagating rapidly through its wireless networks, potentially impacting quality of service by reducing bandwidth and disrupting handset operation. The customer utilized our ESM platform to collect and monitor event data on its 3G systems to identify malware behavior profiles and gain a clear understanding of the impact of malware on its network. By implementing our software, the company was able to assess the risk from mobile malware and its potential impact on service level agreement non-compliance and protect against damage to its networks.

•	Insider Threat. A large aerospace company operates under a number of government regulations concerning use of its network, actions of partners and protection of sensitive information. The organization turned to us to significantly enhance monitoring of user privilege access control and data flow. The customer used our ESM platform to implement custom rules to identify intellectual property leak risks such as alerting the customer whenever a sensitive file was accessed and then subsequently sent to an external location. Our solution allowed the customer to assign priority levels to various files across its infrastructure, in order to facilitate a response and remediation workflow that matches the urgency of the threat. After implementing our software, the customer was able to increase its ability to monitor intellectual property leakage incidents and non-U.S. access to its network.

•	Compliance. To comply with Section 404 of the Sarbanes-Oxley compliance framework, enterprises must monitor access and configuration changes to critical financial reporting and accounting systems, including ERP systems, databases and the associated operating systems. A customer did not have centralized log review to support these tasks, and lacked necessary detective controls. The customer deployed our ESM platform to help manage its compliance efforts by collecting event data from these systems and correlating them in real-time against predefined corporate policies. Our software provided the customer with an efficient platform for Sarbanes-Oxley compliance while improving efficiency and satisfying both internal and external auditors with a demonstrable, repeatable process.

•	Application Beyond Traditional Security. A leading online broker was experiencing significant increases in fraud and account misuse resulting in customer dissatisfaction and intensified regulatory scrutiny. New forms of identity theft continued to outpace the customer’s ability to catch fraud at the point of user authentication, which meant that it needed a mechanism to detect fraudulent behavior after user sign-on. The customer now uses our ESM platform to monitor and analyze transactions as they occur as part of its overall fraud management system. As a result, the customer’s fraud oversight group is now seeing a real-time view of abnormal activity.

Product Development and Technology

We have developed and continue to enhance technologies that underlie three core features incorporated into one or more of our products.

Multi-Vector Correlation

The strengths of our correlation engine are its contextual analysis, mathematical correlation, identity correlation and timestamp and time window analysis techniques.

•	Contextual Analysis. A core strength of our correlation engine is its ability to separate “white noise” from actionable events. Our correlation engine evaluates, among other considerations, whether the targeted device or application actually exists in the infrastructure, known vulnerabilities of the targeted device or application, the business value of the targeted device or application, whether the potential attack is from a known malicious device and prior history of the source or target.

•	Mathematical Correlation. Our platform implements classical mathematical correlation models in the context of security events. This allows arbitrary security attributes to be tracked to determine whether they are positively or negatively covariant or independent and allows moving average analyses to be used to flag behavior that has anomalous deviations from a cyclical norm. Moving average analysis compares events to a baseline that automatically adjusts for normal deviations in patterns of activity, eliminating the problem of comparing data for anomalies against an incorrect or fixed baseline.

•	Identity Correlation. Our correlation engine, using our session list management capabilities, automates identity-related investigations that would normally require exhaustive manual labor to perform. Logged events generally report only low level identifying information, such as a source IP address and a target IP address. In a typical network environment, addresses are constantly reassigned as sessions are initiated and terminated, which makes it difficult, if not impossible, to know which user was using a specific IP address over time. Our correlation engine solves this problem by collecting records from the systems that are performing the dynamic assignments of these addresses, such as dynamic host configuration protocol (DHCP) server logs or VPN logs, and then using that information to analyze the logs from other reporting systems, such as firewalls. This allows our correlation engine to attribute actions originating from a specific device to its owner. For example, our session list manager can track which users accessed a given network node at a given time or over time by tracing events that originated from each relevant device to the user who was logged in at that time, and can list all users logged onto a particular system or accessing a particular asset at the time of an attack.

•	Timestamp and Time Window Analysis. Event sources typically have wide variations in clock settings, and distributed and complex networking environments can introduce lags in the transmission of event data prior to its receipt by our correlation engine. In order to overcome the varying amounts of delay or latency in the release or receipt of data from event sources, and the clock drift or inaccuracy in the timestamps reported, our software captures multiple timestamps for every received event and normalizes them to a standard time zone, while also retaining the original timestamp. It then applies proprietary time discrepancy detection techniques, and performs both manual and automatic clock drift corrections, as necessary, to align the events for more accurate correlation. Our correlation engine is designed to accurately match time-bounded sequences of events that occur across sliding time windows, such as a specified number of failed logins within a specified period.

Scalable Architecture

We designed the architecture of our ESM platform so that it can scale and adjust to the ongoing needs of an organization.

•	Cross-Platform. Our products operate on multiple operating system platforms, including multiple versions of the Linux, UNIX, Windows, Solaris and AIX operating systems.

•	Modular Connector Design. We have used a modular framework in the design of our connectors, separating the information that describes the unique features of each data source from the components that provide functionality that can be shared across multiple connectors, such as encryption or compression capabilities. This allows for efficient development of new connectors or modification of existing connectors, since any new functionality added to new or existing connectors can be concurrently propagated to all connectors.

•	Multi-Manager Scaling. We designed our ESM architecture to allow multiple instances of ArcSight Manager to be deployed on servers centrally located or distributed across an enterprise where the geographic distribution of infrastructure assets or the number of event sources and resulting volume of event data warrants in order to achieve the desired level of performance. These can then communicate with each other in either a peer-to-peer or hierarchical configuration to perform correlation, for instance allowing geographically dispersed ArcSight Managers to act as concentrators and forward information to one or more central ArcSight Managers. Consistent with this architectural approach, our connectors can communicate with multiple ArcSight Managers simultaneously, locally cache events if an ArcSight Manager is not available, and switch primary ArcSight Managers in the event of a failure. Further, decentralizing the work of translation, categorization and normalization to our connectors allows our architecture to be more scalable, since ArcSight Manager is shielded from the incremental data preparation work as the number of event sources increases.

•	In-Memory Correlation and Flexible Storage. We built an architecture that takes incoming event data as it arrives and performs real-time correlation directly in system memory, while simultaneously sending both the original event stream and the correlated output to persistent storage for archiving purposes. This allows us to correlate, display and store thousands of incoming events per second, while also retaining huge volumes of event data, and allowing quick availability to support forensic investigation. Our ESM platform also has been designed to allow a user to input a start time and end time to select events from an archive, such as ArcSight Logger, and then re-stream the selected events back through our correlation engine, applying any subsequently introduced correlation rules, and display the resulting analysis as if the events were occurring in real-time. Our Logger product employs a storage management system designed to improve disk utilization for long term storage and the speed of data retrieval for pattern analysis or investigative purposes by eliminating the disk fragmentation that typically accompanies the storage and archiving of large volumes of data on standard disk drives. Through the use of proprietary technology, disk space that is made available by data that has been deleted or archived is automatically reused without the need to execute disk “cleanup” or other administrative tools.

Vendor Agnostic

We have developed proprietary technologies that are designed to enable deployment of our products in business and technology infrastructures with a wide range of event sources.

•	Translation, Categorization and Normalization. Our connectors, which are used by both our ESM and Logger products, analyze dozens of fields or attributes in the event data and translate this data into a common taxonomy. In addition, we use this data to create six additional fields with our categorized threat taxonomy information, including the type of object being acted upon, the type of behavior being performed, what is known about the outcome of the reported event, the priority level of the event, the type of event source reporting the activity and the significance of the activity. Additionally, different vendors often will use different scales or vocabulary to describe values for the same type of data. As a result, once data has been categorized, where relevant, our connectors convert the data into a common scale, for example, harmonizing the severity level from a device that rates from 1 to 10 with 1 as most severe with a device that rates from 1 to 7 with 7 as most severe to a device that uses words to describe severity, while also preserving the original score or value. This allows customers to switch, for example, from one brand of IDP to another or add new IDPs from other vendors (whether by procurement, merger or otherwise) without having to rewrite the standard ESM or customer-authored correlation rules. In addition to facilitating correlation, our translation, categorization and normalization capabilities allow ArcSight Manager to align data from many heterogeneous event sources so that they can be meaningfully compared and queried systematically without having to design the queries to address the specifics of how the event sources are reporting information. We use a similar abstraction approach with TRM and NCM to program responses and reconfiguration rules once, and have them transparently operate in any equipment environment, sorting out the relevant details and sending the right commands to the appropriate event sources.

•	Common Event Format (CEF). We created and are promoting the adoption of a common format for event sources to output their log data. Any event source that outputs data in this format can be integrated with our platform without modification through our pre-packaged CEF-compatible connector. As a result, adoption of our CEF enables third-party vendors to more readily sell their devices and applications into our customer base. It also provides internal developers at our customers a simpler pathway for providing event data from their custom applications to our ESM software.

Customers

As of October 31, 2007, we have sold our products to more than 400 customers in a broad range of industries. Our customers include companies in the Fortune Top 5 of the aerospace and defense, energy and utilities, financial services, food production and services, healthcare, high technology, insurance, media and entertainment, retail and telecommunications industries, and more than 20 major U.S. government agencies. No customer accounted for more than 10% of our revenues in fiscal 2006 or 2007 or for the six months ended October 31, 2007. Our top ten customers accounted for 32% and 31% of our product revenues during fiscal 2006 and 2007, respectively. For each of the six months ended October 31, 2006 and 2007, our top ten customers accounted for 36% and 31%, respectively, of our product revenues. See note 10 of the notes to our consolidated financial statements for a discussion of total revenues by geographical region for fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007.

Research and Development

Building on our history of innovation, we believe that continued and timely development of new products and enhancements to our existing products are necessary to maintain our competitive position. Accordingly, we have invested, and intend to continue to invest, significant time and resources in our research and development activities to extend our technology leadership. At present, our research and development efforts are focused on improving and broadening the capabilities of each of our major product lines and developing additional products. We work closely with our customers as well as technology partners to understand their emerging requirements and use cases for our products. As of October 31, 2007, our research and development team had 96 employees. Our research and development expenses were $7.6 million, $12.2 million, $14.5 million, $6.9 million and $9.1 million during fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, respectively.

Sales and Marketing

We market and sell our software through our direct sales organization and indirectly through value added resellers and systems integrators. Historically, the majority of our sales are made through our direct sales organization. We structure our sales organization by function, including direct and channel sales, strategic accounts, technical pre-sales, customer and sales operations, and by region, including Americas, U.S. Federal, EMEA and APAC. As of October 31, 2007, we had 110 employees in our sales and marketing organizations.

The selling process for ArcSight ESM follows a typical enterprise software sales cycle. It involves one or more of our direct sales representatives, even when a channel partner is involved. The sales cycle for an initial sale normally takes from three to six months, but can extend to more than a year for some sales, from the time of initial prospect qualification to consummation and typically includes product demonstrations and proof of concepts. We deploy a combination of field account management supported by technical pre-sales specialists to manage the activities from qualification through close. After initial deployment, our sales personnel focus on ongoing account management and follow-on sales. To assist our customers with reaching their business and technical goals for their implementations of our products, our Customer Success Ownership, or CSO, organization meets with customers to determine their success criteria and to help formulate both short- and long-term plans for their deployments of our products. We also have assigned specific sales personnel to our larger, more diverse and often global customers in order to understand their individual needs and increase customer satisfaction.

We derive a portion of our revenues from sales of our products and related services through channel partners, such as resellers and systems integrators. In particular, systems integrators are an important source of sales leads for us in the U.S. public sector, as government agencies often rely on them to meet IT needs, and we use resellers to augment our internal resources in international markets and, to a lesser extent, domestically. Our agreements with our channel partners are generally non-exclusive. Historically, we used our channel partners to support direct sales of our ESM platform products. Sometimes we are required by our U.S. government customers to utilize particular resellers. We also anticipate that we will derive a substantial portion of our TRM, Logger and NCM sales through channel partners, including parties with whom we have not yet developed relationships. In part to address the mid-market, we are currently investing resources to develop channel partners that will operate more independently. To this end, we recently created a dedicated channel team in each of our geographic regions responsible for recruiting, managing and supporting our channel partners.

We focus our marketing efforts on building brand awareness and on customer lead generation, including advertising, cooperative marketing, public relations activities, web-based seminars and targeted direct mail and e-mail campaigns. We also are building our brand through articles contributed to various trade magazines, public speaking opportunities and international, national and regional trade show participation. We reinforce our brand and loyalty among our customer base with our annual users conference.

Competition

Our primary product is our ArcSight ESM software platform, the key elements of which are the ESM Manager, the connectors and related toolkit for the creation of custom connectors and our Consoles that serve as the platform interface. In addition, we offer complementary software for our ESM platform that delivers pre-packaged analytics and reports tailored to specific security and compliance initiatives, and have recently introduced our complementary TRM, Logger and NCM appliances that assist our customers in threat response, log archiving and network configuration.

We believe that the market for a security and compliance management software platform that collects and correlates event data from across a heterogeneous IT infrastructure, which we are addressing with ArcSight ESM, is a developing market. Existing competitors for a platform-wide solution such as this product primarily are specialized, privately held companies, such as Intellitactics and NetForensics, as well as larger companies such as CA and Symantec, and EMC, IBM and Novell, through their acquisitions of Network Intelligence, Micromuse and Consul, and e-Security, respectively. A greater source of competition is represented by the custom efforts undertaken by potential customers to analyze and manage the information produced from their existing devices and applications to identify and remediate threats. In addition, some organizations have outsourced these functions to managed security services providers.

In addition to our existing competitors for our ESM platform, we believe that we face potential competition from a wide variety of sources that could become effective competitors. Many large, integrated software companies offer suites of products that include software applications for security and compliance and enterprise management. Hardware vendors, including diversified, global concerns, also offer products that address other security and compliance needs of the enterprises and government agencies that comprise our target market. If and to the extent that the market for our software platform continues to grow, we expect that large software and hardware vendors may seek to enter this market, either by way of the organic development of a competing product line or through the acquisition of a competitor.

For our ESM platform, we believe that we compete principally on the basis of functionality, analytical capability, scalability, interoperability with other components of the network and business infrastructure, and customers’ ability to successfully and rapidly deploy the product. We believe that we compete favorably with our existing competitors with respect to these factors. However, we may be at a competitive disadvantage when seeking customers that do not require the full range of features and functionality available in our ESM platform, especially those that may be price sensitive, which may particularly be the case for smaller organizations. Those potential customers may instead elect to purchase a less feature-rich product.

The market for our TRM, Logger and NCM products is also competitive. We have limited experience with the sales of these products, and we expect that to be successful in addressing these markets we will need to work effectively with channel partners. We are unable to predict the extent to which we will be successful selling these products independently of sales of our ESM platform. Further, we may be at a disadvantage in dealing with our channel partners, which also may have relationships with large competitors who offer a wide variety of products.

Competitors for sales of our TRM and NCM products include privately-held companies, such as Alterpoint and Voyence; larger providers of IT automation software products, such as Opsware, which was recently acquired by Hewlett-Packard; and diversified IT security vendors. Current competitors for sales of our Logger product include specialized, privately-held companies, such as LogLogic and Sensage. In addition to these current competitors, we expect to face competition for our appliance products from both existing large, diversified software and hardware companies, from specialized, smaller companies and from new companies that may seek to enter this market. The primary competitive factors for our appliance products are functionality, price, scalability, interoperability with other components of the network and customers’ ability to successfully and rapidly deploy the product. We believe that we currently compete favorably with respect to these factors.

Mergers, acquisitions or consolidations by and among actual and potential competitors present heightened competitive challenges to our business. We believe that this trend toward consolidation in our industry will continue and may increase the competitive pressures we face on all our products. Further, continued industry consolidation may impact customers’ perceptions of the viability of smaller or even medium-sized software firms and consequently customers’ willingness to purchase from such firms.

Competitors that offer a large array of security or software products may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling them with their other product offerings. The trend toward consolidation in our industry increases the likelihood of competition based on integration or bundling. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for those products, which would adversely affect our business, operating results and financial condition. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage notwithstanding the superior performance that we believe our products can deliver.

Increased competition could result in fewer customer orders, price reductions, reduced gross margins and loss of market share. Many of our existing and potential competitors enjoy substantial competitive advantages, such as wider geographic presence, access to larger customer bases and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, and substantially greater financial, technical and other resources. As a result, they may be able to adapt more quickly and effectively to new or emerging technologies and changing opportunities, standards or customer requirements. In addition, large competitors, such as integrated software companies and diversified, global hardware vendors, may regularly sell enterprise-wide and other large software applications, or large amounts of infrastructure hardware, to, and may have more extensive relationships within, large enterprises and government agencies worldwide, which may provide them with an important advantage in competing for business with those potential customers. In addition, if our target market continues to grow small, highly specialized competitors may continue to emerge.

Intellectual Property

Our intellectual property is an essential element of our business. We use a combination of copyright, patent, trademark, trade secret and other intellectual property laws, confidentiality agreements and license agreements to protect our intellectual property. It is our policy that our employees and independent contractors involved in development are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use without consent intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

Patents and Patent Applications.  We have two issued patents and 29 patent applications pending in the United States. We also have four international patent applications and 13 patent applications in foreign countries pending, based on five of the patent applications in the United States. Our issued patents, which cover useful features rather than core elements of our technology, expire in 2024 and 2025. We do not know whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims, except that some of our patent applications have received office actions and in some cases we have modified the claims. Any patents that may be issued to us may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. Therefore, the exact effect of having a patent cannot be predicted with certainty.

Oracle License Agreement.  We license database software from Oracle that we integrate with our ESM platform. Our agreement with Oracle, which runs through May 2009, permits us to distribute Oracle database software embedded in our ESM platform. Under this agreement, we have agreed to make royalty payments totaling $3.9 million over the term of the license. The agreement allows us to offer this database software to our customers and partners that may not have previously acquired their own database management software.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. Although we believe that our product offerings do not infringe the intellectual property rights of any third party, we cannot be certain that we will prevail in any intellectual property dispute. If we do not prevail in these disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of our products that are determined to infringe the rights of others, and/or be forced to pay substantial royalties to a third party, any of which would adversely affect our business, financial condition and results of operations.

Employees

As of October 31, 2007, we had a total of 308 employees, consisting of 110 employees in sales and marketing, 96 employees in research and development, 35 employees in professional services, 27 employees in support and 40 employees in general and administrative functions. A total of 47 employees are located outside the United States. None of our employees is represented by a union or covered by a collective bargaining agreement. We consider our employee relations to be good and have never experienced a work stoppage.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings.

Facilities

Our corporate headquarters and research and development facilities occupy approximately 80,000 square feet in Cupertino, California under a lease that expires in October 2013. In addition to our principal office space in Cupertino, we lease facilities for use as sales and local support offices in various cities in the United States and internationally. We believe our facilities are adequate for our needs for at least the next 12 months. We also anticipate that suitable additional or alternative space will be available to accommodate foreseeable expansion of our operations.

ArcSight Historical Developments

We were incorporated in Delaware on May 3, 2000 as Wahoo Technologies, Inc. On March 30, 2001, we changed our name to ArcSight, Inc. We launched our first product in January 2002, and made our first product sale in June 2002. Following the completion of our fiscal year ended December 31, 2002, we changed our fiscal year end to April 30. As a result of the change, the first full fiscal year in which we sold our products and services was the fiscal year ended April 30, 2004. Our revenues have grown from $0.2 million in the fiscal year ended December 31, 2002 and $15.3 million in fiscal 2004 to $69.8 million in the fiscal year ended April 30, 2007. We initially funded our operations primarily through convertible preferred stock financings that raised a total of $26.8 million. We made our first sale to the U.S. federal government in September 2002 and our first sale internationally in December 2002.

We released version 1.0 of our ESM platform, which featured a proprietary security taxonomy that normalizes and categorizes data to enable cross-device, cross-vendor, time-based correlation as well as connectors based on a common architecture, in January 2002. Version 2.0 was released in November 2002, integrating vulnerability and asset criticality information to the data analyzed in order to prioritize security events. Version 2.5, released in September 2003, added real-time geospatial mapping to the incoming event stream as well as advanced visual analysis tools, such as three-dimensional dashboard monitors to enable more efficient analysis and response. In July 2004, we released version 3.0, which included real-time analyst collaboration and an enhanced security taxonomy. At that time, we also launched our Pattern Discovery product. We released version 3.5 in November 2005, adding quality of service metrics, improved performance, richer reporting and auditing. We introduced the first of our compliance insight packages in January 2006. In June 2006, we acquired substantially all of the assets of Enira Technologies, LLC, primarily consisting of the predecessors to our TRM and NCM products. We launched our TRM and NCM products in June 2006 and our Logger product in December 2006. We announced the availability of our current ESM platform, version 4.0, in May 2007. This newest release introduced integrated identity and role-based correlation capabilities as well as significant improvements to asset management capability and scalability.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of January 1, 2008:

Name	Age	Position(s)

Executive Officers:
Robert W. Shaw	60	Chief Executive Officer and Chairman of the Board of Directors
Hugh S. Njemanze	50	Founder, Chief Technology Officer and Executive Vice President of Research and Development
Thomas Reilly	45	President and Chief Operating Officer
Stewart Grierson	41	Chief Financial Officer
Kevin P. Mosher	51	Senior Vice President of Worldwide Field Operations
Reed T. Henry	44	Senior Vice President of Marketing and Business Development
Lawrence F. Lunetta	56	Vice President of Strategy
Trâm T. Phi	37	Vice President, General Counsel and Secretary
Other Directors:
Sandra Bergeron(2)	49	Director
William P. Crowell(2)(3)	67	Director
E. Stanton McKee, Jr.(1)(3)	63	Director
Craig Ramsey(2)	61	Director
Scott A. Ryles(1)(3)	48	Director
Ted Schlein(2)	43	Director
Ernest von Simson(1)(3)	69	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Robert W. Shaw has served as our Chairman and Chief Executive Officer since August 2001, and also served as our President until August 2007. From 1998 until its acquisition in 2001 by Whitman-Hart, Inc., Mr. Shaw served as Chief Executive Officer of USWeb Corporation, a provider of Internet professional services. From 1992 to 1998, Mr. Shaw served as Executive Vice President of worldwide consulting services and vertical markets for Oracle Corporation, a provider of enterprise software. Mr. Shaw holds a B.B.A. in finance from the University of Texas, Austin.

Hugh S. Njemanze co-founded ArcSight in May 2000 and has served as our Executive Vice President of Research Development and Chief Technology Officer since March 2002. From 1993 to 2000, Mr. Njemanze served in various positions at Verity, Inc., a provider of knowledge retrieval software products, most recently as its Chief Technology Officer. He holds a B.S. in computer science from Purdue University.

Thomas Reilly has served as our Chief Operating Officer since November 2006 and as our President since August 2007. From April 2004 to November 2006, Mr. Reilly served as Vice President of Business Information Services of IBM. From November 2000 until its acquisition in April 2004 by IBM, Mr. Reilly served as Chief

Executive Officer of Trigo Technologies, Inc., a product information management software company. He holds a B.S. in mechanical engineering from the University of California, Berkeley.

Stewart Grierson has served as our Chief Financial Officer since October 2004 and also served as our Vice President of Finance from March 2003 to April 2007. In addition, from January 2003 to January 2006, he served as our Secretary. From 1999 to July 2002, Mr. Grierson served in several positions for ONI Systems Corp., a provider of optical communications equipment, including most recently as Vice President and Corporate Controller. From 1992 to 1999, he served in various roles in the audit practice at KPMG LLP. He holds a B.A. in economics from McGill University and is a chartered accountant.

Kevin P. Mosher has served as our Senior Vice President of Worldwide Field Operations since March 2004. From May 2002 to March 2003, Mr. Mosher served as the President and Chief Operating Officer of Rapt Inc., a provider of pricing and profitability management solutions. From 1997 to 2001, Mr. Mosher served as Senior Vice President of Sales at Portal Software, Inc., a provider of billing and customer management solutions. He also serves as a director of a private company. Mr. Mosher holds a B.A. in economics from the University of Connecticut.

Reed T. Henry has served as our Senior Vice President of Marketing and Business Development since May 2007. From 2001 to August 2005, Mr. Henry served in several positions for SeeBeyond Technology Corporation, a provider of enterprise integration software, including most recently as Senior Vice President, Marketing, Alliances and Business Development and previously as Senior Vice President, Professional Services, Customer Support and Alliances. Following the acquisition of SeeBeyond by Sun Microsystems, Inc. in August 2005, Mr. Henry served in the same role for Sun Microsystems until October 2005. Prior to SeeBeyond, Mr. Henry served as Vice President of Strategy and New Business at eBay, Inc., an internet auction company, and as Vice President of Marketing and Product Management for Vertical Networks, Inc., a provider of integrated voice/data communications platforms and associated computer telephony applications, which he co-founded in 1996. Mr. Henry holds a B.S. in electrical engineering from the University of Washington, an M.S. in electrical engineering from the California Institute of Technology and an M.B.A. from Stanford University Graduate School of Business.

Lawrence F. Lunetta has served as our Vice President of Strategy since February 2006. From September 2004 to February 2006, Mr. Lunetta served as our Chief Customer Officer. From September 2001 to September 2004, he served as our Vice President of Marketing. From April 2001 to September 2001, Mr. Lunetta served as Chief Operating Officer of EPAC Technologies, Inc., a software company. He holds a B.S. in electrical engineering from Rutgers University and an M.S. in engineering and an M.B.A. from Arizona State University.

Trâm T. Phi has served as our Vice President, General Counsel and Secretary since January 2006. From September 2002 to May 2005, Ms. Phi served in various positions at InVision Technologies, Inc., a manufacturer of explosives detection systems, most recently as Senior Vice President and General Counsel, including following the acquisition of InVision by General Electric Company in December 2004. From 1995 to September 2002, she was an associate at Fenwick & West LLP, a high technology law firm. Ms. Phi holds a B.A. in political science from San Jose State University and a J.D. from the University of California, Berkeley, School of Law (Boalt Hall).

Sandra Bergeron has served as a director since May 2006. Since June 2005, Ms. Bergeron has served as a Venture Advisor to Trident Capital, a venture capital firm. From 1995 to December 2004, Ms. Bergeron served in various executive positions at McAfee, Inc., a software security company, most recently as Executive Vice President of Mergers/Acquisitions and Corporate Strategy. Ms. Bergeron currently serves as a director of several private companies. She holds a B.B.A. in information systems from Georgia State University and an M.B.A. from Xavier University, Cincinnati.

William P. Crowell has served as a director since March 2003. Since February 2003, Mr. Crowell has worked as an independent consultant in the areas of information technology, security and intelligence systems and serves as Chairman of the Senior Advisory Group to the Director of National Intelligence. He served as President and Chief Executive Officer of Cylink Corporation, a provider of network security solutions, from 1998 until its acquisition by SafeNet, Inc. in February 2003. Prior to Cylink, Mr. Crowell worked at the National Security Agency, where he held a series of senior executive positions, including Deputy Director of Operations and Deputy Director of the NSA. He also serves as a director of several private companies. Mr. Crowell holds a B.A. in political science from Louisiana State University.

E. Stanton McKee, Jr. has served as a director since February 2005. From 1989 until his retirement in November 2002, Mr. McKee served in various positions at Electronic Arts Inc., a developer and publisher of interactive entertainment, most recently as Executive Vice President and Chief Financial and Administrative Officer. He also serves as a director of LeapFrog Enterprises, Inc., a provider of technology-based educational products, and of a private company. Mr. McKee holds a B.A. in political science from Stanford University and an M.B.A. from Stanford University Graduate School of Business.

Craig Ramsey has served as a director since October 2002. From July 2003 to September 2004, Mr. Ramsey served as Chief Executive Officer of Solidus Networks Inc. (doing business as Pay By Touch), a provider of authentication and payment processing services. From 1996 to 2000, Mr. Ramsey served as Senior Vice President, Worldwide Sales, of Siebel Systems, Inc., a provider of eBusiness applications. From 1994 to 1996, Mr. Ramsey served as Senior Vice President, Worldwide Sales, Marketing and Support for nCube Corporation, a maker of massively parallel computers. From 1968 to 1994, Mr. Ramsey held various positions with Oracle Corporation, Amdahl Corporation and IBM. He also serves as a director of salesforce.com, inc., a provider of customer relationship management services, and of several private companies. Mr. Ramsey holds a B.A. in economics from Denison University.

Scott A. Ryles has served as a director since November 2003. Mr. Ryles has served as Vice Chairman of Cowen and Company, LLC, an investment banking firm, since February 2007. From December 2004 to September 2006, he served as Chief Executive Officer of Procinea Management LLC, a private equity firm. From 1999 to 2001, Mr. Ryles served as Chief Executive Officer of Epoch Partners, Inc., an investment bank, until its acquisition by The Goldman Sachs Group, Inc. Prior to then, Mr. Ryles served as a Managing Director of Merrill Lynch & Co., Inc. Mr. Ryles holds a B.A. in economics from Northwestern University.

Ted Schlein has served as a director since March 2002. Mr. Schlein has served as a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 1996. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of Internet security technology and business management technology solutions, most recently as Vice President of Enterprise Products. He currently serves as a director of several private companies. Mr. Schlein holds a B.A. in economics from the University of Pennsylvania.

Ernest von Simson has served as a director since October 2002. Mr. von Simson has served as the President of Ostriker von Simson, Inc., an information technology consulting firm, since 1999. He also served as a senior partner of Cassius Advisors, an emerging technology consulting firm, from 1999 to January 2006. Prior to then, Mr. von Simson served as a Senior Partner at The Research Board, a company that assists large companies with their information technology strategies. He currently serves as a director of two private companies. Mr. von Simson holds a B.A. in international relations from Brown University and an M.B.A. from New York University.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

Under our restated bylaws that will become effective immediately following the completion of this offering, our board of directors may set the authorized number of directors. Each director currently serves until our next annual meeting or until his or her successor is duly elected and qualified. Upon the completion of this offering, our common stock will be listed on The NASDAQ Global Market. The rules of The NASDAQ Stock Market require that a majority of the members of our board of directors be independent within specified periods following the completion of this offering. We believe that seven of our directors are independent as determined under the rules of The NASDAQ Stock Market: Ms. Bergeron and Messrs. Crowell, McKee, Ramsey, Ryles, Schlein and von Simson.

Pursuant to a voting agreement entered into on October 24, 2002, Messrs. Schlein and Shaw were appointed to our board of directors by certain of our investors. As of the date of this prospectus, Messrs. Schlein and Shaw continue to serve on our board of directors and will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock, despite the fact that the voting agreement will terminate upon the completion of this offering.

Immediately following the completion of this offering, we will file our restated certificate of incorporation. The restated certificate of incorporation will divide our board of directors into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2008;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2009; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from their time of election and qualification until the third annual meeting following their election. Upon the completion of this offering, the Class I directors will consist of Messrs. Crowell Ryles and Schlein; the Class II directors will consist of Ms. Bergeron and Messrs. Ramsey and von Simson; and the Class III directors will consist of Messrs. McKee and Shaw. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Our restated certificate of incorporation and restated bylaws that will become effective immediately following the completion of this offering provides that only our board of directors may fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of our board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below as of the completion of this offering. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Mr. McKee, who is the chair of the audit committee, and Messrs. Ryles and von Simson. The composition of our audit committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our audit committee includes a financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, or the Securities Act. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors has adopted, an amended and restated charter for our audit committee. Our audit committee, among other things, will:

•	select a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and that firm, our interim and year-end operating results;

•	develop procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

•	consider the adequacy of our internal accounting controls and audit procedures; and

•	approve or, as permitted, pre-approve all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Mr. Ramsey, who is the chair of the compensation committee, and Messrs. Crowell and Schlein and Ms. Bergeron, who joined our compensation committee in October 2007. The composition of our compensation committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors has adopted, an amended and restated charter for our compensation committee. Our compensation committee, among other things, will:

•	review and determine the compensation of our executive officers and directors;

•	administer our stock and equity incentive plans;

•	review and make recommendations to our board of directors with respect to incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Mr. von Simson, who is the chair of the nominating and corporate governance committee, and Messrs. Crowell, McKee and Ryles. The composition of our nominating and corporate governance committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Our nominating and corporate governance committee has recommended, and our board of directors has adopted, an amended and restated charter for our nominating and corporate governance committee. Our nominating and corporate governance committee, among other things, will:

•	identify, evaluate and recommend nominees for our board of directors and committees of our board of directors;

•	conduct searches for appropriate directors;

•	evaluate the performance of our board of directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review related party transactions and proposed waivers of our code of conduct;

•	review developments in corporate governance practices; and

•	evaluate the adequacy of, and make recommendations with respect to, our corporate governance practices and reporting.

We intend to post the charters of the audit, compensation and nominating and corporate governance committees and any amendments from time to time on our website.

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, our compensation committee consisted of Messrs. Crowell, Ramsey and Schlein. None of them has at any time in the last fiscal year been one of our officers or employees, and none has had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of our board of directors, or as a member of our compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal 2007.

Director Compensation

The following table provides information for our fiscal year ended April 30, 2007 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of fiscal 2007. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors. All compensation that we paid to Mr. Shaw, our only employee director, is set forth in the tables summarizing executive officer compensation below. No compensation was paid to Mr. Shaw in his capacity as a director.

Option
Name	Awards(1)

Sandra Bergeron(2)	$78,669
E. Stanton McKee, Jr.(3)	22,600
Scott A. Ryles(4)	746

(1)	In accordance with SEC rules, the amounts in this column represent the amounts that we would have recognized as compensation expense for financial statement reporting purposes for any part of fiscal 2007 in accordance with SFAS 123R in connection with all of the options previously issued to the named director had we applied the modified prospective transition method without reflecting the estimate for forfeitures related to service-based vesting used for financial statement reporting purposes, rather than the prospective transition method actually utilized by us for financial statement reporting purposes. The aggregate grant date fair values, computed in accordance with SFAS 123R, of the option granted to Ms. Bergeron in fiscal 2007 was $363,717. No stock options were granted to the other non-employee directors in fiscal 2007. See note 9 of the notes to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values. As of April 30, 2007, each of the following non-employee directors holds an outstanding option to purchase 97,773 shares: Ms. Bergeron and Messrs. Crowell, McKee, Ramsey, Ryles and von Simson. Each of these options: (i) is immediately exercisable; (ii) vests as to 1/48th of the shares of common stock underlying it monthly beginning one month after the vesting start date, except that Ms. Bergeron’s option vests as to 1/4th of the shares one year after the vesting start date and as to an additional 1/48th of the shares each month thereafter; and (iii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction. See “Principal and Selling Stockholders” for beneficial ownership information for each of our directors.

(2)	In June 2006, we granted Ms. Bergeron an option to purchase 97,773 shares of our common stock at an exercise price of $6.08 per share.

(3)	In February 2005, we granted Mr. McKee an option to purchase 97,773 shares of our common stock at an exercise price of $0.80 per share.

(4)	In January 2004, we granted Mr. Ryles an option to purchase 97,773 shares of our common stock at an exercise price of $0.24 per share.

Following the completion of this offering, we intend to compensate our non-employee directors with a combination of cash and equity as described below.

Cash Compensation

The chairs of the audit committee, the compensation committee and the nominating and corporate governance committee will receive annual retainers of $15,000, $10,000 and $5,000, respectively. Each member of the audit committee, the compensation committee and the nominating and corporate governance committee will receive annual retainers of $8,000, $5,000 and $2,500, respectively. We do not pay fees to directors for attendance at meetings of our board of directors and its committees.

Equity Compensation

Each non-employee director who becomes a member of our board of directors after this offering will be granted an initial option to purchase 11,250 shares of our common stock upon election to our board of directors provided that each of the non-employee directors at the time of this offering will receive this initial option grant on the day that the registration statement for this offering becomes effective with an exercise price equal to the per share price to the public in this offering. On the date of each annual stockholder meeting subsequent to this offering, each non-employee director who continues to serve on our board of directors immediately following such meeting will automatically be granted an option to purchase 10,375 shares of our common stock, subject to pro-ration on a monthly basis in the event the non-employee director has not served an entire year on our board of directors since his or her last stock option grant. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant, will have a ten-year term and will terminate 90 days following the date the director ceases to serve on our board of directors for any reason other than death or disability, or 12 months following that date if the termination is due to death or disability. Each initial grant will vest and becomes exercisable as to 1/36th of the shares each month after the grant date over three years. Each annual grant will vest and become exercisable as to 1/12th of the shares each month after the grant date over one year.

Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow.

Compensation Philosophy and Objectives

Our compensation program for executive officers is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. It is also designed to link rewards to measurable corporate and individual performance. We believe that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals, and which aligns executives’ interests with those of the stockholders by rewarding performance of established goals, with the ultimate objective of improving stockholder value. We evaluate compensation to ensure that we maintain our ability to attract and retain talented employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, we believe executive compensation packages provided by us to our executive officers should include both cash and stock-based compensation that reward performance as measured against established goals.

We work within the framework of our pay-for-performance philosophy to determine each component of an executive’s compensation package based on numerous factors, including:

•	the individual’s particular background and circumstances, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

•	the demand for individuals with the individual’s specific expertise and experience at the time of hire;

•	performance goals and other expectations for the position; and

•	comparison to other executives within our company having similar levels of expertise and experience.

Role of Executive Officers in Compensation Decisions

Mr. Shaw’s compensation is determined by our board of directors after input from and consultation with our compensation committee, which reviews Mr. Shaw’s performance. The compensation for all other executive officers is determined by our compensation committee after input from and consultation with Mr. Shaw. Mr. Shaw typically provides annual recommendations to the compensation committee and discusses with the compensation committee the compensation and performance of all executive officers, other than himself, during the first fiscal quarter. Consistent with our compensation philosophy, each employee’s evaluation begins with a written self-assessment, which is submitted to the employee’s supervisor. The supervisor then prepares a written evaluation based on the employee’s self-assessment, the supervisor’s own evaluation of the employee’s performance and input from others within the company. Mr. Shaw bases his recommendations in part upon annual performance reviews of our executive officers, including a review of self-evaluations prepared by such executive officers and supervisor reviews when the executive officers report to someone other than Mr. Shaw. Our compensation committee may exercise its discretion in modifying any recommended compensation adjustments or awards to executives. In addition, compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members but also Mr. Grierson, Ms. Phi and Gail Boddy, the head of our human resources department.

Components of Executive Compensation

Our executive officers’ compensation currently has three primary components – base compensation or salary, initial stock option awards granted pursuant to our 2002 Stock Plan, which is described below under “—Employee Benefit Plans,” and cash bonuses and stock option awards under a performance-based bonus plan. We fix executive officer base compensation at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base compensation that is payable by companies that we believe to be our competitors and by other private and public companies with which we believe we generally compete for executives. To this end, we review a number of executive compensation surveys of high technology companies located in the San Francisco Bay Area annually when we review executive compensation. We utilize salary as the base amount necessary to match our competitors for executive talent. We designed our executive bonus plan to focus our management on achieving key corporate financial objectives, to motivate desired individual behaviors and to reward substantial achievement of these company financial objectives and individual goals. We utilize cash bonuses under our bonus plan to reward performance achievements with a time horizon of one year or less, and similarly, we utilize equity grants under our bonus plan to provide additional long-term rewards for short term performance achievements to encourage similar performance over a longer term. We utilize initial and refresh stock options to reward long-term performance, with strong corporate performance and extended officer tenure producing potentially significant value for the officer.

We view these components of compensation as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance. We believe that, as is common in the technology sector, stock option awards are the primary compensation-related motivator in attracting and retaining employees and that salary and bonus levels are secondary considerations to most employees, including our executive officers.

Our compensation committee’s current intent is to perform at least annually a strategic review of our executive officers’ compensation levels to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. These companies may or may not be public companies or even in all cases technology companies.

In March 2007, our compensation committee retained Compensia, a compensation consulting company, to help evaluate our compensation philosophy and provide guidance in administering our compensation program in the future. Following the completion of our initial public offering, our compensation committee anticipates adopting more formal and structured compensation policies and programs. On an annual basis, our compensation committee plans to have our compensation consultant provide market data on a peer group of companies in the technology sector and we intend to benchmark this information and other information obtained by the members of our compensation committee against the compensation we offer to ensure that our compensation program is competitive. Our compensation committee plans to have our compensation consultant provide market data for consideration in establishing annual salary increases and additional stock grants.

We account for equity compensation paid to our employees under the rules of SFAS 123R, which requires us to estimate and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. Unless and until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense will not be material to our financial position. We structure cash bonus compensation so that it is taxable to our executives at the time it is paid to them. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option, gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to the employee.

Base Compensation

Our compensation committee generally consults executive compensation surveys that provide industry data to better inform its determination of the key elements of our compensation program in order to develop a compensation program that it believes will enable us to compete effectively for new employees and retain existing employees. In fiscal 2007, our compensation committee utilized data from a Radford Benchmark Survey obtained by our human resources department in order to determine competitive salary levels. The industry data consisted of salaries and other compensation paid by companies in our peer group to executives in positions comparable to those held by our executive officers. This peer group consists of software companies nationally with revenues of up to $200 million. A random sample of the companies represented in the calendar year 2007 Radford Benchmark Survey of software companies with revenues up to $200 million includes Agile Software, Dicarta, E2Open, Entrust, Matrix One, Micromuse, Mitchell International, Navimedix, Open TV, PDF Solutions, Peregrine Systems and Zantaz. We believe that this peer group is representative of companies in our size range and industry that are a fair representation of the employment market in which we compete. While we compete for executive talent to some degree with companies that have revenues significantly in excess of $200 million, we believe that the companies represented in the survey similarly compete with such larger companies and hence are an appropriate comparison for our employment market. Our compensation committee realizes that using a benchmark may not always be appropriate, but believes that it is the best alternative at this point in the life cycle of our company. In addition to benchmarking studies, our compensation committee has historically taken into account input from other sources, including input from the members of the compensation committee (as well as any input that may be offered by other independent members of our board of directors) and publicly available data relating to the compensation practices and policies of other companies within and outside of our industry.

Our compensation committee typically sets executive officers’ salaries at a level that was at or near the median of salaries of executives with similar roles at comparable pre-public and small public companies. Our compensation committee believes that the median for base salaries is the minimum cash compensation level that would allow us to attract and retain talented officers. In instances where an executive officer is uniquely key to our success, such as Messrs. Shaw and Njemanze, our compensation committee may provide compensation in excess of the median. In the case of Mr. Shaw, the compensation committee determined to provide compensation in excess of the median competitive salary in recognition of his lengthy career in the enterprise software industry, which affords him an extraordinary network of contacts and relationships and sophisticated managerial expertise from which we benefit in developing our business and upon which our growth and development have historically depended to a significant degree. In the case of Mr. Njemanze, the compensation committee determined to provide compensation in excess of the median competitive salary in recognition of the fact that, as one of our founders and our principal technical contributor since we were founded, he has a unique understanding of the technical underpinnings of our products and technologies as well as the market in which we operate. In each case, their salaries were set approximately 15% above the median competitive salary. Our compensation committee’s choice of the foregoing salary target to apply to the data in the compensation surveys reflected consideration of our stockholders’ interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash as much as practicable. We believe that, given the industry in which we operate and the corporate culture that we have created, base compensation at this level is generally sufficient to retain our existing executive officers and to hire new executive officers when and as required.

We annually review our base salaries, and may adjust them from time to time based on market trends, including review of benchmark information, as well as the recognition that compensation levels are typically reviewed annually and survey information may not fully reflect changes in salary levels over time or particular acute geographic or market circumstances. We also review the applicable executive officer’s responsibilities, performance and experience. We do not provide formulaic base salary increases to our executive officers. If necessary, we also realign base salaries with market levels for the same positions in companies of similar size to us represented in the compensation data we review, if we identify significant market changes in our data analysis. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities. For example, in September 2007, the compensation committee determined to increase the base salary for two of our executive officers, in case of one who is not a named executive officer, to adjust the salary to the median competitive level, and in the case of Mr. Njemanze to reflect his key contributions to us and the development of our products and technologies.

Equity Compensation

In February 2006, in response to Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Services thereunder, our board of directors hired FSCG to determine the fair market value of our common stock as of February 1, 2006 and has sought periodic valuation updates as of November 1, 2006, March 15, 2007, June 1, 2007 and October 1, 2007. All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date in accordance with the valuation determined by FSCG. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. It is possible that we will establish programs or policies of this sort in the future, but we do not expect to do so prior to this offering. Authority to make equity grants to executive officers rests with our compensation committee, although, as noted above, our compensation committee does consider the recommendations of Mr. Shaw in connection with grants to other executive officers. Prior to the original engagement of an independent valuation firm, our board of directors determined the value of our common stock based on consideration of a number of relevant factors including the status of our business in light of market conditions, our earnings history and forecasted earnings, the absence of a market for sales of our capital stock and the absence of a significant number of reasonably comparable publicly-traded corporations in the same industry as we are, the preferences of our preferred stock, the risks inherent in the development and expansion of our product and services offerings, and other risks normally associated with operating a similarly situated business.

Due to the early stage of our business, we believe that equity awards will incentivize our executive officers to achieve long-term performance because they provide greater opportunities for our executive officers to benefit from any future successes in our business. Consistent with this view, our compensation committee chose to make equity grants based on input from members of the compensation committee (as well as any input that may be offered by other independent members of our board of directors) drawing on their experience as directors and executives at other companies within and outside of our industry, as well as recommendations from Mr. Shaw. Each executive officer is initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one year anniversary of the option grant. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time. In addition, one of the initial stock option grants made to Mr. Reilly in connection with his hiring vests as to approximately one quarter of the shares upon the achievement of specified milestones relating to business planning and operations, sales, services and support execution, and company positioning, market and product strategy, during his first year of employment at the company, and, if such milestones are achieved, the remaining shares vest monthly over the subsequent three years. In the absence of milestone achievement, such stock option will terminate. Prior to hiring Mr. Reilly, we had not had an individual serving in the separate role of chief operating officer. The compensation committee and our board of directors determined to include performance criteria, in addition to the typical time-based vesting, for the option covering approximately 1/4th of the total number of shares granted to Mr. Reilly in order to ensure that we did not incur the dilution associated with this grant unless we realized the benefits anticipated when hiring an individual at this level. Authority to make equity-based awards to executive officers rests with our compensation committee, which considers the recommendations of Mr. Shaw.

The value of the shares subject to the fiscal 2007 option grants to named executive officers are reflected in the “Fiscal 2007 Summary Compensation Table” table below and further information about these grants is reflected in the “Fiscal 2007 Grants of Plan-Based Awards” table below.

In November 2007, our board of directors adopted a new equity plan, which is described under “—Employee Benefit Plans” below. The 2007 Equity Incentive Plan will replace our existing 2002 Stock Plan immediately following this offering and, as described below, will afford our compensation committee much greater flexibility in making a wide variety of equity awards. Participation in the 2007 Employee Stock Purchase Plan that our board of directors adopted in November 2007 will also be available to all executive officers following this offering on the same basis as our other employees. However, any executive officers who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2007 Employee Stock Purchase Plan, will be ineligible to participate in our 2007 Employee Stock Purchase Plan.

Other than the equity plans described in this section, we do not have any equity security ownership guidelines or requirements for our executive officers and we do not have any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Other than Messrs. Shaw and Njemanze, our equity compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company.

Cash Bonuses Under Our Bonus and Profit Sharing Plans

We pay bonuses annually, generally during the first quarter of our fiscal year. We determined not to pay bonuses quarterly or semi-annually because our compensation committee believed an annual orientation was appropriate given the fluctuations in our operating results from quarter to quarter. We base bonuses for executive officers other than Mr. Shaw on two components – revenues and individual contributions relative to individual performance objectives as determined by the executive officer’s supervisor. The individual performance objectives are determined by each executive officer’s supervisor and might include such objectives as budgeting and cost controls, hiring and personnel development, strategic thinking and management. We will pay no bonus unless the revenue component is achieved, regardless of an individual executive officer’s contributions. If the revenue component is achieved, executive officers are eligible to receive bonuses at the target level. However, the actual portion of the eligible bonus that is ultimately awarded is determined by our chief executive officer, following evaluation of the executive officer’s contributions by the executive officer’s supervisor where such supervisor is not the chief executive officer. The compensation committee chose revenues as its sole financial metric for bonuses because it believed that, as a “growth company,” we should reward revenue growth. While in prior years the compensation committee also included operating margin as a component of the performance targets, the compensation committee determined that it was appropriate to focus on revenues given the additional levels of investment in our sales and marketing and research and development efforts. Thus, the compensation committee considered the chosen metric to be the best indicator of financial success and stockholder value creation. The individual performance objectives are determined by the executive officer to whom the potential bonus recipient reports. We base bonuses for Mr. Shaw on revenues. Our compensation committee believes that Mr. Shaw’s responsibility is the overall performance of ArcSight as a company, with emphasis on achievement of targeted revenues, and consequently did not establish separate individual performance objectives for Mr. Shaw. Payments of cash bonuses are contingent upon continued employment through the actual date of payment.

Our bonus and profit sharing plan for fiscal 2007 was adopted by our compensation committee in March 2007 to reward all employees of the company, including executive officers. The plan was designed to focus on revenue growth and had a targeted revenue goal of approximately $60.5 million, excluding revenues related to transactions consummated in prior fiscal years, for which revenue recognition was delayed as a result of undelivered elements for which we did not have VSOE. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenues, Cost of Revenues and Operating Expenses.” Under this plan, executive officers other than Mr. Mosher would have received:

•	no payment unless we achieved 90% of the targeted minimum revenues goal;

•	a payment of 26.25% of base salary if we achieved at least 90% but less than 100% of the targeted revenues goal;

•	a payment of 35% of base salary if we achieved 100% but less than 101% of the targeted revenues goal;

•	a payment of 36.75% of base salary if we achieved at least 101% but less than 105% of the targeted revenues goal;

•	a payment of 38.75% of base salary if we achieved at least 105% but less than 110% of the targeted revenues goal;

•	a payment of 42% of base salary if we achieved at least 110% but less than 120% of the targeted revenues goal; and

•	a payment of 43.75% of base salary if we achieved 120% or more of the targeted revenues goal.

In addition, the bonus and profit sharing plan for fiscal 2007 provided that if we achieved at least 100% of the targeted revenues goal, our executive officers other than Mr. Mosher were eligible to participate in an additional cash bonus pool equal to 17% of our operating margin for fiscal 2007 to be paid on a pro rata basis based on their portion of total bonuses paid to officers, with a cap at 100% of base salary for all payments under both the payments described above and payments under the additional cash bonus pool. As a result of revenue performance in fiscal 2007, our compensation committee determined that executive officers other than Mr. Mosher were eligible for bonuses under the bonus and profit sharing plan for fiscal 2007 based on achievement up to the level of at least 105% but less than 110%, and no additional amounts were paid under the additional cash bonus pool, as the bonus and profit sharing bonuses represented the maximum amount payable.

In light of Mr. Mosher’s position as Senior Vice President of Worldwide Field Operations, which primarily involves responsibility for our sales and pre-sales efforts, we feel it is more appropriate to tie the additional cash incentives to his revenue-generating efforts and management of the operating expenses and contribution margin for our sales department, rather than tying his additional cash incentives solely to the company-level financial objectives. For this reason, we pay him a quarterly sales commission pursuant to his Sales Commission Plan – FY 2007, rather than the bonus discussed above for other executive officers. Under the plan, Mr. Mosher was entitled to quarterly commission payments based on achievement of quarterly revenues targets, with the potential commission rates structured to incentivize achievement and overachievement of the targets. The quarterly commission rates payable to Mr. Mosher for each portion of achievement or overachievement of his fiscal 2007 quarterly revenue targets in each fiscal quarter were:

	First	Second	Third	Fourth
Revenue Target Achievement Level	Quarter	Quarter	Quarter	Quarter

Portion of revenues that is up to 100%	0.21%	0.20%	0.17%	0.16%
Portion of revenues that is more than 100% and up to 105%	2.06%	2.00%	1.72%	1.56%
Portion of revenues that is more than 105% and up to 110%	3.12%	3.00%	2.59%	2.34%
Portion of revenues that is more than 110%	4.00%	4.00%	4.00%	4.00%

In addition, under the plan, Mr. Mosher receives an additional commission in the event that he achieves or exceeds his revenues target and either (i) actual operating expenses for the sales department are less than or equal to the sales operating expense target, or (ii) actual contribution margins for the sales department are equal to or greater than the sales contribution margin target. Actual sales contribution margins are determined by subtracting actual sales operating expenses from actual revenues for the quarter. The quarterly commission amounts payable to Mr. Mosher upon achievement of his fiscal 2007 quarterly operating expense or contribution margin targets vary by level of achievement relative to his quarterly revenues target. The potential amounts payable to Mr. Mosher in any fiscal quarter at each revenues target achievement level were:

Revenue Target Achievement Level	Quarterly Amount

Up to 100%	$7,500
More than 100% and up to 105%	11,250
More than 105% and up to 110%	16,875
More than 110%	22,500

As a result of revenue performance in fiscal 2007, Mr. Mosher was eligible for commissions under his plan based on achievement up to the level of 100% of revenues target for each quarter of fiscal 2007 and for the second, third and fourth quarter for revenues in excess of 100% of target up to 105% of revenues target, and no additional amounts were paid for performance related to the sales operating expenses target and the sales contribution margins target. The sales commission “bonus” for Mr. Mosher is included in the “Fiscal 2007 Summary Compensation Table” under the “Salary” column, rather than under the “Non-Equity Incentive Plan Compensation” column or in the “Fiscal 2007 Grants of Plan-Based Awards” table, where we disclose cash bonuses for our other named executive officers.

The “threshold,” “target” and “maximum” bonus amounts that could be earned by each named executive officer in fiscal 2007 are reflected in the “Fiscal 2007 Grants of Plan-Based Awards” table below.

In December 2007, our compensation committee adopted our bonus and profit sharing plan for fiscal 2008 to reward all employees of the company, including executive officers. In addition to the focus on revenue growth in this plan, as was the case in our bonus and profit sharing plan for fiscal 2007, the plan for fiscal 2008 is also designed to focus on profitability. Under this plan, executive officers other than Mr. Mosher will receive no payment unless we achieve at least 100% of the targeted revenues and net income goals. If we achieve these goals, then Messrs. Shaw, Reilly, Njemanze and Grierson will receive:

•	a payment of 45% of base salary if we achieve 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

•	a payment of 55% of base salary if we achieve more than 100% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

•	a payment of 65% of base salary if we achieve at least 105% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

•	a payment of 75% of base salary if we achieve at least 110% but less than 115% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

•	a payment of 85% of base salary if we achieve at least 115% but less than 120% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and

•	a payment of 100% of base salary if we achieve 120% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target, and our remaining executive officers other than Mr. Mosher will receive:

•	a payment of 35% of base salary if we achieve 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

•	a payment of 40% of base salary if we achieve more than 100% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

•	a payment of 50% of base salary if we achieve at least 105% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

•	a payment of 65% of base salary if we achieve at least 110% but less than 115% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

•	a payment of 80% of base salary if we achieve at least 115% but less than 120% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and

•	a payment of 100% of base salary if we achieve 120% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target.

Unlike our bonus and profit sharing plan for fiscal 2007, we have determined that bonuses for executive officers under our bonus and profit sharing plan for fiscal 2008 should also be based on the achievement of targeted net income goals. We will pay no bonus under this plan unless both the revenue and net income targets are achieved, regardless of an individual executive officer’s contributions. The compensation committee chose revenues and net income because it believed that we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Likewise, it believed a “profitable company” with little or no growth was not acceptable. Thus, the compensation committee considered the chosen metrics to be the best indicators of financial success and stockholder value creation. Other than as described in this paragraph, the plan will be administered, and cash bonus awards under the plan determined, in the same manner described above for our bonus and profit sharing plan for fiscal 2007.

Our annual cash bonuses, as opposed to our equity grants, are designed to more immediately reward our executive officers for their performance during the most recent fiscal year. We believe that the immediacy of these cash bonuses, in contrast to our equity grants which vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives, and thus our company-level objectives. Thus, we believe our cash bonuses are an important motivating factor for our executive officers, in addition to being a significant factor in attracting and retaining our executive officers.

We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

Equity Bonuses Under Our Bonus and Profit Sharing Plans

Our compensation committee believes that granting additional stock options on an annual basis to existing executive officers provides an important incentive to retain executives and rewards them for short-term company performance while also creating long-term incentives to sustain that performance. Under our bonus and profit sharing plan for fiscal 2007, the compensation committee approved a pool of 301,405 shares of common stock to be granted during the first quarter of fiscal 2008 to our officers, including our executive officers, on the achievement of the targeted revenues goal, and, for the officers other than Mr. Shaw, individual performance objectives, for the reasons described above for cash bonuses. The annual grant to Mr. Shaw is determined by our compensation committee after input from and consultation with the other independent members of our board of directors. The annual grants to all other executive officers are determined by our compensation committee after input from and consultation with Mr. Shaw. Our compensation committee may exercise its discretion in modifying any recommended adjustments or awards to executives. In accordance with the process described above, for grants under our bonus and profit sharing plan for fiscal 2007, our compensation committee determined the amount of Mr. Shaw’s grant based on the level of our achievement of the targeted revenue goal and its evaluation of Mr. Shaw’s contribution toward that achievement relative to the contribution of the remainder of our officers, based on their performance under the individual performance objectives and their respective relative contributions to our success as determined in connection with the evaluations described above for determination of cash bonuses under our bonus and profit sharing plan for fiscal 2007. Following that determination, Mr. Shaw made recommendations to our compensation committee regarding, and our compensation committee ultimately determined, the awards made to our other executive officers. See footnote (2) to the “Fiscal 2007 Grants of Plan-Based Awards” table below for the specific amounts of these grants for our named executive officers. Equity grants made pursuant to the bonus plan vest over four fiscal years and no shares vest before the first day of the succeeding fiscal year (the fiscal year following the fiscal year in which the options were actually granted). In addition to the annual awards pursuant to our bonus and profit sharing plan, grants of stock options may be made to executive officers following a significant change in job responsibility or in recognition of a significant achievement. The “shares underlying,” “exercise price” and “grant date fair value” of option awards made to each named executive officer in fiscal 2007 are reflected in the “Fiscal 2007 Grants of Plan-Based Awards” table below.

The compensation committee has the discretion to award cash bonuses or equity-based grants outside of our bonus and profit sharing plan. However, the compensation committee did not exercise its discretion in this regard in fiscal 2007. However, in October 2007, the compensation committee determined to make equity-based grants outside of our bonus and profit sharing plan to two of our executive officers, who are not named executive officers, to adjust their equity compensation to the median competitive level. The amounts of such grants were not material.

In November 2007, our compensation committee approved a pool of 237,500 shares of common stock to be granted under our bonus and profit sharing plan for fiscal 2008 during the first quarter of fiscal 2009 to our officers, including our executive officers, on the achievement of the targeted revenues and net income goals, and, for the officers other than Mr. Shaw, individual performance objectives. Other than with respect to the additional requirement to achieve the targeted net income goal, the plan will be administered, and equity awards under the plan determined, in the same manner described above for our cash bonuses under our bonus and profit sharing plan for fiscal 2007.

Severance and Change of Control Payments

When we retained Mr. Shaw in August 2001, we entered into an employment agreement, which was amended initially in August 2004 as the initial term expired and then amended again effective in August 2007 as the term expired for the amended employment agreement. Under our employment agreement and option grant agreements with Mr. Shaw and under the offer letters and option grant agreements with some of our executive officers, we are required to make specified severance payments and accelerate the vesting of equity awards in the event of a termination in connection with a change in control. For quantification of and additional information regarding these severance and change of control arrangements, please see the discussion under “—Employment, Severance and Change of Control Arrangements” below. Our employment agreement and option grant agreements with Mr. Shaw also provide severance and acceleration of vesting if we terminate his employment without cause or if he terminates his employment for good reason. Our board of directors determined to provide these severance and change of control arrangements in order to mitigate some of the risk that exists for executives working in a small, dynamic startup company, an environment where there is a meaningful likelihood that we may be acquired. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer.

Perquisites and Other Personal Benefits

Under the terms of our then-current employment agreement with Mr. Shaw, in fiscal 2007 we were obligated to pay or reimburse him for the following perquisites and other personal benefits:

•	an apartment near our corporate headquarters, together with related utilities;

•	commercial airfare for travel between Mr. Shaw’s residences outside of the San Francisco Bay Area and our corporate headquarters, and an automobile for use when he is in the San Francisco Bay Area, together with related expenses;

•	life insurance premiums for an insurance policy in the amount of $2.0 million payable to the beneficiary designated by Mr. Shaw;

•	membership dues for a country club and a yacht club; and

•	cash in an amount equal to the federal and state income and payroll taxes on the foregoing items.

When we initially retained Mr. Shaw as our chairman, president and chief executive officer in August 2001, we agreed to provide the life insurance and club membership dues described above and to reimburse him for the federal and state income and payroll taxes for such benefits, believing that his retention was critical to our future success and that, as with the level of his base salary, those perquisites were necessary to retain him and provide adequate incentive for his efforts. We also agreed to provide him with four weeks of annual vacation. In 2004, Mr. Shaw relocated his primary residences from the San Francisco Bay Area to Montana and Cabo San Lucas, Mexico for personal reasons as the end of the term of our employment agreement with him approached. Following Mr. Shaw’s relocation, we believed that it was still in our best interests to retain his services and agreed to amend his employment agreement to extend its term, provide the apartment and transportation necessary to enable him to serve with us while having his primary residences outside of the San Francisco Bay Area and to cover the federal and state income and payroll taxes for such additional benefits.

In September 2007, we entered into our current employment agreement with Mr. Shaw, effective as of August 2007, under which he will receive a minimum salary of $414,500, and we are obligated to pay or reimburse him for the following perquisites and other personal benefits:

•	an apartment near our corporate headquarters, together with related utilities;

•	commercial airfare for travel between Mr. Shaw’s residences outside of the San Francisco Bay Area and our corporate headquarters, and an automobile for use when he is in the San Francisco Bay Area, provided that the aggregate reimbursement for these items and the apartment and utilities discussed above will not exceed $125,000 in the aggregate in any fiscal year;

•	life insurance premiums for an insurance policy in the amount of $2.0 million payable to the beneficiary designated by Mr. Shaw; and

•	cash in an amount equal to the federal and state income and payroll taxes on the foregoing items.

In addition, our employment agreement with Mr. Shaw provides for the severance and change of control benefits described under “—Employment, Severance and Change of Control Arrangements” below. Our prior employment agreement with Mr. Shaw expired in August 2007. Our compensation committee and our board of directors approved the new employment agreement with Mr. Shaw, which expires in August 2009, because they believed that it was in our best interests to retain his services, and agreed to amend his employment agreement to extend its term, subject to amending our compensation arrangement with him to provide the salary, perquisites and benefits described above. In connection with the annual review of executive officer compensation in May 2007, our compensation committee determined not to increase Mr. Shaw’s base salary as it was already at a level relative to the median competitive salary that appropriately reflected his unique contributions to our success. However, in August 2007 in connection with renegotiation of Mr. Shaw’s employment agreement, the compensation committee determined that it was appropriate to eliminate some of the perquisites previously provided to Mr. Shaw under his then-current employment agreement and in connection therewith to increase his base salary to partially offset the economic effect of eliminating those perquisites.

     Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. We do not match employee contributions under our 401(k) plan. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies. There were no special benefits or perquisites provided to any executive officer in fiscal 2007 other than Mr. Shaw as described above.

    Executive Compensation Tables

The following table presents compensation information for fiscal 2007 paid to or accrued for our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers whose total compensation was more than $100,000. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

Fiscal 2007 Summary Compensation Table

				Non-Equity
			Option	Incentive Plan	All Other
Name and Principal Position	Salary(1)		Awards(2)	Compensation(3)	Compensation		Total

Robert W. Shaw
Chief Executive Officer	$400,000		$197,987	$154,000	$220,743	(4)	$972,730
Thomas Reilly(5)
President and Chief Operating Officer	129,615		512,812	48,125	—		690,552
Hugh S. Njemanze
Chief Technology Officer and Executive Vice President of Research and Development	270,833	(6)	50,966	105,875	—		427,674
Kevin P. Mosher
Senior Vice President of Worldwide Field Operations	398,946	(7)	28,815	—	—		427,761
Stewart Grierson
Chief Financial Officer	230,000		25,646	75,268	—		330,914

(1)	The amounts in this column include payments by us in respect of accrued vacation, holidays and sick days, as well as any salary contributed by the named executive officer to our 401(k) plan.

(2)	In accordance with SEC rules, the amounts in this column represent the amounts that we would have recognized as compensation expense for financial statement reporting purposes for any part of fiscal 2007 in accordance with SFAS 123R in connection with all of the options previously issued to the named executive officer had we applied the modified prospective transition method without reflecting the estimate for forfeitures related to service-based vesting used for financial statement reporting purposes, rather than the prospective transition method actually utilized by us for financial statement reporting purposes.

(footnotes continue on following page)

(3)	The amounts in this column reflect amounts paid pursuant to our Fiscal Year 2007 Management and Employee Bonus Plan. For a description of this plan, see “—Compensation Discussion and Analysis.”

(4)	Includes $101,203 in tax reimbursements (related to the following items), $47,579 in apartment expenses and utilities and $40,450 in commuting airfare and taxis, and also includes life insurance premiums, automobile expenses and yacht and country club memberships.

(5)	Mr. Reilly began service with us in November 2006. Mr. Reilly’s annual salary is $300,000.

(6)	In September 2007, Mr. Njemanze’s annual salary was increased to $300,000, effective October 2007.

(7)	Includes $148,946 of sales commission bonus paid pursuant to Mr. Mosher’s Sales Commission Plan – FY 2007. Excludes $28,827 of sales commission bonus paid to Mr. Mosher during fiscal 2007, but earned in fiscal 2006, pursuant to his then applicable commission plan. For a description of this plan, see “—Compensation Discussion and Analysis.”

For a description of the material terms of offer letters for the named executive officers, see “—Employment, Severance and Change of Control Arrangements,” below.

Fiscal 2007 Grants of Plan-Based Awards

The table below summarizes grants made to each of our named executive officers in fiscal 2007:

						Estimated
						Possible				Grant Date
						Payouts	Number of		Exercise	Fair Value of
		Estimated Possible Payouts Under				Under Equity	Securities		Price of	Stock and
	Grant	Non-Equity Incentive Plan Awards(1)				Incentive Plan	Underlying		Option	Option
Name	Date	Threshold	Target	Maximum		Awards(2)	Options(3)		Awards(4)	Awards(5)

Robert W. Shaw	6/5/2006	—	—	—		—	31,147	(6)	$6.08	$115,868
	6/5/2006	—	—	—		—	15,728	(6)	6.08	58,507
	—	$105,000	$140,000	$400,000		—	—		—	—
Thomas Reilly	1/24/2007	—	—	—		—	856,748	(7)	6.80	3,564,072
	1/24/2007	—	—	—		—	290,484	(7)	6.80	1,208,416
	1/24/2007	—	—	—		—	14,705	(7)	6.80	61,176
	—	32,813	43,750	125,000		—	—		—	—
Hugh S. Njemanze	6/5/2006	—	—	—		—	14,252	(6)	6.08	53,015
	6/5/2006	—	—	—		—	9,498	(6)	6.08	35,335
	—	86,625	96,250	275,000		—	—		—	—
Kevin P. Mosher	6/5/2006	—	—	—		—	21,012	(6)	6.08	78,163
	6/5/2006	—	—	—		—	2,738	(6)	6.08	10,187
	—	—	150,000	—	(8)	—	—		—	—
Stewart Grierson	6/5/2006	—	—	—		—	23,506	(6)	6.08	87,442
	6/5/2006	—	—	—		—	244	(6)	6.08	908
	—	60,375	80,500	230,000		—	—		—	—

(1)	The amounts in this column reflect amounts payable or options grantable pursuant to our Fiscal Year 2007 Management and Employee Bonus Plan, except for amounts payable to Mr. Mosher pursuant to his Sales Commission Plan – FY 2007, which are recorded as “Salary” in the “Fiscal 2007 Summary Compensation Table.” For a description of these plans, see “—Compensation Discussion and Analysis.”

(2)	As described in “—Compensation Discussion and Analysis,” all of our executive officers were eligible to receive options to purchase shares of our common stock pursuant to our Fiscal Year 2007 Management and Employee Bonus Plan. These options were allocated out of a pool of 301,405 shares of our common stock. There were no threshold, target or maximum amounts for these option grants, as the allocation of shares to the eligible executives was determined by our compensation committee, with input from Mr. Shaw, except that Mr. Shaw had no input into his option grant. In August 2007, we granted the following options to purchase shares of our common stock at an exercise price of $10.00 per share pursuant to the allocation determined by our compensation committee and Mr. Shaw: Mr. Shaw, 45,000 shares; Mr. Njemanze, 31,250 shares;

(footnotes continue on following page)

Mr. Mosher, 25,000 shares; and Mr. Grierson, 31,250 shares. For additional information on these grants, see the footnotes to the “Outstanding Option Awards at Fiscal 2007 Year-End” table.

(3)	Each stock option was granted pursuant to our 2002 Stock Plan.

(4)	Represents the fair market value of a share of our common stock on the option’s grant date, as determined by our board of directors.

(5)	The amounts in this column represent the grant date fair value, computed in accordance with SFAS 123R, of each option granted to the named executive officer in fiscal 2007, less in the case of modified or replacement options the fair value of the option modified or replaced. Our compensation cost for these option grants is similarly based on the grant date fair value but is recognized over the period, typically four years, during which the named executive officer must provide services in order to earn the award. Please see note 9 of the notes to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values of the options we granted in fiscal 2007.

(6)	The option vests as to 1/4th of the shares of common stock underlying it on May 1, 2007 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2010.

(7)	Each of the option to purchase 856,748 shares and the option to purchase 14,705 shares vests as to 1/4th of the shares of common stock underlying it on November 27, 2007 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on November 27, 2010. The option to purchase 290,484 shares vests as to approximately one quarter of the shares upon the achievement of specified milestones relating to business planning and operations, sales, services and support execution, and company positioning, market and product strategy, during his first year of employment, and if these milestones are achieved the option vests as to 1/48th of the underlying shares monthly over the subsequent three years. In the absence of milestone achievement, this stock option will terminate.

(8)	Mr. Mosher is eligible to receive a commission rate of 4.00% of quarterly revenues, as well as $22,500, in each quarter that we achieve 110% or more of our revenues target for that quarter and achieve sales contribution or sales operating expenses targets, pursuant to his Sales Commission Plan – FY 2007. There is not a maximum amount that Mr. Mosher may receive under this plan. For a description of this plan, see “—Compensation Discussion and Analysis.”

Each of the grants made on June 5, 2006 is exercisable as it vests. Each of the grants made to Mr. Reilly is immediately exercisable in full; however, unvested shares issued upon exercise are subject to a right of repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. Each of these stock options expires ten years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of us, as discussed below in “—Employment, Severance and Change of Control Arrangements.”

Outstanding Option Awards at Fiscal 2007 Year-End

The following table summarizes outstanding equity awards held by each of our named executive officers as of April 30, 2007:

	Number of Securities
	Underlying Unexercised				Option	Options
	Options(1)				Exercise	Expiration
Name	Exercisable		Unexercisable		Price(2)	Date

Robert W. Shaw(3)	200,000	(4)	—		$0.24	1/22/2014
	500,000	(5)	—		0.80	2/3/2015
	50,000	(6)	—		4.00	5/26/2015
	—	(7)	46,875	(7)	6.08	6/5/2016
Thomas Reilly	1,161,937	(8)	—		6.80	1/24/2017
Hugh S. Njemanze(9)	125,000	(10)	—		0.80	2/3/2015
	25,000	(6)	—		4.00	5/26/2015
	—	(7)	23,750	(7)	6.08	6/5/2016
Kevin P. Mosher(11)	87,500	(7)	—		4.00	5/26/2015
	—	(7)	23,750	(7)	6.08	6/5/2016
Stewart Grierson(9)	25,000	(4)	—		0.16	1/29/2013
	25,000	(4)	—		0.16	7/16/2013
	18,750	(4)	—		0.24	1/22/2014
	131,250	(12)	—		0.48	10/6/2014
	87,500	(6)	—		4.00	5/26/2015
	—	(7)	23,750	(7)	6.08	6/5/2016

(1)	Each stock option was granted pursuant to our 2002 Stock Plan. The vesting and exercisability of each stock option is described in the footnotes below. Each of these stock options expires ten years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control, as discussed below in “—Employment, Severance and Change of Control Arrangements.”

(2)	Represents the fair market value of a share of our common stock on the option’s grant date, as determined by our board of directors.

(3)	In August 2007, we granted Mr. Shaw an option to purchase 45,000 shares of our common stock at an exercise price of $10.00 per share pursuant to our Fiscal Year 2007 Management and Employee Bonus Plan. This option vests as to 1/4th of the shares of common stock underlying it on May 1, 2008 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2011. For a description of this plan, see “—Compensation Discussion and Analysis.”

(4)	This stock option is fully vested.

(5)	Includes two options, each to purchase 250,000 shares, granted to Mr. Shaw concurrently, one of which vested as to 1/4th of the shares of common stock underlying it on February 3, 2006 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on February 3, 2009, and the other of which vested as to 1/2 of the shares of common stock underlying it on February 3, 2007 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on February 3, 2009.

(6)	Option vested as to 1/4th of the shares of common stock underlying it on May 1, 2006 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2009.

(7)	Option vested as to 1/4th of the shares of common stock underlying it on May 1, 2007 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2010.

(footnotes continue on following page)

(8)	Includes options to purchase 856,748 shares, 14,705 shares and 290,484 shares granted to Mr. Reilly concurrently in connection with his hiring. Each of the option to purchase 856,748 shares and the option to purchase 14,705 shares vests as to 1/4th of the shares of common stock underlying it on November 27, 2007 and as to 1/48th of the underlying shares monthly thereafter until fully vested on November 27, 2010. The option to purchase 290,484 shares vests as to approximately one quarter of the shares upon the achievement of specified milestones relating to business planning and operations, sales, services and support execution, and company positioning, market and product strategy, during his first year of employment, and if such milestones are achieved the option vests 1/48th of the underlying shares monthly over the subsequent three years. In the absence of milestone achievement, such stock option will terminate.

(9)	In August 2007, we granted Messrs. Njemanze and Grierson each an option to purchase 31,250 shares of our common stock at an exercise price of $10.00 per share pursuant to our Fiscal Year 2007 Management and Employee Bonus Plan. Each option vests as to 1/4th of the shares of common stock underlying it on May 1, 2008 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2011. For a description of this plan, see “—Compensation Discussion and Analysis.”

(10)	Option vested as to 1/4th of the shares of common stock underlying it on February 3, 2006 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on February 3, 2009.

(11)	In August 2007, we granted Mr. Mosher an option to purchase 25,000 shares of our common stock at an exercise price of $10.00 per share pursuant to our Fiscal Year 2007 Management and Employee Bonus Plan. This option vests as to 1/4th of the shares of common stock underlying it on May 1, 2008 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2011. For a description of this plan, see “—Compensation Discussion and Analysis.”

(12)	Option vested as to 1/4th of the shares of common stock underlying it on October 1, 2005 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on October 1, 2008.

Employment, Severance and Change of Control Arrangements

Under our employment agreement and option grant agreements with Mr. Shaw, if we terminate his employment for any reason other than cause, death or disability or if he terminates his employment for good reason, he is entitled to a lump-sum severance payment equal to his then-current annual base salary and accelerated vesting of 33% of his remaining unvested stock options. If we terminate his employment without cause or if he terminates his employment for good reason within 12 months of a change in control, he is entitled to a lump-sum severance payment equal to his then-current annual base salary and accelerated vesting of all remaining unvested stock options. For a description of the base salary and perquisites and other personal benefits provided for under our employment agreement Mr. Shaw, please see the discussion under “—Compensation Discussion and Analysis” and the “Fiscal 2007 Summary Compensation Table” above.

Under our offer letter with Mr. Reilly, if he is subject to an involuntary termination within 12 months of a change in control and that change in control occurs within the first year of his employment with the company, then for 12 months following that termination he is entitled to continued payment of his then-current base salary and accelerated vesting of 50% of his remaining unvested stock options. If he is subject to an involuntary termination within 12 months of a change in control and such change in control occurs after the first year of his employment with us, then for 12 months following that termination he is entitled to continued payment of his then-current annual base salary and accelerated vesting of all remaining unvested stock options.

Under our offer letter with Mr. Mosher, if he is subject to an involuntary termination within 12 months of a change in control, then for 12 months following that termination he is entitled to continued payment of his then-current base salary and COBRA health insurance premiums, and 24 months of additional vesting of his stock options.

Under our offer letter with Mr. Njemanze, if we terminate his employment for any reason, then for six months following such termination he is entitled to continued payment of his then-current base salary.

Under our offer letter with Mr. Grierson, if he is subject to an involuntary termination within six months of a change in control, then for three months following such termination he is entitled to continued payment of his then-current base salary and COBRA health insurance premiums, and will also receive accelerated vesting of 50% of his remaining unvested stock options as of his termination date.

Absent a change of control event, no executive officer other than Mr. Shaw or Mr. Njemanze is entitled upon termination to either equity vesting acceleration or cash severance payments.

For Messrs. Shaw and Reilly, cause is defined as the occurrence of any of the following:

•	willful failure by the executive officer to substantially perform his duties under his employment agreement, after receipt of a written warning from our board of directors;

•	a willful act by the executive officer that is injurious to us;

•	a willful breach by the executive officer of a material provision of his employment agreement or offer letter; or

•	a material violation by the executive officer of a federal or state law or regulation applicable to our business.

For Mr. Shaw, good reason is defined as the occurrence of any of the following (unless the event described in the third, fourth or fifth bullet points occurs prior to a change in control and also generally applies to all other members of our senior management):

•	the assignment to Mr. Shaw of any duties or the reduction of his duties, either of which results in a significant diminution in his position or responsibilities with us in effect immediately prior to such assignment, or the removal of Mr. Shaw from such position and responsibilities;

•	the assignment to Mr. Shaw of (i) any position other than our chief executive officer or (ii) any position that does not report directly to our board of directors;

•	a material reduction, without good business reasons, of the facilities and perquisites available to Mr. Shaw immediately prior to such reduction;

•	a material reduction in Mr. Shaw’s base salary; or

•	a material reduction by us in the kind or level of employee benefits to which Mr. Shaw is entitled immediately prior to that reduction with the result that Mr. Shaw’s overall benefits package is significantly reduced.

For Messrs. Reilly, Grierson and Mosher, involuntary termination is defined as the occurrence of any of the following:

•	we terminate the executive officer without cause; or

•	the executive officer resigns within 30 days after the scope of his or her job responsibilities or authority was materially reduced without his or her written consent.

In addition, the resignation by Messrs. Reilly or Grierson within 30 days after receipt of notice that his principal workplace will be relocated 100 miles or more from its location at the time of notice shall constitute involuntary termination.

For Messrs. Grierson and Mosher, cause is defined as the occurrence of any of the following:

•	the commission of an act of embezzlement, fraud, dishonesty or breach of fiduciary duty to us;

•	deliberate and repeated violation of our rules or the valid instructions of our board of directors or an authorized officer;

•	any unauthorized disclosure by the executive officer of any of our secrets or confidential information;

•	the inducement of any of our clients or customers to break any contract with us; or

•	the engagement in any conduct that could reasonably be expected to result in loss, damage or injury to us.

A change of control will occur, generally, in the event of a merger, sale of our assets or a stock acquisition in which the stockholders of our company will hold less than 50% of the stock of the acquiring company following the transaction.

The following table summarizes the benefits payable to each named executive officer pursuant to the arrangements described above:

	Termination				Involuntary Termination Within One Year of a Change of Control
			Acceleration of				Acceleration of
			Equity				Equity
Name	Salary		Vesting(1)		Salary		Vesting(1)

Robert W. Shaw	$400,000	(2)	$816,096	(3)	$400,000	(2)	$2,448,348	(4)
Thomas Reilly	—		—		300,000	(5)	1,859,099	(6)
Hugh S. Njemanze	137,500	(7)	—		137,500	(7)	—
Kevin P. Mosher	—		—		253,629	(8)	1,168,935	(9)
Stewart Grierson(10)	—		—		61,129	(11)	432,914	(12)

(1)	Calculated based on the termination or change of control taking place as of April 30, 2007, the last day of our most recent fiscal year, and based on assumed initial public offering price of $10.00 per share, based on the midpoint of the range set forth on the cover page of this prospectus.

(2)	Reflects a lump-sum payment equal to his then-current annual base salary. Mr. Shaw’s termination must be by us without cause or by Mr. Shaw for good reason in order for him to receive the continued base salary disclosed in the table. See the narrative description of the terms of Mr. Shaw’s employment arrangements, above, for more information. Effective August 2007, Mr. Shaw’s annual salary increased to $414,500. Consequently, the amount payable upon termination increased to that amount.

(3)	Reflects accelerated vesting of 33% of Mr. Shaw’s remaining unvested stock options. Mr. Shaw’s termination must be by us without cause or by Mr. Shaw for good reason in order for him to receive the accelerated vesting disclosed in the table. See the narrative description of the terms of Mr. Shaw’s employment arrangements, above, for more information. On August 7, 2007, Mr. Shaw was granted an option to purchase 45,000 shares of our common stock. The exercise price for this option is $10.00 per share. Consequently, if this option were included, the value of the acceleration of equity vesting calculated on the basis discussed in footnote (1) would not change.

(4)	Reflects accelerated vesting of 100% of Mr. Shaw’s remaining unvested stock options. On August 7, 2007, Mr. Shaw was granted an option to purchase 45,000 shares of our common stock. The exercise price for this option is $10.00 per share. Consequently, if this option were included, the value of the acceleration of equity vesting calculated on the basis discussed in footnote (1) would not change.

(5)	Reflects continued base salary for 12 months following termination.

(6)	Mr. Reilly is entitled to accelerated vesting of 50% of his remaining unvested stock options upon an involuntary termination of Mr. Reilly within his first year of employment with us. Mr. Reilly is entitled to accelerated vesting of 100% of his remaining unvested stock options upon an involuntary termination of Mr. Reilly after his first year of employment with us; the value of that acceleration of equity vesting would be $3,718,198, based on the assumptions discussed in footnote (1) above but assuming that the involuntary termination took place after his first year of employment with us.

(7)	Reflects continued base salary for six months following termination. Mr. Njemanze is entitled to this continued base salary regardless of the circumstances of his termination. Effective October 2007, Mr. Njemanze’s annual salary was increased to $300,000. Consequently, the amount payable upon termination increased to $150,000.

(8)	Reflects continued base salary and COBRA health insurance premiums for 12 months following termination.

(footnotes continue on following page)

(9)	Reflects 24 months of additional vesting of Mr. Mosher’s remaining unvested stock options. On August 7, 2007, Mr. Mosher was granted an option to purchase 25,000 shares of our common stock. The exercise price for this option is $10.00 per share. Consequently, if this option were included, the value of the acceleration of equity vesting calculated on the basis discussed in footnote (1) would not change.

(10)	Mr. Grierson’s termination must take place within six months of a change of control in order for him to receive the continued base salary, COBRA health insurance premiums and accelerated vesting disclosed in the table.

(11)	Reflects continued base salary and COBRA health insurance premiums for three months following termination.

(12)	Reflects accelerated vesting of 50% of Mr. Grierson’s remaining unvested stock options. On August 7, 2007, Mr. Grierson was granted an option to purchase 31,250 shares of our common stock. The exercise price for this option is $10.00 per share. Consequently, if this option were included, the value of the acceleration of equity vesting calculated on the basis discussed in footnote (1) would not change.

Employee Benefit Plans

2000 Stock Incentive Plan

Our board of directors adopted our 2000 Stock Incentive Plan in May 2000 and our stockholders approved it on May 25, 2000. Our 2000 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. The 2000 Stock Incentive Plan also allows for awards of restricted stock. We ceased issuing awards under the 2000 Stock Incentive Plan upon the implementation of the 2002 Stock Plan, which is described below. Likewise, we will not grant any additional awards under our 2000 Stock Incentive Plan following this offering. Instead we will grant options under our 2007 Equity Incentive Plan.

Share Reserve.  Awards are no longer granted under the 2000 Stock Incentive Plan. As of October 31, 2007, options to purchase 39,375 shares of common stock were outstanding under options granted pursuant to this plan. Shares of common stock reserved for issuance pursuant to this plan have been rolled into our 2002 Stock Plan.

Administration.  Our compensation committee currently administers our 2000 Stock Incentive Plan. Under our 2000 Stock Incentive Plan, our compensation committee has the power to determine the terms of the awards, including who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options.  The exercise price of incentive stock options and nonstatutory stock options must be at least equal to the fair market value of our common stock on the date of grant, and their terms may not exceed ten years. With respect to incentive stock options granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. With respect to nonstatutory stock options granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the exercise price of nonstatutory stock options must also be equal to at least 110% of the fair market value on the grant date.

Upon termination of a participant’s service with us, he or she may exercise his or her option for the period of time stated in the option agreement, to the extent his or her option is vested on the date of termination. If termination is due to death or disability, the option will remain exercisable for 12 months. If termination is for cause, the option will immediately terminate in its entirety. In all other cases and if not otherwise stated in the award agreement, the option will remain exercisable for 30 days. An option may never be exercised later than the expiration of its term.

Restricted Stock.  The right to purchase restricted stock may be granted alone, in addition to or in tandem with other awards granted under our 2000 Stock Incentive Plan. The grant of restricted stock is the right to purchase shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the number of restricted shares that may be granted. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. Upon termination of the purchaser’s service with us for reasons other than death or disability, the restricted shares are forfeited. Upon the death of a purchaser or upon purchaser’s termination of service as a result of disability, all restricted shares shall be forfeited, unless the compensation committee in its sole discretion shall determine otherwise.

Effect of a Change in Control.  Our 2000 Stock Incentive Plan provides that in the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the stock option agreement may provide that the options or restricted shares shall become fully or partially vested and exercisable, for the assumption of options or for the substitution of new options and restricted shares by the successor entity.

Transferability.  The 2000 Stock Incentive Plan does not allow for the sale or transfer of incentive stock option awards and they may be exercised only during the lifetime of the participant and only by such participant. However, a nonstatutory stock option award may be transferred upon the approval of the compensation committee by will or the laws of descent and distribution or by gift to a member of a participant’s immediate family.

Additional Provisions.  Our compensation committee has the authority to amend or terminate the 2000 Stock Incentive Plan subject to the approval of our stockholders; provided that, such action shall not affect any award previously granted under the 2000 Stock Incentive Plan.

2002 Stock Plan

Our board of directors adopted our 2002 Stock Plan in March 2002 and our stockholders approved it on March 29, 2002, and it was amended and restated on January 24, 2007. Our 2002 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. The 2002 Stock Plan also allows for awards of stock purchase rights. We will not grant any additional awards under our 2002 Stock Plan following this offering. Instead we will grant options under our 2007 Equity Incentive Plan.

Share Reserve.  We have reserved a total of 10,097,735 shares of our common stock for issuance pursuant to the 2002 Stock Plan, however, in the event that shares previously issued are reacquired such shares will be added to the number of shares available for issuance. As of October 31, 2007, options to purchase 6,246,181 shares of common stock were outstanding and 829,654 shares were available for future grant under this plan.

Administration.  Our compensation committee currently administers our 2002 Stock Plan. Under our 2002 Stock Plan, the plan administrator has the power to determine the terms of the awards, including the employees and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options.  The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and their terms may not exceed ten years. The exercise price of nonstatutory stock options may be determined by the plan administrator provided the per share price shall be no less than 85% on the date of grant. With respect to incentive stock options granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. With respect to participants who own 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the exercise price of nonstatutory stock options must also be equal to at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other options.

Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her option for the period of time stated in the option agreement, to the extent his or her option is vested on the date of termination. In the absence of a stated period in the award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months (but not less than six months). If termination is for retirement at or after age 65, the option will remain exercisable for 12 months. If termination is for cause, the option will immediately terminate in its entirety. In all other cases and if not otherwise stated in the award agreement, the option will remain exercisable for 30 days. An option may never be exercised later than the expiration of its term.

Stock Purchase Rights.  Stock purchase rights may be granted alone, in addition to or in tandem with other awards granted under our 2002 Stock Plan. Stock purchase rights are rights to purchase shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the number of shares subject to a stock purchase right granted to any employee. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. Unless the compensation committee determines otherwise, we have a repurchase option exercisable upon termination of the purchaser’s service with us. Shares subject to stock purchase rights that do not vest are subject to our right of repurchase or forfeiture.

Effect of a Change in Control.  Our 2002 Stock Plan provides that in the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, all outstanding awards under the plan will be subject to the agreement governing such change in control.

Transferability.  Unless otherwise determined by the plan administrator, the 2002 Stock Plan generally does not allow for the sale or transfer of awards under the 2002 Stock Plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant. However, a nonstatutory stock option may be transferred by gift to a member of the optionee’s immediate family or a gift to a trust in which members of the optionee’s immediate family have a beneficial interest of more than 50%.

Additional Provisions.  Our compensation committee has the authority to amend, suspend or terminate the 2002 Stock Plan provided such action is approved by the our stockholders if it increases the number of shares available for issuance under the plan or materially changes the class of persons who are eligible for the grant of incentive stock options.

2007 Equity Incentive Plan

In November 2007, our board of directors adopted and our stockholders approved our 2007 Equity Incentive Plan, which will become effective at the same time as the registration statement for this offering and will serve as the successor to our 2000 Stock Incentive Plan and our 2002 Stock Plan. We have initially reserved 4,000,000 shares of our common stock to be issued under our 2007 Equity Incentive Plan. In addition, shares not issued, or subject to outstanding grants, under our 2000 Stock Incentive Plan and our 2002 Stock Plan on the date of this prospectus, and any shares issued under the 2000 Stock Incentive Plan and the 2002 Stock Plan that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under our 2007 Equity Incentive Plan. The number of shares available for grant and issuance under the 2007 Equity Incentive Plan will be increased automatically on January 1 of each of 2009 through 2012 by an amount equal to 4% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion, determines to make a smaller increase. In addition, the following shares will again be available for grant and issuance under our 2007 Equity Incentive Plan:

•	shares subject to an option or stock appreciation right granted under our 2007 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to an award granted under our 2007 Equity Incentive Plan that are forfeited or repurchased by us at the original issue price;

•	shares surrendered pursuant to an exchange program; or

•	shares subject to an award granted under our 2007 Equity Incentive Plan that otherwise terminates without shares being issued.

Our 2007 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our 2007 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, stock bonus awards and performance shares. No person will be eligible to receive more than 1,000,000 shares in any calendar year under our

2007 Equity Incentive Plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than 2,000,000 shares under the plan in the calendar year in which the employee commences employment.

Our 2007 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of the compensation committee. Our compensation committee will have the authority to construe and interpret our 2007 Equity Incentive Plan, grant and determine the terms of each award, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration payable upon exercise of the award, and make all other determinations necessary or advisable for the administration of the plan. The compensation committee will also have the authority to institute an exchange program whereby outstanding awards may be surrendered, cancelled or exchanged.

Options.  Our 2007 Equity Incentive Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and those of any parent or subsidiary of ours. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors. The exercise price of incentive stock options must be at least equal to 100% of the fair market value of our common stock on the date of grant, and the exercise price of incentive stock options granted to 10% or greater stockholders must be at least equal to 110% of the fair market value of our common stock on that date. The exercise price of nonqualified stock options may be less than 100% of the fair market value of our common stock on the date of grant in the compensation committee’s discretion.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Options may vest based on time or achievement of performance conditions. In general, options will vest over a four-year period. After termination of services, an option may be exercised for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. Options will generally terminate immediately upon termination of employment for cause. The maximum term of options granted under our 2007 Equity Incentive Plan is ten years, with a maximum term of five years for incentive stock options granted to 10% or greater stockholders.

Restricted Stock Awards.  A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price, if any, of a restricted stock award will be determined by our compensation committee. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us. Restricted stock awards may vest based on time or achievement of performance conditions.

Stock Appreciation Rights.  Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the increase in the fair market value of our common stock on the date of exercise from the stated exercise price (subject to any maximum number of shares as may be specified in the applicable award agreement). Stock appreciation rights may vest based on time or achievement of performance conditions. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Units.  Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder’s services to us or the holder’s failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash.

Performance Shares.  Performance shares are awards denominated in shares of our common stock that may be settled in cash or by issuance of those shares only if performance goals established by our compensation committee have been achieved or the awards otherwise vest.

Stock Bonuses.  Stock bonuses are awards of shares of our common stock, which may be restricted stock or restricted stock units, that are granted as additional compensation for service and/or performance. Payment from the holder is not required for stock bonuses, and stock bonuses are generally not subject to vesting.

Grants to Outside Directors.  Non-employee members of our board of directors are eligible to receive any type of award offered under the 2007 Equity Incentive Plan except incentive stock options, which can only be granted to employees. Awards to our non-employee directors may be made automatically pursuant to a policy adopted by our board of directors, or made from time to time as determined in the discretion of our board of directors. If stock options or stock appreciation rights are granted to our non-employee directors, their exercise price may not be less than the fair market value of our common stock when the option or stock appreciation right is granted. In the event of a change in control transaction, all awards held by our non-employee directors will accelerate fully and become vested and exercisable or settled, as the case may be.

Awards granted under our 2007 Equity Incentive Plan generally may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Awards may be exercised during the lifetime of the award holder only by the award holder or the award holder’s guardian or legal representative.

If we are dissolved or liquidated or have a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change in control transaction. In the discretion of our board of directors or our compensation committee, if so designated by our board of directors, the vesting of these awards may be accelerated in connection with these types of transactions

2007 Employee Stock Purchase Plan

In November 2007, our board of directors adopted and our stockholders approved our 2007 Employee Stock Purchase Plan, which is designed to enable eligible employees to purchase shares of our common stock periodically at a discount. Purchases will be accomplished through participation in discrete offering periods. Our 2007 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Our 2007 Employee Stock Purchase Plan will be effective at the same time as the registration statement for this offering.

We have initially reserved 1,000,000 shares of our common stock for issuance under our 2007 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2007 Employee Stock Purchase Plan will increase automatically on January 1 of each of the first eight years commencing with 2009 by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31 (rounded to the nearest whole share). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 20,000,000 shares of our common stock may be issued under our 2007 Employee Stock Purchase Plan, and no other shares may be added to this plan without the approval of our stockholders.

Our compensation committee will administer our 2007 Employee Stock Purchase Plan. Our employees generally will be eligible to participate in our 2007 Employee Stock Purchase Plan if they are employed by us, or a subsidiary or parent of ours that we designate, and are regularly scheduled to work more than 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2007 Employee Stock Purchase Plan, will be ineligible to participate in our 2007 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility as well. Under our 2007 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2007 Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2007 Employee Stock Purchase Plan will terminate on the tenth anniversary of the first purchase date (as set forth in the plan), unless it is terminated earlier by our board of directors.

When an initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a non-transferable option to purchase shares in that offering period. For other offering periods, new participants will have to enroll in a timely manner. Once an employee is enrolled, his or her participation will be automatic in subsequent offering periods. Each offering period may run for no more than 24 months and consist of no more than 5 purchase periods. An employee’s participation will automatically end upon termination of employment for any reason.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined in accordance with Section 423 of the Code, for each calendar year in which that right is outstanding. The purchase price for shares of our common stock purchased under our 2007 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on the first day of the offering period or the last trading day of the applicable purchase period within that offering period. For the initial offering period, the fair market value on the first day of the offering period will be the price at which our shares are initially offered in this offering.

In the event of a change in control transaction, each outstanding right to purchase shares under our 2007 Employee Stock Purchase Plan may be assumed or substituted by our successor. In the event that the successor refuses to assume or substitute the outstanding purchase rights, any offering periods that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control and our 2007 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month on or following the date they begin employment, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. The 401(k) plan permits us to make profit sharing contributions to eligible participants, although such contributions are not required and are not currently contemplated. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. All accounts are 100% vested at all times. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. Because this is a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Other

We currently have employees in Canada, Croatia, Germany, Hong Kong, India, Japan, Netherlands, Singapore, South Korea and the United Kingdom. In addition to providing statutorily mandated benefit programs in each country, we contribute to private plans for health, pension and insurance benefits in the countries where those contributions are customarily provided to employees.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation provides that we are required to indemnify our directors and our restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our restated certificate of incorporation or restated

bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our restated bylaws also provide that we must advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director arrangements discussed above under “Management,” below is a description of transactions since May 1, 2004 to which we have been a party, in which the amount involved in the transaction exceeds or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with the purchasers of our outstanding Series A preferred stock, Series B preferred stock and Series C preferred stock, including entities with which certain of our directors are affiliated, the holders of our outstanding Series B preferred stock warrants and certain of the purchasers of our outstanding common stock. Mr. Schlein, one of our directors, is a partner at Kleiner Perkins Caufield & Byers; entities affiliated with Kleiner Perkins Caufield & Byers hold shares of our Series A preferred stock, Series B preferred stock and Series C preferred stock and a Series B preferred stock warrant. For more information on these entities, see “Principal and Selling Stockholders.” Messrs. Ryles and von Simson, two of our directors, are limited partners in KPCB Holdings, Inc., which holds as nominee the shares of our stock held by the entities affiliated with Kleiner Perkins Caufield & Byers. As of October 31, 2007, the holders of an aggregate of 12,284,540 shares of our common stock, including shares of our common stock issuable upon conversion of our preferred stock, and the holders of warrants to purchase an aggregate of 8,991 shares of our common stock, including shares of our common stock issuable upon the exercise of warrants to purchase shares of our preferred stock that will convert into warrants to purchase common stock upon completion of this offering, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Stock Option Grants

We have granted some of our executive officers and directors equity-based awards, and in September 2007, our board of directors approved compensation to be paid to our directors following the completion of this offering. See the related descriptions in this prospectus under the captions “Management—Director Compensation” and “Management—Executive Compensation.”

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with our executive officers. See “Management—Executive Compensation—Employment, Severance and Change of Control Arrangements” for information regarding these arrangements with our named executive officers.

We have entered or will enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our restated certificate of incorporation and restated bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Management—Limitations on Liability and Indemnification Matters.”

Employee Loan

In September 2002, we loaned $215,928 to Mr. Shaw in the form of a full-recourse promissory note, which he used to purchase 1,800,000 shares of our common stock pursuant to a restricted stock purchase agreement. This note bore interest at a rate of 3.75% per year, compounded annually. Mr. Shaw repaid the note, including the accrued interest, in January 2006.

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charters of our nominating and corporate governance committee and our audit committee require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by our nominating and corporate governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our audit committee. These committees have not adopted policies or procedures for review of, or standards for approval of, these transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2007 and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 24,980,715 shares of common stock outstanding at December 31, 2007, assuming conversion of all outstanding shares of preferred stock into 13,996,097 shares of common stock. For purposes of the table below, we have assumed that 6,000,000 shares of common stock will be sold in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of October 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ArcSight, Inc., 5 Results Way, Cupertino, California 95014.

	Shares Beneficially		Number of	Shares Beneficially
	Owned		Shares	Owned
	Prior to This Offering		Being	After This Offering
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Directors and Executive Officers:
Robert W. Shaw(1)	2,570,508	10.0%	—	2,570,508	8.1%
Sandra Bergeron(2)	97,773	*	—	97,773	*
William P. Crowell(3)	97,773	*	—	97,773	*
E. Stanton McKee, Jr.(4)	97,773	*	—	97,773	*
Craig Ramsey(5)	1,490,956	6.0	—	1,490,956	4.8
Scott A. Ryles(6)	97,773	*	—	97,773	*
Ted Schlein(7)	4,482,925	18.0	—	4,482,925	14.5
Ernest von Simson(8)	97,773	*	—	97,773	*
Thomas Reilly(9)	1,161,937	4.4	—	1,161,937	3.6
Hugh S. Njemanze(10)	1,135,391	4.5	—	1,135,391	3.6
Kevin P. Mosher(11)	472,891	1.9	—	472,891	1.5
Stewart Grierson(12)	347,891	1.4	—	347,891	1.1
All executive officers and directors as a group (15 persons)(13)	12,404,383	44.0	—	12,404,383	36.3

(table continues on following page)

	Shares Beneficially		Number of	Shares Beneficially
	Owned		Shares	Owned
	Prior to This Offering		Being	After This Offering
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Other 5% Stockholders:
Entities affiliated with Kleiner Perkins Caufield & Byers(7)	5,880,279	23.5%	—	5,880,279	19.0%
Entities affiliated with Institutional Venture Partners(14)	2,946,952	11.8	—	2,946,952	9.5
Entities affiliated with Alex Daly(15)	2,573,113	10.3	223,749	2,349,364	7.6
Entities affiliated with Integral Capital Partners(16)	1,564,005	6.3	—	1,564,005	5.0
Entities affiliated with New Enterprise Associates(17)	1,336,880	5.4	—	1,336,880	4.3
Other Selling Stockholders:
Entities affiliated with In-Q-Tel(18)	1,238,156	5.0	215,330	1,022,826	3.3
Sumitomo Corporation(19)	651,666	2.6	283,334	368,332	1.2
Berggruen Holdings North America Ltd.(20)	320,864	1.3	139,506	181,358	*

*	Less than 1%.

(1)	Represents 1,800,000 shares held by Mr. Shaw and includes options exercisable for 770,508 shares of common stock within 60 days of December 31, 2007, of which 140,625 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Shaw’s cessation of service prior to vesting.

(2)	Includes an option exercisable for 97,773 shares of common stock within 60 days of December 31, 2007, of which 57,034 shares would be subject to a right of repurchase in our favor upon exercise and Ms. Bergeron’s cessation of service prior to vesting.

(3)	Includes an option exercisable for 97,773 shares of common stock within 60 days of December 31, 2007.

(4)	Includes an option exercisable for 97,773 shares of common stock within 60 days of December 31, 2007, of which 24,444 shares would be subject to a right of repurchase in our favor upon exercise and Mr. McKee’s cessation of service prior to vesting.

(5)	Represents 724,637 shares held by Mr. Ramsey, 501,090 shares held by Mr. Ramsey and Maja Ramsey, his wife, together, and 167,030 shares held by Ms. Ramsey, 426 shares issuable upon exercise of a warrant, and includes an option exercisable for 97,773 shares of common stock within 60 days of December 31, 2007 that is held by Mr. Ramsey.

(6)	Includes an option exercisable for 97,773 shares of common stock within 60 days of December 31, 2007. Excludes 5,880,279 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. Ryles is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. Ryles does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(7)	Includes 2,285,666 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-A, L.P.; 70,564 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-B, L.P.; 2,011,937 shares beneficially owned by Kleiner Perkins Caufield & Byers X-A, L.P.; 56,744 shares beneficially owned by Kleiner Perkins Caufield & Byers X-B, L.P.; and 58,014 shares beneficially owned by Ted Schlein, Trustee, Schlein Family Trust Dtd 4/20/99. Excludes 2,573,113 shares held by Daly Alpha Limited Partnership and Daly Gamma Limited Partnership. See footnote (14) for information regarding those shares. Excludes, in the case of Mr. Schlein, 1,397,355 shares held by other entities affiliated with Kleiner Perkins Caufield & Byers as to which Mr. Schlein does not have voting or dispositive power. Shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. Mr. Schlein disclaims beneficial ownership of any of the shares held by the aforementioned entities, except to the extent of his pecuniary interest therein. The address of entities affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.

(8)	Includes an option exercisable for 97,773 shares of common stock within 60 days of December 31, 2007. Excludes 5,880,279 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. von Simson is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. von Simson does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(9)	Includes options exercisable for 1,161,937 shares of common stock within 60 days of December 31, 2007, which 798,832 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Reilly’s cessation of service prior to vesting.

(10)	Represents 412,500 shares held by Mr. Njemanze and 562,500 shares held by Mr. Njemanze and Cherl M. Njemanze, his wife, together, and includes options exercisable for 160,391 shares of common stock within 60 days of December 31, 2007 that are held by Mr. Njemanze, of which 39,063 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Njemanze’s cessation of service prior to vesting.

(footnotes continue on following page)

(11)	Represents 375,000 shares held by Mr. Mosher, of which 7,813 shares are subject to a right of repurchase in our favor upon Mr. Mosher’s cessation of service prior to vesting, and includes options exercisable for 97,981 shares of common stock within 60 days of December 31, 2007, of which 30,991 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Mosher’s cessation of service prior to vesting.

(12)	Represents 50,000 shares held by Mr. Grierson and Jennifer Murray, his wife, together, and includes options exercisable for 297,891 shares of common stock within 60 days of December 31, 2007 that are held by Mr. Grierson, of which 49,220 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Grierson’s cessation of service prior to vesting.

(13)	Includes 7,813 shares subject to a right of repurchase in our favor upon an executive officer’s cessation of service prior to vesting, 426 shares issuable upon exercise of a warrant and options exercisable for 3,209,525 shares of common stock within 60 days of December 31, 2007, of which 1,118,127 shares would be subject to vesting and a right of repurchase in our favor upon exercise and the executive officers’ or directors’ cessation of service prior to vesting. Excludes the shares indicated to be excluded in footnote (7).

(14)	Represents 2,413,947 shares held by Institutional Venture Partners X, L.P. (“IVP X”) and 533,005 shares held by Institutional Venture Partners X GmbH & Co. Beteiligungs KG (“IVP X-KG”). Institutional Venture Management X, LLC (“IVM X”) is the general partner of IVP X and managing limited partner of IVP X-KG. Todd Chaffee, Reid Dennis, Mary Jane Elmore, Norm Fogelsong, Steve Harrick and Dennis Phelps are managing directors of IVM X and share voting and dispositive power over these shares. Each of these individuals disclaims beneficial ownership of these shares except to the extent of his or her actual respective pecuniary interest therein. The address of Institutional Venture Partners is 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.

(15)	Represents 2,315,802 shares held by Daly Alpha Limited Partnership (“Daly Alpha”) and 257,311 shares held by Daly Gamma Limited Partnership (“Daly Gamma”) of which Daly Gamma is offering to sell 223,749 shares in this offering. If the underwriters exercise in full their option to purchase additional shares to cover over-allotments, after completion of the offering, entities affiliated with Alex Daly will beneficially own 2,315,802 shares of common stock, equal to an ownership percentage of 7.3%. Daly Gamma, Inc. is the general partner of Daly Gamma, and Daly Alpha, Inc. is the sole shareholder of Daly Gamma, Inc. and the general partner of Daly Alpha. Alex Daly is the sole shareholder of Daly Alpha, Inc. KPCB Holdings, Inc. has voting power over the shares held by Daly Alpha and Daly Gamma pursuant to a voting agreement, dated as of October 3, 2002, between KPCB Holdings, Inc. and Daly Alpha. Alex Daly has dispositive power over these shares. The address of Daly Alpha and Daly Gamma is 1643 Brickell Avenue, Suite #3502, Miami, Florida 33129. Neither we nor our affiliates have had a material relationship with Alex Daly, Daly Alpha or Daly Gamma during the past three years.

(16)	Represents 4,434 shares and 10 shares issuable upon exercise of a warrant held by Integral Capital Partners V Side Fund SLP, LLC (“ICP Side Fund SLP”), 20,347 shares and 45 shares issuable upon exercise of a warrant held by Integral Capital Partners V Side Fund, L.P. (“ICP Side Fund”) and 1,535,816 shares and 3,353 shares issuable upon exercise of a warrant held by Integral Capital Partners V, L.P. (“ICM”). Integral Capital Management V, LLC is the general partner of ICP Side Fund SLP, ICP Side Fund and ICM. John Powell, Roger McNamee, Pamela Hagenah, Glen Kacher, Charles Morris and Brian Stansky are managers of Integral Capital Management V, LLC and share voting and dispositive power over these shares. Each of these individuals disclaims beneficial ownership of these shares except to the extent of his or her actual respective pecuniary interest therein. The address of Integral Capital Partners is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California 94025.

(17)	Represents 1,331,879 shares held by New Enterprise Associates 11, Limited Partnership and 5,001 shares held by NEA Ventures 2005, Limited Partnership. NEA Partners 11, Limited Partnership is the sole general partner of New Enterprise Associates 11, Limited Partnership, and NEA 11 GP, LLC, which has 11 individual managers, is the sole general partner of NEA Partners 11, Limited Partnership. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III. They may be deemed to share voting and dispositive power over these shares and disclaim beneficial ownership of these shares except to the extent of their actual respective pecuniary interest therein. These individual managers do not have voting and dispositive power over the shares held by NEA Ventures 2005, Limited Partnership and disclaim beneficial ownership of these shares, except to the extent of their actual respective pecuniary interest therein. The address of entities affiliated with New Enterprise Associates is 2490 Sand Hill Road, Menlo Park, California 94025.

(18)	Represents 928,617 shares held by In-Q-Tel, Inc. (“In-Q-Tel”) and 309,539 shares held by In-Q-Tel Employee Fund, LLC (“In-Q-Tel LLC”). If the underwriters exercise in full their option to purchase additional shares to cover over-allotments, after completion of the offering, entities affiliated with In-Q-Tel will beneficially own 990,526 shares of common stock, equal to an ownership percentage of 3.1%. In-Q-Tel is the sole manager of In-Q-Tel LLC and has voting and dispositive power over these shares. The address of In-Q-Tel and In-Q-Tel LLC is P.O. Box 749, Arlington, Virginia 22216. Neither we nor our affiliates have had a material relationship with In-Q-Tel or In-Q-Tel LLC during the past three years.

(19)	Includes 325,833 shares held by Sumitomo Corporation (“Sumitomo”) and 325,833 shares held by Presidio STX, LLC (“Presidio”). If the underwriters exercise in full their option to purchase additional shares to cover over-allotments, after completion of the offering, Sumitomo will beneficially own 325,833 shares of common stock, equal to an ownership percentage of 1.0%. Sumitomo is the indirect majority owner of Presidio and has voting and dispositive power over these shares. Sumitomo serves as a distributor of our products in Japan. Revenues generated through our distribution arrangement with Sumitomo did not represent a material portion of our revenues for the last three years. The address of Sumitomo is 3979 Freedom Circle, Suite 340, Santa Clara, California 95054. Neither we nor our affiliates have had a material relationship with Sumitomo during the past three years.

(20)	If the underwriters exercise in full their option to purchase additional shares to cover over-allotments, after completion of the offering, Berggruen Holdings North America Ltd. will beneficially own 160,432 shares of common stock, equal to an ownership percentage of less than 1%. The Tarragona Trust is the majority shareholder of Berggruen Holdings North America Ltd. (“Berggruen”). The Tarragona Trust is managed by Nicolas Berggruen, who has sole voting and dispositive power over these shares. The address of Berggruen is 1114 Avenue of the Americas, 41st Floor, New York, New York 10036. Neither we nor our affiliates have had a material relationship with Berggruen during the past three years.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering and filing of our restated certificate of incorporation, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share. A description of the material terms and provisions of our restated certificate of incorporation and restated bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation and the form of our restated bylaws to be adopted prior to the completion of this offering that will be filed with the registration statement relating to this prospectus.

As of October 31, 2007, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock upon completion of this offering, there were outstanding:

•	24,941,015 shares of our common stock held by approximately 196 stockholders;

•	6,285,556 shares issuable upon exercise of outstanding stock options; and

•	19,206 shares issuable upon exercise of outstanding warrants.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation eliminates the right of stockholders to cumulate votes for the election of directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the closing of this offering, each outstanding share of preferred stock will be converted into common stock.

Following this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of October 31, 2007, we had options to purchase 6,285,556 shares of our common stock outstanding pursuant to our 2000 Stock Incentive Plan and 2002 Stock Plan.

Warrants

As of October 31, 2007, we had one warrant to purchase 6,296 shares of our common stock with an exercise price of $0.004 per share and seven warrants to purchase an aggregate of 12,910 shares of our Series B Preferred Stock with an exercise price of $0.00004 per share. The exercise price of each warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price.

Registration Rights

Pursuant to the terms of our amended and restated investors’ rights agreement, following this offering, the holders of 5,973,462 shares of our common stock issued upon conversion of our preferred stock and warrants and the holders of 3,649,364 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights

At any time beginning six months after the completion of this offering, upon the written request of holders of at least 30% of the shares having registration rights that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $5,000,000, we will be obligated to use our best efforts to register those shares. We are required to effect no more than two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 180 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders, and are not required to effect the filing of a registration statement during the period beginning 90 days prior to our good faith estimate of the date of the filing of, and ending on a date 90 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights

If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 30% of the total shares covered by the registration statement.

Form S-3 Registration Rights

The holders of at least 20% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $5,000,000. We are required to file no more than one registration statement on Form S-3 upon exercise of these rights per 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 180 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of Registration Rights

The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90-day period.

Holders of substantially all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days, subject to a possible extension of up to 34 additional days beyond the end of such 180-day period, following the date of this prospectus. These agreements are described below under “Underwriters.”

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors will be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our lead independent director, if any, our chief executive officer or our president.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

NASDAQ Global Market Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “ARST.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address is P.O. Box 358015, Pittsburgh, Pennsylvania 15252, and its telephone number is (877) 251-3575.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options or warrants in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the closing of this offering, a total of 30,941,015 shares of common stock will be outstanding, based on the 24,941,015 shares that were outstanding as of October 31, 2007, assuming that there are no exercises of options or warrants after October 31, 2007. Of these shares, all 6,861,919 shares of common stock sold in this offering by us and the selling stockholders will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 24,079,096 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and similar agreements the holders have entered with us and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

•	on the date of this prospectus, none of the shares will be available for sale in the public market without restriction; and

•	beginning 181 days after the date of this prospectus, 24,079,096 shares will become eligible for sale in the public market, of which 13,495,449 shares will be freely tradeable, of which 105,905 shares will be unvested and subject to our right of repurchase, and 10,583,647 shares will be freely tradeable, subject to the limitations under Rules 144 and 701.

In addition, of the 6,304,762 shares of our common stock that were subject to stock options and warrants outstanding as of October 31, 2007, options and warrants to purchase 2,441,876 shares of common stock were vested as of October 31, 2007 and will be eligible for sale 180 days following the effective date of this prospectus, subject to extension as described in “Underwriters.”

Rule 144

Amendments to Rule 144 adopted in November 2007 become effective on February 15, 2008. Under Rule 144 as amended, a stockholder who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who owns shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale is entitled to sell such shares, provided that at the time of sale we have filed all reports due under the Exchange Act during the 12 months preceding such sale (or, if applicable, during such shorter period that has passed since the date of this prospectus). Any such sales by non-affiliates are not subject to the manner of sale, volume limitation or notice provisions of Rule 144 but will be subject to the expiration of the lock-up agreements described below. Such non-affiliates will be able to sell shares held for one year prior to the proposed sale without regard to whether we have filed our Exchange Act reports. Subject to the lock-up agreements and our having filed reports due under the Exchange Act for the requisite period prior to the sale, any person who is deemed to be one of our affiliates at the time of sale, or to have been an affiliate at any time during the 90 days preceding a sale, who owns shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale is entitled to sell beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 309,410 shares immediately after the offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Any such sales by affiliates, or persons who have been affiliates within 90 days of the date of sale, must also comply with the manner of sale, volume limitation and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, each of our directors and officers and substantially all of our other stockholders, including the selling stockholders, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; subject to specified exceptions.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

See “Underwriters” for a more complete description of the lock-up agreements.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of 9,622,400 shares of our common stock and the holders of warrants to purchase an aggregate of 426 shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding and reserved for issuance under our stock plans, and shares issued or subject to options granted under our stock plans without reliance on Rule 701. We expect to file these registration statements as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material United States federal income tax considerations relating to the ownership and disposition of common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state or the District of Columbia;

•	a trust that is (1) subject to the primary supervision of a United States court and one of more United States persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate whose income is subject to United States income tax regardless of source.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens. Such an individual is urged to consult his or her own tax advisor regarding the United States federal income tax consequences of the sale, exchange of other disposition of common stock. If a partnership or other pass-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or member in a pass-through entity holding shares of our common stock should consult its own tax advisor.

The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including if the investor is a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax, dealer in securities or currencies, financial institution, regulated investment company, real estate investment trust, tax-exempt entity, insurance company, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, person liable for the alternative minimum tax, and partner or beneficial owner in a pass-through entity. Finally, the summary does not describe the effects of any applicable foreign, state or local laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a

non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. If you are eligible for a reduced rate of United States federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Special rules, described below, apply if a dividend (1) is effectively connected with a United States trade or business conducted by the non-U.S. holder or (2) if an income tax treaty applies, is attributable to a permanent establishment that you maintain in the United States.

Sale of Common Stock

Non-U.S. holders will generally not be subject to United States federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•	the gain (1) is effectively connected with the conduct by the non-U.S. holder of a United States trade or business and (2) if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States);

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a United States trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in United States real estate comprised at least half of our assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if a non-U.S. holder actually owns or constructively holds more than 5% of our outstanding common stock.

Dividends or Gain Effectively Connected With a United States Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, (1) is effectively connected with a United States trade or business conducted by a non-U.S. holder and (2) if an income tax treaty applies, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States, then the dividend or gain generally will be subject to United States federal income tax at the regular graduated rates. Payments of dividends that are effectively connected with a United States trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax, provided that the non-U.S. holder must certify its qualification for exemption, which can be done by supplying us with a properly executed IRS Form W-8ECI (or any successor form). If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its United States trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

United States Federal Estate Tax

The estates of nonresident alien individuals generally are subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “—Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a United States office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-United States office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-United States office of a broker that is:

•	a United States person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any United States federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Underwriter	Shares

Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Wachovia Capital Markets, LLC
RBC Capital Markets Corporation

Total	6,861,919

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative with respect to any unsold allotment of shares of common stock.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 and 129,287  additional shares of common stock, respectively, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. We will not sell any shares under the over-allotment option until all 129,287 additional shares offered by the selling stockholders have been sold. If the underwriters exercise the option for fewer shares, the selling stockholders will sell their pro rata portion of the additional shares. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions would be $      and the total proceeds to us and the selling stockholders would be $      and $     , respectively.

The underwriters have informed us that they will not confirm sales to discretionary accounts in excess of five percent of the total number of shares of common stock offered by them.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “ARST.”

We, each of our directors and officers and substantially all of our other stockholders, including the selling stockholders, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	in the case of us:

(a)	the sale of shares to the underwriters;

(b)	the issuance of shares of common stock upon the exercise of an option, warrant or other right to acquire shares of common stock or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

(c)	the issuance by us of shares, options or other rights to purchase shares of common stock to employees, officers, directors, advisors or consultants pursuant to any stock option or similar equity incentive or compensation plan disclosed in this prospectus;

(d)	the issuance by us of shares of our common stock, or securities convertible into, or exercisable or exchangeable for, our common stock, in connection with mergers or acquisitions (irrespective of whether in the form of an acquisition of securities, businesses, properties or assets), or joint ventures, commercial relationships or strategic transactions (including but not limited to marketing or distribution arrangements, collaboration agreements or intellectual property license agreements), with another company or the securityholders of another company in an aggregate amount not to exceed 10% of the number of shares of stock issued and outstanding immediately following completion of this offering, provided that the recipient thereof executes a lock-up agreement substantially in the form of those executed by our stockholders; and

(e)	the filing with the SEC of any registration statement (1) on Form S-8 in respect of any shares issued under or the grant of any award pursuant to any employee benefit plan described in this prospectus, or (2) in connection with mergers or acquisitions (irrespective of whether in the form of an acquisition of securities, businesses, properties or assets), or joint ventures, commercial relationships or strategic transactions (including but not limited to marketing or distribution arrangements, collaboration agreements or intellectual property license agreements), with another company or the securityholders of another company in an aggregate amount not to exceed 10% of the number of shares of stock issued and outstanding immediately following completion of this offering; and

•	in the case of our directors, officers and other stockholders:

(1)	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act is required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

(2)	transfers of shares of common stock or any security convertible into, or exercisable or exchangeable for, common stock as a bona fide gift;

(3)	in the case of a non-natural person, distributions of shares of common stock or any security convertible into, or exercisable or exchangeable for, common stock to limited partners, members or stockholders of the stockholder;

(4)	in the case of a natural person, transfers of shares of common stock or any security convertible into, or exercisable or exchangeable for, common stock by will or intestate succession or to any trust or partnership for the direct or indirect benefit of such person or any member of the immediate family of the stockholder;

(5)	the entry by the stockholder into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided that sales under any such plan may not occur during the restricted period;

(6)	the “net” or “cashless” exercise of options, warrants or rights to acquire shares of common stock or any security convertible into common stock in accordance with their terms, provided that no filing under Section 16(a) of the Exchange Act, reporting a disposition of shares of common stock, is required or is voluntarily made in connection with the exercise;

(7)	transfers of shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock to us, pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, provided that such transfers after the date of this prospectus are for less than market value of the common stock at the time of transfer;

(8)	the sale of shares of common stock to the underwriters; and

(9)	in the case of a non-natural person, transfers of shares of common stock to any wholly-owned subsidiary of the stockholder (including any corporation, partnership, limited liability company or other entity that is directly or indirectly owned by the stockholder) or to the parent corporation of the stockholder or any wholly-owned subsidiary of such parent corporation;

provided that in the case of any transfer or distribution pursuant to clauses (2), (3), (4) and (9), each donee, distributee or transferee signs and delivers a lock-up letter substantially in the form of lock-up letter signed by our stockholders and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the 180-day restricted period referred to in the preceding paragraph. The 180-day restricted period described above will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue a release regarding earnings or regarding material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over- allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters may in the future provide investment banking services to us for which they would receive customary compensation.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of common stock to the public in that Member State:

(a)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Davis Polk & Wardwell, Menlo Park, California, will act as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at April 30, 2007 and 2006, and for each of the three fiscal years in the period ended April 30, 2007, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ArcSight, Inc.

We have audited the accompanying consolidated balance sheets of ArcSight, Inc. as of April 30, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended April 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ArcSight, Inc. at April 30, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, under the heading “Stock-Based Compensation Expense,” effective May 1, 2006, ArcSight, Inc. adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” using the prospective transition method.

San Jose, California
September 10, 2007, except Note 14, as to which the date is November 20, 2007.

ARCSIGHT, INC.

Consolidated Balance Sheets

(In thousands, except share amounts and par value)

				Pro Forma
				Stockholder’s
				Equity
				as of
			As of	October 31,
	As of April 30,		October 31,	2007
	2006	2007	2007	(see Note 1)
			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$16,443	$16,917	$15,869
Accounts receivable, net of allowance for doubtful accounts of $54, $123, and $223 as of April 30, 2006 and 2007, and October 31, 2007 (unaudited), respectively	12,247	15,554	13,997
Capitalized software licenses, current	—	249	2,031
Other prepaid expenses and current assets	1,277	2,207	2,145

Total current assets	29,967	34,927	34,042
Restricted cash	—	842	842
Income taxes receivable	1,020	761	817
Property and equipment, net	1,925	2,753	4,639
Goodwill	—	5,746	5,746
Acquired intangible assets, net	—	2,734	2,448
Capitalized software licenses, non-current	—	394	1,204
Other long-term assets	14	833	2,775

Total assets	$32,926	$48,990	$52,513

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$647	$2,846	$1,355
Accrued compensation and benefits	3,384	6,678	4,878
Obligations for software licenses	292	551	2,342
Other accrued liabilities	2,553	3,869	4,027
Deferred revenues, current	17,714	24,794	29,918

Total current liabilities	24,590	38,738	42,520
Deferred revenues, non-current	6,903	4,794	3,343
Other long-term liabilities	—	328	2,058

Total liabilities	31,493	43,860	47,921
Commitments and contingencies (Note 6)
Stockholders’ equity:
Convertible preferred stock, $0.00001 par value per share, issuable in series; 21,601,752 shares authorized as of April 30, 2006 and 2007 and October 31, 2007 (unaudited)
Series A, 3,681,913 shares designated; 3,681,909 shares issued and outstanding as of April 30, 2006 and 2007 and October 31, 2007 (unaudited); aggregate liquidation preference of $14,439 as of April 30, 2007 and October 31, 2007 (unaudited); no shares outstanding pro forma (unaudited)	14,439	14,439	14,439	$—
Series B, 8,419,840 shares designated; 7,412,838, 7,416,112 and 7,416,112 shares issued and outstanding as of April 30, 2006, April 30, 2007 and October 31, 2007 (unaudited), respectively; aggregate liquidation preference of $9,504 as of April 30, 2007 and October 31, 2007 (unaudited); no shares outstanding pro forma (unaudited)	9,185	9,185	9,185	—
Series C, 2,000,000 shares designated; 1,934,476 shares issued and outstanding as of April 30, 2006 and 2007 and October 31, 2007 (unaudited); aggregate liquidation preference of $2,975 as of April 30, 2007 and October 31, 2007 (unaudited); no shares outstanding pro forma (unaudited)	3,134	3,134	3,134	—
Common stock, $0.00001 par value per share; 32,500,000 shares authorized as of April 30, 2006 and 2007 and October 31, 2007 (unaudited); 9,967,561, 10,620,041, and 10,953,483 shares issued and outstanding as of April 30, 2006 and 2007 and October 31, 2007 (unaudited) respectively; 24,941,015 shares issued and outstanding pro forma (unaudited)	—	—	—	—
Additional paid-in capital	19,383	23,479	26,128	52,886
Deferred stock-based compensation	(396)	(554)	(290)	(290)
Accumulated other comprehensive (loss) income	(3)	13	(4)	(4)
Accumulated deficit	(44,309)	(44,566)	(48,000)	(48,000)

Total stockholders’ equity	1,433	5,130	4,592	$4,592

Total liabilities and stockholders’ equity	$32,926	$48,990	$52,513

See accompanying notes.

ARCSIGHT, INC.

Consolidated Statements of Operations

(In thousands, except per share amounts)

				Six Months Ended
	Fiscal Year Ended April 30,			October 31,
	2005	2006	2007	2006	2007
				(unaudited)

Revenues:
Products	$22,357	$22,859	$43,989	$16,674	$27,875
Maintenance	5,947	11,473	18,762	7,768	12,247
Services	4,518	5,103	7,082	3,277	4,376

Total revenues	32,822	39,435	69,833	27,719	44,498

Cost of revenues:
Products	1,084	1,769	2,569	1,049	1,814
Maintenance(1)	851	2,085	3,498	1,650	2,627
Services(1)	2,559	2,942	3,521	1,884	2,440

Total cost of revenues	4,494	6,796	9,588	4,583	6,881

Gross profit	28,328	32,639	60,245	23,136	37,617
Operating expenses(1):
Research and development	7,583	12,154	14,535	6,933	9,107
Sales and marketing	14,647	24,309	36,587	15,463	24,607
General and administrative	8,725	12,978	9,453	3,861	6,988

Total operating expenses	30,955	49,441	60,575	26,257	40,702

Loss from operations	(2,627)	(16,802)	(330)	(3,121)	(3,085)
Interest income	132	435	637	260	264
Other income and expense, net	(181)	(216)	(175)	(76)	(224)

Income (loss) before provision for income taxes	(2,676)	(16,583)	132	(2,937)	(3,045)
Provision for income taxes	137	163	389	195	257

Net loss	$(2,813)	$(16,746)	$(257)	$(3,132)	$(3,302)

Net loss per common share, basic and diluted	$(0.46)	$(2.24)	$(0.03)	$(0.32)	$(0.31)

Shares used in computing basic and diluted net loss per common share	6,162	7,469	10,042	9,882	10,504

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.01)		$(0.13)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			24,026		24,492

(1) Stock-based compensation expense included in above (see Note 9):

Cost of maintenance revenues	$4	$5	$3	$1	$38
Cost of services revenues	3	5	14	4	46
Research and development	1,642	1,950	501	222	647
Sales and marketing	746	210	661	95	1,141
General and administrative	4,838	5,948	350	172	261

See accompanying notes.

ARCSIGHT, INC.

Consolidated Statements of Stockholders’ Equity
For the Fiscal Years Ended April 2005, 2006 and 2007 and
the Six Months Ended October 31, 2007 (unaudited)
(In thousands, except share amounts)

						Deferred	Accumulated
	Convertible				Additional	Stock-	Other		Total
	Preferred Stock		Common Stock		Paid-In	Based	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Equity

Balance as of April 30, 2004	11,793,763	$26,362	8,828,488	$—	$2,950	$(103)	$1	$(24,750)	$4,460
Vesting of Series C preferred stock warrants	—	566	—	—	—	—	—	—	566
Issuance of Series C preferred stock in connection with exercise of warrants	1,235,460	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,057,550	—	311	—	—	—	311
Repurchase of common stock subject to vesting	—	—	(143,663)	—	(63)	—	—	—	(63)
Compensation expense related to stock options accounted for under variable accounting	—	—	—	—	6,983	—	—	—	6,983
Reclassification of options exercised but not vested, net	—	—	—	—	(134)	—	—	—	(134)
Repayment of non-recourse notes by employees	—	—	—	—	152	—	—	—	152
Deferred stock-based compensation	—	—	—	—	1,102	(1,102)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	250	—	—	250
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	—	(2,813)	(2,813)

Comprehensive loss									(2,812)

Balance as of April 30, 2005	13,029,223	26,928	9,742,375	—	11,301	(955)	2	(27,563)	9,713
Cost of dispute settlement regarding Series B preferred stock issuance	—	(170)	—	—	—	—	—	—	(170)
Issuance of common stock upon exercise of stock options	—	—	279,593	—	189	—	—	—	189
Repurchase of common stock subject to vesting	—	—	(54,407)	—	(18)	—	—	—	(18)
Compensation expense related to stock options accounted for under variable accounting	—	—	—	—	7,549	—	—	—	7,549
Repayment of non-recourse notes by employees	—	—	—	—	367	—	—		367
Reclassification of options exercised but not vested, net	—	—	—	—	(5)	(10)	—	—	(15)
Amortization of deferred stock-based compensation	—	—	—	—	—	569	—	—	569
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	(16,746)	(16,746)

Comprehensive loss									(16,751)

Balance as of April 30, 2006	13,029,223	26,758	9,967,561	—	19,383	(396)	(3)	(44,309)	1,433
(table continues on following page)

ARCSIGHT, INC.

Consolidated Statements of Stockholders’ Equity (continued)

For the Fiscal Years Ended April 2005, 2006 and 2007 and

the Six Months Ended October 31, 2007 (unaudited)

(In thousands, except share amounts)

						Deferred	Accumulated
	Convertible				Additional	Stock-	Other		Total
	Preferred Stock		Common Stock		Paid-In	Based	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Equity

Issuance of common stock in connection with legal settlement	—	—	62,500	—	178	—	—	—	178
Exercise of Series B preferred stock warrants	3,274	—	—	—	—	—	—	—	—
Issuance of common stock in connection with acquisition of Enira Technologies, LLC	—	—	253,038	—	1,538	—	—	—	1,538
Reclassification of options exercised but not vested, net	—	—	—	—	122	—	—	—	122
Issuance of common stock upon exercise of stock options	—	—	225,326	—	582	—	—	—	582
Repurchase of common stock subject to vesting	—	—	(21,263)	—	(11)	—	—	—	(11)
Amortization of deferred stock-based compensation, net of terminations	—	—	—	—	(13)	280	—	—	267
Stock-based compensation under SFAS 123R—options	—	—	—	—	892	—	—	—	892
Issuance of restricted stock in connection with acquisition of Enira Technologies, LLC	—	—	132,879	—	808	(808)	—	—	—
Amortization of restricted stock-based compensation	—	—	—	—	—	370	—	—	370
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	16	—	16
Net loss	—	—	—	—	—	—	—	(257)	(257)

Comprehensive loss									(241)

Balance as of April 30, 2007	13,032,497	26,758	10,620,041	—	23,479	(554)	13	(44,566)	5,130
Cumulative effect adjustment due to the adoption of FIN 48 (unaudited)	—	—	—	—	—	—	—	(132)	(132)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	335,945	—	760	—	—	—	760
Reclassification of options exercised but not vested, net (unaudited)	—	—	—	—	21	—	—	—	21
Repurchase of common stock subject to vesting (unaudited)	—	—	(2,503)	—	(1)	—	—	—	(1)
Amortization of deferred stock-based compensation, net of terminations (unaudited)	—	—	—	—	(4)	62	—	—	58
Amortization of restricted stock-based compensation (unaudited)	—	—	—	—	—	202	—	—	202
Stock-based compensation under SFAS 123R—options (unaudited)	—	—	—	—	1,873	—	—	—	1,873
Comprehensive income:
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	(17)	—	(17)
Net loss (unaudited)	—	—	—	—	—	—	—	(3,302)	(3,302)

Comprehensive loss (unaudited)									(3,319)

Balance as of October 31, 2007 (unaudited)	13,032,497	$26,758	10,953,483	$—	$26,128	$(290)	$(4)	$(48,000)	$4,592

See accompanying notes.

ARCSIGHT, INC.

Consolidated Statements of Cash Flows

(In thousands)

				Six Months Ended
	Fiscal Year Ended April 30,			October 31,
	2005	2006	2007	2006	2007
				(unaudited)

Cash flows from operating activities:
Net loss	$(2,813)	$(16,746)	$(257)	$(3,132)	$(3,302)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	555	941	1,414	640	836
Amortization of acquired intangibles	—	—	476	216	286
Loss on disposal of property and equipment	2	1	3	—	—
Stock-based compensation	7,233	8,118	1,529	494	2,133
Provision for allowance for doubtful accounts	76	60	112	47	124
Changes in operating assets and liabilities, net of the effects of the acquisition of Enira Technologies, LLC:
Accounts receivable	(7,325)	(1,612)	(3,352)	(4,046)	1,433
Prepaid expenses and other assets	219	(523)	(984)	337	1,043
Income taxes receivable	(150)	(870)	259	82	(56)
Accounts payable	958	(498)	2,199	598	(1,491)
Accrued compensation and benefits	2,051	719	3,294	272	(1,800)
Other accrued liabilities	602	1,067	1,386	(184)	940
Deferred revenues	4,514	13,191	4,971	8,093	3,673

Net cash provided by operating activities	5,922	3,848	11,050	3,417	3,819
Cash flows from investing activities:
Restricted cash	—	—	(842)	—	—
Acquisition of Enira Technologies, LLC	—	—	(7,209)	(7,209)	—
Purchase of property and equipment	(1,238)	(1,431)	(2,182)	(951)	(2,714)

Net cash used in investing activities	(1,238)	(1,431)	(10,233)	(8,160)	(2,714)
Cash flows from financing activities:
Initial public offering preparation costs	—	—	(619)	—	(1,940)
Proceeds from exercise of stock options, net of repurchases	114	171	571	24	759
Net proceeds from exercise of warrants	566	—	—	—	—
Payment of capital lease and software license obligations	—	—	(311)	—	(955)
Net proceeds from repayment of stockholder notes	152	367	—	—	—

Net cash provided (used) by financing activities	832	538	(359)	24	(2,136)
Effect of exchange rate changes on cash	1	(5)	16	10	(17)

Net increase (decrease) in cash and cash equivalents	5,517	2,950	474	(4,709)	(1,048)
Cash and cash equivalents at beginning of period	7,976	13,493	16,443	16,443	16,917

Cash and cash equivalents at end of period	$13,493	$16,443	$16,917	$11,734	$15,869

Supplemental information:
Income taxes paid	$289	$1,470	$583	$170	$123
Accrual of cost of dispute settlement regarding Series B preferred stock issuance	—	170	—	—	—
Common stock issued to non-employee for settlement of Series B financing costs and for consulting services	—	—	178	178	—
Issuance of Series C preferred stock in connection with exercise of warrant	2,124	—	—	—	—
Issuance of restricted stock in connection with acquisition of Enira Technologies, LLC	—	—	808	808	—
Common stock issued for acquisition	—	—	1,538	1,538	—

See accompanying notes.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements

1.	Description of Business

ArcSight, Inc. (“ArcSight” or the “Company”) is a leading provider of security and compliance management software solutions that intelligently mitigate business risk for enterprises and government agencies. Much like a “mission control center,” the Company’s ESM platform delivers a centralized, real-time view of disparate digital alarms, alerts and status messages, which the Company refers to as events, across geographically dispersed and heterogeneous business and technology infrastructures. The Company’s software correlates massive numbers of events from thousands of security point solutions, network and computing devices and applications, enabling intelligent identification, prioritization and response to external threats, insider threats and compliance and corporate policy violations. ArcSight also provides complementary software that delivers pre-packaged analytics and reports tailored to specific security and compliance initiatives, as well as appliances that streamline threat response, event log archiving and network configuration. The Company is headquartered in Cupertino, California, and was incorporated on May 3, 2000 under the laws of the state of Delaware.

2.	Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying audited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions have been eliminated on consolidation. Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform to the current presentation.

On June 2, 2006, the Company completed the acquisition of substantially all of the assets of Enira Technologies, LLC (“Enira”), a privately-held provider of solutions for responding to network security compromises. The accompanying consolidated financial statements include the combined activity since the date of the acquisition.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions, and its beliefs on what could occur in the future, given available information. Estimates are used for, but are not limited to, revenue recognition, determination of fair value of stock awards, valuation of goodwill and intangible assets acquired in business combinations, impairment of goodwill and other intangible assets, amortization of intangible assets, contingencies and litigation, allowances for doubtful accounts, and accrued liabilities. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of October 31, 2007, the consolidated statements of operations and cash flows for the six months ended October 31, 2006 and 2007 and the consolidated statement of stockholders’ equity for the six months ended October 31, 2007 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of October 31, 2007 and its results of operations and its cash flows for the six months ended October 31, 2006 and 2007. The results of operations for the six months ended October 31, 2007 are not necessarily indicative of the results to be expected for fiscal 2008 or for any other interim period or for any other future year.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

2.	Significant Accounting Policies (Continued)

Unaudited Pro Forma Stockholders’ Equity

The Company has filed a registration statement with the U.S. Securities and Exchange Commission to sell shares of its common stock to the public. All of the convertible preferred stock outstanding will automatically convert into 13,987,532 shares of common stock, based on the shares of convertible preferred stock outstanding as of October 31, 2007, upon completion of the Company’s initial public offering (“IPO”). Unaudited pro forma stockholders’ equity as adjusted for the assumed conversion of the convertible preferred stock is set forth in the accompanying Consolidated Balance Sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Company’s cash equivalents consist of money market accounts on deposit with a bank and are stated at cost, which approximates fair value.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents, restricted cash, trade accounts receivable, accounts payable, other accrued liabilities and derivative financial instruments approximate their respective fair values due to their relative short-term maturities.

Foreign Currency Translation/Transactions

The functional currency of the Company’s foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component of accumulated other comprehensive income (loss). Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the periods presented. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rates in effect on the balance sheet dates.

Net foreign currency transaction losses of approximately $28,000, $222,000, $172,000, $75,000 and $95,000 for fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, respectively, were primarily the result of the settlement of inter-company transactions and are included in other expense.

Derivative Financial Instruments

The majority of the Company’s sales are denominated in United States dollars; however, there are some sales transactions denominated in foreign currencies. In addition, the Company’s foreign subsidiaries pay their expenses in local currency. Therefore, movements in exchange rates could cause net sales and expenses to fluctuate, affecting the Company’s profitability and cash flows. The Company’s general practice is to use foreign currency forward contracts to reduce its exposure to foreign currency exchange rate fluctuations. Unrealized gains and losses associated with these foreign currency contracts are reflected in the Company’s balance sheet and recorded in prepaid expenses and other current assets or accrued expenses and other current liabilities. Changes in fair value and premiums paid for foreign currency contracts are recorded directly in other expense in the consolidated statement of operations. The objective of these contracts is to reduce the impact of foreign currency exchange rate movements on the Company’s operating results. All of the Company’s foreign currency forward contracts mature within 12 months from the balance sheet date. The Company does not use derivatives for speculative or trading purposes, nor does the Company designate its derivative instruments as hedging instruments, as defined by the Financial Accounting Standard Board (“FASB”) under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

2.	Significant Accounting Policies (Continued)

Concentration of Credit Risk and Business Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company is exposed to credit risk in the event of default by the financial institution holding its cash and cash equivalents to the extent recorded on its balance sheet. Risks associated with cash equivalents are mitigated by banking with high-credit quality institutions. To date, the Company has not experienced any significant losses on its cash and cash equivalents. The Company performs periodic evaluations of the relative credit standing of the financial institutions.

The Company sells its products and maintenance and services to customers and resellers in the Americas, Europe and Asia, with the majority of its sales in United States. The Company monitors its exposure within accounts receivable and records an allowance against doubtful accounts as necessary. The Company performs ongoing credit evaluations of its customers and extends credit in the normal course of business and generally does not require collateral. Historically, the Company has not experienced significant credit losses on its accounts receivable. Management believes that any risk of loss for trade receivables is mitigated by the Company’s ongoing credit evaluations of its customers.

One reseller accounted for 12% of total revenues for fiscal 2005. There was no customer or reseller that accounted for more than 10% of total revenues for fiscal 2006 and 2007 or for the six months ended October 31, 2006 and 2007. As of April 30, 2006, the Company had no customer with an accounts receivable balance greater than 10% of the Company’s net accounts receivable. The Company had one customer that accounted for 12% of the Company’s net accounts receivable as of April 30, 2007. As of October 31, 2007, the Company had one reseller with an accounts receivable balance representing 25% of the Company’s net accounts receivable.

The majority of ArcSight’s revenues are derived from sales of the ESM product and related products and services, and the Company expects this to continue for the foreseeable future. As a result, although the Company has introduced complementary appliance products in fiscal 2007 for which the Company uses a single source for manufacture and fulfillment of the appliance product, the Company’s revenues and operating results will continue to depend substantially on the demand for the ArcSight ESM product. Demand for ArcSight ESM is affected by a number of factors beyond the Company’s control including, the timing of development and release of new products by the Company and its competitors, technological change, lower-than-expected growth or a contraction in the worldwide market for enterprise security and compliance management solutions and other risks. If the Company is unable to continue to meet customer demands or achieve more widespread market acceptance of ArcSight ESM, its business, operating results, financial condition and growth prospects will be adversely affected.

Revenue Recognition

The Company derives its revenues from three sources: (1) sales of software licenses and related appliances (“products”); (2) fees for maintenance to provide unspecified upgrades and customer technical support; and (3) fees for services, which includes services performed in connection with time-and-materials based consulting agreements (“maintenance” and “services”).

For all sales, revenues are subject to the guidance and requirements of American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP No. 98-9, “Software Revenue Recognition with Respect to Certain Arrangements” (“SOP 98-9”).

The Company enters into software license agreements through direct sales to customers and through resellers. The license agreements include post-contract customer support and may include professional services deliverables. Post-contract customer support includes rights to receive unspecified software product updates and upgrades, maintenance releases and patches released during the term of the support period, and Internet and telephone access

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

2.	Significant Accounting Policies (Continued)

to technical support personnel and content. Professional services include installation and implementation of the Company’s software and customer training. Professional services are not essential to the functionality of the associated licensed software.

For all sales, revenues attributable to an element in a customer arrangement are recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable and collectibility is reasonably assured.

The Company typically uses a binding purchase order in conjunction with either a signed contract or reference on the purchase order to the terms and conditions of the Company’s shrinkwrap or end-user license agreement as evidence of an arrangement. In circumstances where the customer does not issue purchase orders separate from a signed contract, the Company uses the signed contract as evidence of the arrangement. Sales through its significant resellers are evidenced by a master agreement governing the relationship.

Resellers and systems integrators purchase products for specific end users and do not hold inventory. Resellers and systems integrators perform functions that include delivery to the end customer, installation or integration and post-sales service and support. The agreements with these resellers and systems integrators have terms that are generally consistent with the standard terms and conditions for the sale of the Company’s products and services to end users and do not provide for product rotation, pricing allowances. Revenues on sales to resellers and systems integrators are recognized after delivery to the end user on a sell-through basis, provided all other criteria for revenue recognition have been met.

At the time of each transaction, the Company assesses whether the fees associated with the transaction are fixed or determinable. If a significant portion of a fee is due after the Company’s normal payment terms, currently up to three months (payment terms beyond three months are considered to be extended terms), or if as a result of customer acceptance provisions, the price is subject to refund or forfeiture, concession or other adjustment, then the Company considers the fee to not be fixed or determinable. In the limited instances in which these cases occur, revenues are deferred and recognized when payments become due and payable, or the right to refund or forfeiture, concession or adjustment, if any, lapses upon customer acceptance.

The Company assesses whether collection is reasonably assured based on a number of factors including the creditworthiness of the customer as determined by credit checks and analysis, past transaction history, geographic location and financial viability. The Company generally does not require collateral from customers. If the determination is made at the time of the transaction that collection of the fee is not reasonably assured, then all of the related revenues are deferred until the time that collection becomes reasonably assured, which in some cases requires the collection of cash prior to recognition of the related revenues.

The Company uses shipping documents, contractual terms and conditions and customer acceptance, when applicable, to verify delivery to the customer. For perpetual software license fees in arrangements that do not include customization, or services that are not considered essential to the functionality of the licenses, delivery is deemed to occur when the product is delivered to the customer. Services and consulting arrangements that are not essential to the functionality of the licensed product are recognized as revenues as these services are provided. Delivery of maintenance agreements is considered to occur on a straight-line basis over the life of the contract, typically 12 months.

Vendor-specific objective evidence of fair value (“VSOE”) for maintenance and support services is based on separate sales and/or renewals to other customers or upon renewal rates quoted in contracts when the quoted renewal rates are deemed substantive in both rate and term. VSOE for professional services is established based on prices charged to customers when such services are sold separately. For deliverables and multiple element arrangements subject to SOP 97-2, as amended by SOP 98-9, when VSOE exists for all of the undelivered elements of the arrangement, but does not exist for the delivered elements in the arrangement, the Company

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

2.	Significant Accounting Policies (Continued)

recognizes revenues under the residual method. Under the residual method, at the outset of the arrangement with a customer, revenues are deferred for the fair value of the undelivered elements and revenues are recognized for the remainder of the arrangement fee attributed to the delivered elements (typically software licenses) under the residual method when all of the applicable criteria in SOP 97-2 have been met. In the event that VSOE for maintenance services does not exist, and this represents the only undelivered element, revenues for the entire arrangement are recognized ratably over the performance period. Revenues from maintenance and support agreements are recognized on a straight-line basis over the life of the contract.

Many of the Company’s product contracts include implementation and training services. When products are sold together with consulting services, license fees are recognized upon delivery, provided that (i) the criteria of software revenue recognition have been met, (ii) payment of the license fees is not dependent upon the performance of the services, and (iii) the services do not provide significant customization of the products and are not essential to the functionality of the software that was delivered. The Company does not provide significant customization of its software products. These services are recognized on a time-and-materials basis.

The cost of providing the Company’s products and maintenance and services consists primarily of direct material costs for products and the fully burdened cost of the Company’s service organization for maintenance and services. Shipping and handling costs incurred for product shipments are recorded in cost of product revenues in the accompanying Consolidated Statements of Operations. If it becomes probable that the amount allocated to an undelivered element will result in a loss on that element of the arrangement, the loss is recognized pursuant to SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”).

Deferred revenues consist primarily of deferred product revenues, deferred maintenance fees and deferred services fees. Deferred revenues are recorded net of pre-billed services, post-contract customer support billings for which the term has not commenced and invoices for cash basis customers. Deferred product revenues generally relate to product sales being recognized ratably over the term of the licensing arrangement, and, to a lesser extent, partial shipments when the Company does not have VSOE for the undelivered elements and products that have been delivered but await customer acceptance. Deferred maintenance fees and consulting services generally relate to payments for maintenance and consulting services in advance of the time of delivery of services. These deferred amounts are expected to be recognized as revenues based on the policy outlined above.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for potential future estimated losses resulting from the inability or unwillingness of certain customers to make all of their required payments. The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. This assessment requires significant judgment. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, records a charge in the period the determination is made. If the financial condition of its customers or any of the other factors the Company uses to analyze creditworthiness were to worsen, additional allowances may be required, resulting in future operating losses that are not included in the allowance for doubtful accounts as of April 30, 2007 and October 31, 2007.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

2.	Significant Accounting Policies (Continued)

The following describes activity in the allowance for doubtful accounts for fiscal 2005, 2006 and 2007 and the six months ended October 31, 2007 (in thousands):

		Addition
	Balance at	Charged to		Balance at
	Beginning	Costs and		End
Period	of Period	Expenses	Deductions(1)	of Period

2005	$—	$76	$(65)	$11
2006	$11	$60	$(17)	$54
2007	$54	$112	$(43)	$123
Six months ended October 31, 2007 (unaudited)	$123	$124	$(24)	$223

(1)	Uncollectible amounts written off, net of recoveries.

Restricted Cash

Restricted cash consists of a deposit in a money market account amounting to $842,000 as of April 30, 2007 and October 31, 2007 that is held to secure a standby letter of credit required in connection with the operating lease for the Company’s headquarters in Cupertino, California.

Capitalized Software Licenses

Capitalized software licenses represent purchases by the Company of the right to utilize and incorporate as a component of its product, the intellectual property of certain third parties. As a result of these purchases, the Company is contractually obligated to pay minimum royalties on fixed and determinable dates over a two-year period regardless of product sales being generated. In accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables,” these purchases have been recorded on the accompanying consolidated balance sheets based on the discounted present value of the Company’s contractual payment obligations. The capitalized software licenses are being amortized ratably over the terms of the agreements of two years and are included as a component of cost of product revenues and cost of maintenance revenues in the amount of $104,000 for fiscal 2007 and $972,000 for the six months ended October 31, 2007. During fiscal 2007, payments under these agreements amounted to $315,000 with related interest expense of $17,000. For the six months ended October 31, 2007, payments under these agreements amounted to $1,053,000 with related interest expense of $106,000.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Among the factors and circumstances considered by management in determining assessments of recoverability are: (i) a significant decrease in the market price of a long-lived asset; (ii) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; (v) current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and (vi) a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Under SFAS 144, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

2.	Significant Accounting Policies (Continued)

expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset. There have been no indicators of impairment and no impairment losses have been recorded by the Company in any period presented.

Property and Equipment, Net

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment of one to three years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the assets.

Business Combinations

The Company accounts for business combinations in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”), which requires the purchase method of accounting for business combinations. In accordance with SFAS 141, the Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. In accordance with SFAS 141, the Company allocates the purchase price of its business combinations to the tangible assets, liabilities and intangible assets acquired based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill.

The Company must make valuation assumptions that require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists, distribution agreements and discount rates. The Company estimates fair value based upon assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill and Intangible Assets

Goodwill is not amortized, but rather it is periodically assessed for impairment. The allocation of the acquisition cost to intangible assets and goodwill therefore could have a significant impact on the Company’s future operating results. The allocation process requires the extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. Further, when impairment indicators are identified with respect to previously recorded intangible assets, the values of the assets are determined using discounted future cash flow techniques. Significant management judgment is required in the forecasting of future operating results that are used in the preparation of the projected discounted cash flows and, should different conditions prevail, material write-downs of net intangible assets could occur. The Company periodically reviews the estimated remaining useful lives of its acquired intangible assets. A reduction in its estimate of remaining useful lives, if any, could result in increased amortization expense in future periods.

The Company tests goodwill for impairment annually and more frequently if events merit. The Company performs this fair-value based test in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Future goodwill impairment tests could result in a charge to earnings.

Software Development Costs

In accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” costs incurred for the development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to customers.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

2.	Significant Accounting Policies (Continued)

Technological feasibility is reached when the product reaches the beta stage using the working model approach. To date, the period of time between the establishment of a technologically feasible working model and the subsequent general release of the product have been of a relatively short duration of time and have resulted in insignificant amounts of costs qualifying for capitalization for all years presented. Thus, all software development costs have been expensed as incurred in research and development expense.

Research and Development Expenses

The Company expenses research and development expenses in the period in which these costs are incurred.

Advertising Expenses

Advertising costs are expensed as incurred. The Company incurred $56,000, $138,000, $371,000, $157,000 and $115,000 in advertising expenses for fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carry-forwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Stock-Based Compensation Expense

Prior to May 1, 2006, the Company accounted for its stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of the Company’s common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted. The Company amortizes deferred stock-based compensation using the multiple option method as prescribed by FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans” (“FIN 28”) over the option vesting period using an accelerated amortization schedule, which results in amortization to expense over the grant’s vesting period, which is generally four years.

Effective May 1, 2006, the Company adopted the provisions of SFAS No. 123(R) (revised 2004), “Share-Based Payment” (“SFAS 123R”), using the prospective transition method. In accordance with SFAS 123R, measurement and recognition of compensation expense for all share-based payment awards made to employees and directors beginning on May 1, 2006 is recognized based on estimated fair values. SFAS 123R requires nonpublic companies that used the minimum value method under SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123R using the prospective-transition method. As such, the Company continues to apply APB 25 in future periods to unvested equity awards outstanding at the date of adoption of SFAS 123R that were measured using the intrinsic value method. In addition, the Company continues to amortize those awards granted prior to May 1, 2006 using the multiple option method as prescribed by FIN 28, as described above. In accordance with SFAS 123R, the Company uses the Black-Scholes pricing model to determine the fair value of the stock options on the grant dates

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

2.	Significant Accounting Policies (Continued)

for stock awards made on or after May 1, 2006, and the Company amortizes the fair value of share-based payments on a straight-line basis.

Comprehensive (Loss) Income

The Company reports comprehensive (loss) income in accordance with SFAS No. 130, “Reporting Comprehensive Income.” Comprehensive (loss) income includes certain unrealized gains and losses that are recorded as a component of stockholders’ equity and excluded from the determination of net income. The Company’s accumulated other comprehensive (loss) income consisted solely of cumulative currency translation adjustments resulting from the translation of the financial statements of its foreign subsidiaries. The tax effects on the foreign currency translation adjustments have not been significant.

Accounting Changes

The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109” (“FIN 48”), on May 1, 2007. As a result of the implementation of FIN 48, the Company recognized a liability for uncertain tax positions and a cumulative effect adjustment to the beginning balance of accumulated deficit on the balance sheet of $132,000. As of October 31, 2007, the liability for uncertain tax positions increased to $185,000. As of the date of adoption, the Company also recorded a $1.4 million reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance that had no effect to the beginning balance of accumulated deficit or the net balance sheet. As of October 31, 2007, the unrecognized tax benefit of $1.4 million increased to $1.7 million, all of which is offset by a full valuation allowance. The Company’s total unrecognized tax benefit as of the May 1, 2007 adoption date and as of October 31, 2007 was $1.5 million and $1.9 million, respectively. In addition, as of October 31, 2007, the Company had $164,000 of unrealized tax benefits that, if recognized, would affect its effective tax rate for the six months ended October 31, 2007. In addition, the Company does not expect any material changes to the estimated amount of liability associated with its uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, California and various state and foreign tax jurisdictions in which it has a subsidiary or branch operation. The tax years 2001 to 2006 remain open to examination by U.S. and state tax authorities, and the tax years 2005 and 2006 remain open to examination by the foreign tax authorities.

The Company’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of October 31, 2007, the Company had approximately $21,000 of accrued interest or penalties associated with unrecognized tax benefits.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends the guidance in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair-value basis. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS 155 to have a material impact on its consolidated results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

2.	Significant Accounting Policies (Continued)

expands disclosures about fair value measurements. The statement does not require any new fair value measurements. SFAS 157 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, the adoption of SFAS 157 will have on its consolidated results of operations, financial position and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), including an amendment of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS 157. The Company is currently evaluating the effect, if any, the adoption of SFAS 159 will have on its consolidated results of operations, financial position and cash flows.

3.	Net Loss Per Common Share

Basic and diluted net loss per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Potentially dilutive securities consisting of convertible preferred stock, stock options, common stock subject to repurchase and warrants were not included in the diluted loss per common share computation for any period presented because the inclusion of such shares would have had an anti-dilutive effect.

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

3.	Net Loss Per Common Share (Continued)

The following table sets forth the computation of loss per share (in thousands, except per share amounts):

				Six Months Ended
	Fiscal Year Ended April 30,			October 31,
	2005	2006	2007	2006	2007
				(unaudited)

Numerator:
Net loss	$(2,813)	$(16,746)	$(257)	$(3,132)	$(3,302)

Denominator:
Shares, net of weighted-average shares subject to repurchase, used in computing net loss per common share — basic and diluted	6,162	7,469	10,042	9,882	10,504

Net loss per common share, basic and diluted	(0.46)	(2.24)	(0.03)	(0.32)	(0.31)

Basic and diluted weighted-average shares used above			10,042		10,504
Pro forma adjustment to reflect assumed conversion of convertible preferred stock			13,984		13,988

Shares used in computing pro forma net loss per common share			24,026		24,492

Pro forma net loss per common share, basic and diluted			$(0.01)		$(0.13)

As the Company had a net loss for each of the periods presented, basic and diluted net loss per share are the same. The weighted-average shares used in the computation of basic and diluted net loss per share for the periods are presented net of shares subject to repurchase.

The following table sets forth the weighted-average number of shares subject to potentially dilutive outstanding securities (i.e., convertible preferred stock, common stock options, common stock subject to repurchase and warrants) that were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect (in thousands):

				Six Months Ended
	Fiscal Year Ended April 30,			October 31,
	2005	2006	2007	2006	2007
				(unaudited)

Convertible preferred stock (as converted)	13,361	13,970	13,984	13,984	13,988
Options to purchase common stock	1,233	2,129	2,519	2,466	2,675
Common stock subject to repurchase	571	618	353	387	199
Warrants to purchase common stock and convertible preferred stock (as converted)	1,067	6	22	22	19

Total	16,232	16,723	16,878	16,859	16,881

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

4.	Acquisition of Enira Technologies, LLC

On June 2, 2006, the Company completed the acquisition of substantially all of the assets of Enira Technologies, LLC (“Enira”), a privately-held provider of solutions for responding to network security compromises. Enira’s core product, Network Response, was an appliance-based solution that speeds the time to threat remediation by automating the error-prone and time-consuming network discovery and network change/configuration tasks without altering an organization’s existing infrastructure. Through this acquisition, the Company acquired the predecessor products to its TRM and NCM appliance products.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141. Assets acquired and liabilities assumed were recorded at their fair values as of June 2, 2006.

The total purchase price of $8.7 million was comprised of (in thousands):

Cash consideration for members of Enira	$7,000
Fair value of common stock issued(1)	1,538
Estimated acquisition-related costs(2)	209

Total consideration	$8,747

(1)	The members of Enira received $7.0 million in aggregate cash consideration and 253,038 shares of the Company’s common stock. The fair value of ArcSight’s shares issued was based on a per share value of $6.08, which was equal to its then deemed fair value.

(2)	The acquisition-related costs consist primarily of legal and accounting fees and other directly related costs.

The total purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets and assumed contractual obligations and related contingent liabilities, based on their respective fair values at the acquisition date and resulting in excess purchase consideration over the net tangible liabilities and identifiable intangible assets acquired of $5.7 million.

In connection with the Enira acquisition, 132,879 additional shares of restricted common stock were issued to Enira employees who accepted employment with the Company. These shares are subject to a two-year vesting requirement based on continued employment by these former Enira employees. The fair value of these restricted shares amounted to $808,000 and was based on a per share value of $6.08. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 95-8, “Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination,” the total fair value of these shares is being accounted for as deferred compensation expense and is being amortized on a straight-line basis over the term of the required post-combination services. For fiscal 2007 and the six months ended October 31, 2006 and 2007, the related compensation expense amounted to approximately $370,000, $168,000 and $202,000, respectively.

The following condensed balance sheet data presents the respective fair values of the assets and liabilities acquired (in thousands):

Accounts receivable	$67
Inventory	32
Other assets	15
Goodwill	5,746
Intangible assets	3,210
Liabilities	(323)

Total	$8,747

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

4.	Acquisition of Enira Technologies, LLC (Continued)

The estimated fair value of identified intangible assets and the useful lives assigned to them at the time of acquisition are as follows (dollars in thousands):

		Estimated Weighted-
		Average
		Useful Lives
	Purchase Price	in Years

Core and developed technologies	$1,970	5.00
Customer installed-base relationships	80	6.00
Employee non-compete agreements	1,160	5.00

Total	$3,210	5.02

The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets was recorded as goodwill, and is deductible for federal tax purposes. The Company has excluded from the purchase price allocation 164,473 shares to be issued upon achievement of specified milestones by April 30, 2007 as the issuance of such shares was considered to be remote at the time of the acquisition. No additional shares will be issued as the specified milestones were not achieved as of April 30, 2007.

Pro forma financial information presenting the results of continuing operations of the Company and Enira for fiscal 2007 and for the six months ended October 31, 2006, including this acquisition have not been presented as the historical operations of Enira were not material to the Company’s consolidated financial statements. The total amortization expense related to intangible assets was $476,000, $216,000 and $286,000 for fiscal 2007 and the six months ended October 31, 2006 and 2007, respectively.

Acquired intangible assets other than goodwill are amortized over their respective estimated useful lives to match the amortization to the benefits received.

The gross carrying amount and net book value of goodwill and intangible assets as of April 30 and October 31, 2007 are as follows (in thousands):

	As of April 30, 2007
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Intangible assets:
Core and developed technologies	$1,970	$(139)	$1,831
Customer installed-base relationships	80	(19)	61
Employee non-compete agreements	1,160	(318)	842

Total	$3,210	$(476)	$2,734

Goodwill			$5,746

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

4.	Acquisition of Enira Technologies, LLC (Continued)

	As of October 31, 2007
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	(unaudited)

Intangible assets:
Core and developed technologies	$1,970	$(286)	$1,684
Customer installed-base relationships	80	(28)	52
Employee non-compete agreements	1,160	(448)	712

Total	$3,210	$(762)	$2,448

Goodwill			$5,746

There was no impairment of goodwill or intangible assets in fiscal 2007 or for the six months ended October 31, 2007.

As of April 30, 2007, future estimated amortization costs per year for the Company’s existing intangible assets other than goodwill are estimated as follows (in thousands):

Estimated
Amortization
Fiscal Year Ending April 30;	Expense

2008	$573
2009	842
2010	889
2011	425
2012	5

Total	$2,734

As of October 31, 2007, future estimated amortization costs for the remainder of fiscal 2008 are $287,000.

5.	Balance Sheet Details

Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	As of April 30,		As of October 31,
	2006	2007	2007
			(unaudited)

Computers and equipment	$2,933	$4,898	$5,951
Furniture and fixtures	451	451	941
Software	477	576	631
Leasehold improvements	465	640	1,764

	4,326	6,565	9,287
Less: accumulated depreciation and amortization	(2,401)	(3,812)	(4,648)

Property and equipment, net	$1,925	$2,753	$4,639

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

5.	Balance Sheet Details (Continued)

Depreciation expense was $418,000, $687,000, $1,040,000, $457,000 and $744,000 for fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, respectively. Amortization expense was $137,000, $254,000, $374,000, $183,000 and $92,000 for fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, respectively.

Accrued Compensation and Benefits

Accrued compensation and benefits consist of the following (in thousands):

	As of April 30,		As of October 31,
	2006	2007	2007
			(unaudited)

Accrued commissions	$789	$2,016	$1,231
Accrued bonus	1,398	2,572	1,608
Accrued payroll taxes	167	591	382
Accrued vacation	833	1,296	1,551
Other compensation and benefits	197	203	106

Total accrued compensation and benefits	$3,384	$6,678	$4,878

Deferred Revenues

Deferred revenues consist of the following (in thousands):

	As of April 30,		As of October 31,
	2006	2007	2007
			(unaudited)

Deferred product revenues	$10,639	$10,316	$11,216
Deferred maintenance revenues	12,890	17,051	18,573
Deferred services revenues	1,088	2,221	3,472

Total deferred revenues	24,617	29,588	33,261
Less deferred revenues, current portion	(17,714)	(24,794)	(29,918)

Deferred revenues, non-current	$6,903	$4,794	$3,343

6.	Commitments and Contingencies

The Company and its subsidiaries operate from leased premises in the United States, Asia and Europe with lease periods expiring through 2013. In April 2007, the Company entered into a lease extension through October 2013, and added additional office space to the lease for the corporate headquarters. The Company leases office facilities under various operating leases. One of these lease agreements includes a rent escalation clause and includes a renewal period at the Company’s option. The Company recognizes expense for scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

6.	Commitments and Contingencies (Continued)

Future minimum lease payments under the Company’s noncancelable operating leases as of April 30, 2007 are as follows (in thousands):

Fiscal Year Ending April 30:	Amount of Payments

2008	$1,797
2009	1,861
2010	1,912
2011	1,989
2012	2,068
Thereafter	3,269

Total future minimum lease payments	$12,896

Rent expense under all operating leases was approximately $570,000, $738,000 and $901,000 for fiscal 2005, 2006 and 2007, respectively. Future minimum lease payments under the Company’s noncancelable operating leases as of October 31, 2007 are as follows (in thousands):

As of October 31, 2007 (unaudited):	Amount of Payments

Remainder of 2008	$1,048
2009	1,879
2010	1,912
2011	1,988
2012	2,068
Thereafter	3,269

Total future minimum lease payments	$12,164

Rent expense under all operating leases was approximately $426,000 and $1,018,000 for the six months ended October 31, 2006 and 2007, respectively.

7.	Indemnification and Warranties

The Company from time to time enters into certain types of contracts that contingently require it to indemnify various parties against claims from third parties. These contracts primarily relate to (i) certain real estate leases under which the Company may be required to indemnify property owners for environmental and other liabilities and other claims arising from the Company’s use of the applicable premises, (ii) the Company’s bylaws, under which it must indemnify directors, and may indemnify officers and employees, for liabilities arising out of their relationship, (iii) contracts under which the Company may be required to indemnify customers or resellers against third-party claims, including claims that a Company product infringes a patent, copyright or other intellectual property right, and (iv) procurement or license agreements under which the Company may be required to indemnify licensors or vendors for certain claims, including claims that may be brought against them arising from the Company’s acts or omissions with respect to the supplied products or technology.

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors. To date, the Company has not been required to make any payment resulting from infringement claims asserted against its customers and has not recorded any related accruals.

The Company generally provides a warranty for its products and services to its customers and accounts for its warranties under SFAS 5. To date, the Company’s product warranty expense has not been significant. Accordingly, the Company did not provide for a warranty accrual as of April 30, 2006 or 2007 or October 31, 2007.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

7.	Indemnification and Warranties (Continued)

In the event that one or more of these matters were to result in a claim against the Company, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on the Company’s future business, operating results or financial condition.

8.	Stockholders’ Equity

The Company is authorized to issue two classes of stock totaling 54,101,752 shares, of which 21,601,752 are designated as preferred stock and 32,500,000 are designated as common stock, each with a par value of $0.00001 per share.

Convertible Preferred Stock

The following is a summary of the authorized, issued and outstanding convertible preferred stock:

		Shares Issued and Outstanding
	Authorized	April 30,		October 31,
	Shares	2006	2007	2007
				(unaudited)

Series A	3,681,913	3,681,909	3,681,909	3,681,909
Series B	8,419,840	7,412,838	7,416,112	7,416,112
Series C	2,000,000	1,934,476	1,934,476	1,934,476
Undesignated	7,499,999	—	—	—

	21,601,752	13,029,223	13,032,497	13,032,497

The Company’s Board of Directors maintains unilateral authority to issue at their discretion 7,499,999 shares of undesignated preferred stock, subject to certain limitations.

The significant terms of the designated preferred stock are as follows:

•	Holders of Series A, B and C preferred stock have the right, at their option at any time, to convert any such shares into common stock. The conversion ratios of the Series A, B and C preferred stock are subject to adjustment from time to time in the event of certain dilutive issuances and events.

•	As of April 30, 2007 and October 31, 2007, the conversion ratios for the convertible preferred stock were as follows:

•	Each share of Series A preferred stock will convert into 1.2582 shares of common stock;

•	Each share of Series B preferred stock will convert into 1.0000 shares of common stock; and

•	Each share of Series C preferred stock will convert into 1.0022 shares of common stock.

•	Each share of Series A, B and C preferred stock will automatically be converted upon the earlier of (i) a public offering of common stock, pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, yielding gross proceeds of at least $20,000,000 and a per share price of $3.84468 or (ii) by agreement of the holders of a majority of the then-outstanding shares of preferred stock.

•	Each share of Series A, B and C preferred stock will have one vote for each share of common stock into which such preferred stock could be converted as of the record date of such vote.

•	The Series B preferred stockholders have the right to nominate two directors to the Board of Directors, the common stockholders have the right to nominate one director and the remaining directors are nominated jointly by the preferred stockholders’ representatives and the common stockholders’ representative.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

8.	Stockholders’ Equity (Continued)

•	If and when declared by the Board of Directors, and in preference to dividends on the common stock, the holders of Series A, B and C preferred stock are entitled to receive noncumulative dividends of $0.2352, $0.076 and $0.092 per share per annum, respectively. To date, no dividends have been declared.

•	In the event of liquidation (including a merger or acquisition of the Company or the sale of all or substantially all of the Company’s assets), holders of Series A, B and C preferred stock are entitled to receive pari passu, prior and in preference to holders of common stock, an amount per share equal to such share’s original issue price plus accrued but unpaid dividends on such shares. In the case of Series A preferred stock, the original issue price is equal to $3.9214148; in the case of Series B preferred stock, the original issue price is equal to $1.28156; and in the case of Series C preferred stock, the original issue price is equal to $1.537872. Any excess funds will be distributed among the holders of Series A, B and C preferred stock and common stock pro rata based on the number of shares of common stock held by each (determined on an as-converted-to-common-stock basis), until the holders of Series A preferred stock have received distributions up to an aggregate of $7.84 per share, the holders of Series B preferred stock have received distributions up to an aggregate of $2.56 per share and the holders of Series C preferred stock have received distributions up to an aggregate of $3.08 per share. Any remaining assets will be distributed to the holders of common stock on a pro rata basis.

Series B Financing Costs Settlement

In September 2005, the Company received a claim from a former consultant asserting monies due to the consultant related to the alleged past services rendered by the consultant in connection with the Company’s Series B preferred stock financing in March 2002. The Company recorded a liability in fiscal year ended April 30, 2006 for the fair value of common stock to be issued to the consultant amounting to $170,000 in accordance with the terms of the legal settlement that was executed in May 2006. The fair value of the equity consideration issued in the settlement was determined based on the guidance outlined in EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” This liability was settled in May 2006 by the issuance of 42,500 shares of common stock. At the same time, the Company issued an additional 20,000 shares of common stock to the same former consultant as payment for past consulting services rendered in 2001. The cost for these services was accrued when incurred in May 2001 through August 2001.

In connection with the issuance of the 62,500 shares of common stock described above, certain anti-dilution provisions of the Series A, B and C preferred stock were triggered. This resulted in a revision to the conversion ratios of the Series A and Series C stockholders from 1.2555 and 1.0000 to 1.2582 and 1.0022, respectively. The change in the conversion ratios will result in the issuance of 10,092 and 4,222 additional shares of common stock upon the conversion of the Series A and Series C preferred stock, respectively. There was no change to the Series B conversion ratio. Instead, as required by the preferred stock purchase agreement, the Series B stockholders were issued warrants to purchase an additional 16,185 shares of Series B preferred stock at an exercise price of $0.00004 per share. The Series B warrants are exercisable until May 4, 2011. The warrants may be exercised using the net exercise method. The number of shares issuable upon exercise of these warrants and the exercise price per share are adjustable in the event of stock splits, dividends and similar fundamental changes. In April 2007, warrants to acquire 3,275 shares were exercised; warrants to acquire 12,910 shares remained outstanding as of April 30, 2007 and October 31, 2007.

Warrants

In connection with a revenue arrangement with a customer in October 2002, the Company issued two warrants for a total of 1,235,473 shares of Series C preferred stock with an exercise price of $0.00004 per share. The warrant was exercisable by the customer as the Company received payments for certain milestones achieved under the terms of the license agreement and all of the 1,235,473 shares of Series C preferred stock could be earned if the total

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

8.	Stockholders’ Equity (Continued)

payments equaled $2.5 million. Upon receipt of milestone payments in fiscal 2004 and 2005, the Company recorded deferred revenues equal to the amount of cash received, $1.0 million and $450,000, respectively. These revenue amounts were recorded net of the fair value of the warrants earned by the holder of $760,000 and $566,000, respectively, which was recorded as warrants outstanding in equity. During fiscal 2005, the Company recorded revenues of $376,000 and issued 1,235,460 shares of its Series C preferred stock due to the fact that the total payments received exceeded the $2.5 million milestone. Upon receipt of the customer’s final payment during fiscal 2005, the total deferred revenues balance was recognized as revenues and the warrant was fully exercised.

The Company issued a warrant to purchase 6,296 shares of common stock at a price per share of $0.004 to an investor in October 2002. The warrant is exercisable for a period of ten years.

Common Stock Reserved for Issuance

Number of shares of common stock reserved for future issuance is as follows:

	As of April 30, 2007	As of October 31, 2007
		(unaudited)

Options available for future grant under the 2002 Stock Plan	1,675,840	829,654
Options outstanding under the stock option plans	5,772,812	6,285,556
Conversion of convertible preferred stock	13,987,532	13,987,532
Warrants to purchase convertible preferred stock and common stock	19,206	19,206

Total shares reserved	21,455,390	21,121,948

Stock Plans

2000 Stock Incentive Plan.  The 2000 Stock Incentive Plan provides for both the award of restricted stock and the grant of options, which includes both incentive and nonstatutory stock options. The Company ceased issuing awards under the 2000 Stock Incentive Plan upon the implementation of the 2002 Stock Plan, which is described below. Likewise, the Company will not grant any additional awards under its 2000 Stock Incentive Plan following the IPO. These options generally expire ten years from the date of grant and are exercisable at any time after the date of grant. Options granted generally vest over four years. Shares issued upon exercise prior to vesting are subject to a right of repurchase, which lapses according to the vesting schedule of the original option. The Company is not obligated to but has the right to repurchase the vested shares at the fair market value of the vested shares if the participant’s service is terminated for any reason. The repurchase right terminates with respect to the vested shares upon the first sale of common stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

2002 Stock Plan.  In March 2002, the Board of Directors adopted the 2002 Stock Plan, as amended, and the Company’s stockholders approved the 2002 Stock Plan. 4,020,074 shares were originally authorized for issuance under this plan. In addition, 93,940 shares were rolled over from the 2000 Stock Incentive Plan, 18,911 shares were cancelled or repurchased under the 2000 Stock Incentive Plan and the Board of Directors has authorized a net increase of an additional 5,964,807 shares for issuance. The 2002 Stock Plan provides for either the award of stock purchase rights or the grant of options, which includes both incentive and nonstatutory stock options. Options have been granted under the 2002 Stock Plan to employees, directors and service providers at exercise prices not less than 85% of the fair market value of such shares as determined by the Company’s Board of Directors as of the grant date (and not less than 110% of such fair market value for grants to any person who owns more than 10% of the total

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

8.	Stockholders’ Equity (Continued)

combined voting power of all classes of outstanding stock of the Company as of the grant date). Options granted under the 2002 Stock Plan generally expire ten years from the date of grant and are exercisable either (i) at any time after the date of grant or (ii) as such stock options vest. Options granted generally vest over four years. Shares issued upon exercise prior to vesting are subject to a right of repurchase, which lapses according to the vesting schedule of the original option. All shares issued upon exercise are subject to a right of first refusal, which terminates when the common stock of the Company is readily tradable on an established securities market.

     Stock Plan Activity

A summary of the option activity under the 2000 Stock Incentive Plan and the 2002 Stock Plan during fiscal 2005, 2006 and 2007 and the six months ended October 31, 2007, is as follows:

		Outstanding Options
			Weighted-	Weighted-
			Average	Average
	Shares		Exercise	Remaining	Aggregate
	Available	Number of	Price	Contractual	Intrinsic
	for Grant	Shares	Per Share	Term (Years)	Value
					(in thousands)

Options outstanding as of April 30, 2004	1,459,748	2,082,089	$0.21
Options authorized	325,000	—	—
Options granted	(2,230,085)	2,230,085	0.59
Options exercised	—	(1,057,550)	0.29
Options canceled	524,316	(524,316)	0.30
Shares repurchased	143,663	—

Options outstanding as of April 30, 2005	222,642	2,730,308	0.47
Options authorized	2,333,091	—	—
Options granted	(2,114,431)	2,114,431	4.45
Options exercised	—	(279,593)	0.67
Options canceled	285,167	(285,167)	1.81
Shares repurchased	54,407	—

Options outstanding as of April 30, 2006	780,876	4,279,979	2.34
Options authorized	2,591,860	—	—
Options granted	(2,208,347)	2,208,347	6.87
Options exercised	—	(225,326)	2.58
Options canceled	490,188	(490,188)	3.66
Shares repurchased	21,263	—

Options outstanding as of April 30, 2007	1,675,840	5,772,812	3.95	8.31	$31,003
Options granted (unaudited)	(1,127,052)	1,127,052	10.00
Options exercised (unaudited)	—	(335,945)	2.26
Options canceled (unaudited)	278,363	(278,363)	5.51
Shares repurchased (unaudited)	2,503	—

Options outstanding as of October 31, 2007 (unaudited)	829,654	6,285,556	5.06	8.21	31,078

Vested and expected to vest as of April 30, 2007, net of anticipated forfeitures		5,178,212	3.95	8.31	27,809

Vested and exercisable as of April 30, 2007		2,208,743	1.58	7.18	17,091

Vested and expected to vest as of October 31, 2007 (unaudited), net of anticipated forfeitures		5,638,144	5.06	8.21	27,877

Vested and exercisable as of October 31, 2007 (unaudited)		2,422,670	2.03	6.95	19,298

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

8.	Stockholders’ Equity (Continued)

The aggregate intrinsic value shown in the table above is equal to the difference between the per share exercise price of the underlying stock options and $10.00, the fair value of the Company’s common stock as of October 31, 2007.

The following table summarizes additional information regarding outstanding options as of April 30, 2007:

	Options Outstanding
		Weighted-	Options Vested and Exercisable
		Average		Weighted-
		Remaining		Average
	Number	Contractual	Number of	Exercise
Exercise Price	Outstanding	Life (Years)	Shares	Price Per Share

$0.12	23,884	4.98	23,884	$0.12
0.16	446,975	5.68	443,512	0.16
0.24	382,585	6.70	353,796	0.24
0.36	114,375	7.07	83,970	0.36
0.40	47,625	4.16	47,625	0.40
0.48	268,140	7.44	170,882	0.48
0.80	825,148	7.76	449,762	0.80
4.00	1,079,032	8.19	489,380	4.00
6.08	862,161	8.98	145,932	6.08
6.80	1,520,137	9.71	—	6.80
9.32	202,750	9.97	—	9.32

	5,772,812	8.31	2,208,743	$1.58

Total intrinsic value of options exercised for fiscal 2005, 2006 and 2007 was $0.2 million, $0.6 million and $1.0 million, respectively, determined at the date of option exercise.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

8.	Stockholders’ Equity (Continued)

The following table summarizes additional information regarding outstanding options as of October 31, 2007 (unaudited):

	Options Outstanding
		Weighted-	Options Vested and Exercisable
		Average		Weighted-
		Remaining		Average
	Number	Contractual	Number of	Exercise
Exercise Price	Outstanding	Life (Years)	Shares	Price Per Share

$0.12	3,923	4.46	3,923	$0.12
0.16	397,444	5.14	397,444	0.16
0.24	359,023	6.21	351,634	0.24
0.36	64,375	6.56	55,558	0.36
0.40	39,375	3.70	39,375	0.40
0.48	243,437	6.93	185,247	0.48
0.80	813,898	7.26	544,860	0.80
4.00	821,272	7.66	466,095	4.00
6.08	783,536	8.48	303,745	6.08
6.80	1,465,721	9.21	74,721	6.80
9.32	192,750	9.46	68	9.32
10.00	1,100,802	9.85	—	10.00

	6,285,556	8.21	2,422,670	$2.03

Subsequent to October 31, 2007, the Company granted options to purchase an aggregate of 332,874 shares of common stock at an exercise price of $10.00 per share, of which options to purchase 500 shares were subsequently forfeited.

9.	Stock-Based Compensation

During fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, the Company recorded stock-based compensation as described below (in thousands):

	Fiscal Year Ended April 30,			Six Months Ended October 31,
	2005	2006	2007	2006	2007
				(unaudited)

Stock-based compensation under SFAS 123R	$—	$—	$892	$169	$1,873
Stock-based compensation under prospective transition method for option awards granted prior to the adoption of SFAS 123R	250	569	267	157	58
Amortization of restricted stock awards in connection with the acquisition of Enira Technologies, LLC	—	—	370	168	202
Stock-based compensation under variable accounting	6,983	7,549	—	—	—

Total	$7,233	$8,118	$1,529	$494	$2,133

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

9.	Stock-Based Compensation (Continued)

Adoption of SFAS 123R

On May 1, 2006, the Company adopted SFAS 123R, which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in stock-based payment transactions. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. SFAS 123R superseded the Company’s previous accounting under APB 25 beginning May 1, 2006.

The Company adopted SFAS 123R using the prospective transition method, which requires the application of the accounting standard as of May 1, 2006, the first day of fiscal 2007. The consolidated financial statements as of and for fiscal 2007 and the six months ended October 31, 2006 and 2007, reflect the impact of SFAS 123R. In accordance with the prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

Effective with the adoption of SFAS 123R, the fair value of stock-based awards to employees is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and assumptions as to volatility of the Company’s stock over the term of the related options, the expected term of the options, the risk-free interest rate and the option forfeiture rate. These assumptions used in the pricing model are determined by the Company at each grant date. As there has been no public market for the Company’s common stock prior to the IPO, the Company has determined the volatility for options granted in fiscal 2007 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using weighted average measures of this peer group of companies of the implied volatility and the historical volatility for a period equal to the expected life of the option. The expected life of options has been determined considering the expected life of options granted by a group of peer companies and the average vesting and contractual term of the Company’s options. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. As the Company has not paid and does not anticipate paying cash dividends on outstanding shares of common stock, the expected dividend yield is assumed to be zero. In addition, SFAS 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company’s historical policy under SFAS 123. The Company applied an estimated annual forfeiture rate, based on its historical forfeiture experience during the previous six years, in determining the expense recorded in its consolidated statement of operations.

SFAS 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. Due to the Company’s loss position, there were no such tax benefits during fiscal 2007 and the six months ended October 31, 2006 and 2007. Prior to the adoption of SFAS 123R those benefits would have been reported as operating cash flows had the Company received any tax benefits related to stock option exercises.

Valuation and Expense Information under SFAS 123R

The weighted-average fair value calculations for options granted within the period are based on the following weighted average assumptions set forth in the table below and assume no dividends will be paid. Options that were granted in prior periods are based on assumptions prevailing at the date of grant.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

9.	Stock-Based Compensation (Continued)

		Six Months Ended
	Fiscal Year Ended	October 31,
	April 30, 2007	2006	2007
		(unaudited)

Risk-free interest rate	5.00%	5.00%	4.61%
Expected volatility	66%	66%	56%
Expected life (years)	5.25	5.25	5.25
Weighted average fair value per share of common stock	$4.20	$3.72	$5.40

The compensation costs that have been included in our results of operations for these stock-based compensation arrangements during fiscal 2007 and the six months ended October 31, 2006 and 2007, as a result of the Company’s adoption of SFAS 123R, were as follows (in thousands, except per share amount):

		Six Months Ended
	Fiscal Year Ended	October 31,
	April 30, 2007	2006	2007
		(unaudited)

Cost of maintenance revenues	$1	$—	$40
Cost of services revenues	9	3	45

SFAS 123R expense included in gross profit	10	3	85
Operating expenses:
Research and development	135	50	458
Sales and marketing	583	53	1,110
General and administrative	164	63	220

SFAS 123R expense included in operating expenses	882	166	1,788

SFAS 123R expense included in net loss	$892	$169	$1,873

SFAS 123R expense included in basic and diluted net loss per share	$0.09	$0.02	$0.18

Because the amount of stock-based compensation associated with our cost of production is not significant, we did not capitalize any stock-based compensation cost as part of inventory and fixed assets during fiscal 2007 or for the six months ended October 31, 2007. No income tax benefit was realized from stock option exercises during fiscal 2007 or for the six months ended October 31, 2007.

As of April 30, 2007 and October 31, 2006 and 2007, there were $7.4 million, $1.4 million and $11.0 million, respectively, of total unrecognized compensation expenses under SFAS 123R, net of estimated forfeitures, related to stock options that the Company will amortize over the next four fiscal years.

During fiscal 2007, the Company granted options to employees to purchase a total of 2,208,374 shares of common stock at per share exercise prices ranging from $6.08 to $9.32 per share at a weighted-average per share price of $6.87. During the six months ended October 31, 2007, the Company granted 1,127,052 options. These options have exercise prices equal to the deemed market value of the Company’s common stock on the dates these

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

9.	Stock-Based Compensation (Continued)

options were granted. The valuations used to determine the fair values of the options were contemporaneous. A summary of the options granted during fiscal 2007, by quarter, is as follows:

	Shares	Weighted-Average
	Subject to	Exercise Price
	Options	and Fair Value
	Granted	Per Share

Three months ended July 31, 2006	484,210	$6.08
Three months ended October 31, 2006	—	—
Three months ended January 31, 2007	1,521,387	6.80
Three months ended April 30, 2007	202,750	9.32

APB 25 Intrinsic Value Charges

Given the absence of an active market for the Company’s common stock, the Company’s Board of Directors historically determined the fair value of the Company’s common stock in connection with the Company’s grant of stock options and stock awards. The Company’s Board of Directors made such determinations based on the business, financial and venture capital experience of the individual directors along with input from management. In January 2006, the Company engaged Financial Strategies Consulting Group, an unrelated third-party valuation firm as described by AICPA Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” to advise the Board of Directors in determining the fair value of its common stock.

As a result of management’s reassessment of the fair value of the Company’s common stock at the grant dates of options granted to purchase common stock in fiscal 2004 and 2005, deferred stock compensation has been recorded for the excess of the fair value of the common stock underlying the options at the grant date over the exercise price of the options. These amounts are being amortized on an accelerated basis over the vesting period, generally four years, consistent with the method described in FIN 28. Amortization of the deferred compensation was $250,000, $569,000, $267,000, $157,000 and $58,000, for fiscal 2005, 2006 and 2007 and the six months ended October 31, 2006 and 2007, respectively. All options granted in and after fiscal 2006 were issued with exercise prices equal to the fair value.

Information regarding the Company’s stock option grants for these fiscal years is summarized as follows:

	Shares
	Subject to		Reassessed
	Options	Exercise Price Per Share	Per Share
Grant Date	Granted	and Original Fair Value	Fair Value

May 25, 2004	341,251	$0.36	$0.48
August 12, 2004	147,188	0.48	0.64
October 6, 2004	669,375	0.48	0.64
November 11, 2004	160,750	0.48	0.72
February 3, 2005	911,524	0.80	1.88

Restricted Stock Awards for Enira Acquisition

In connection with the acquisition of Enira Technologies, LLC, 132,879 shares of restricted common stock that were subject to two-year vesting were issued. See Note 4 “Acquisition of Enira Technologies, LLC.” During the six months ended October 31, 2007, 66,441 shares vested.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

9.	Stock-Based Compensation (Continued)

Variable Compensation

Between November 2000 and March 2002, the Company issued, upon the exercise of options and the receipt of promissory notes, 890,137 shares of common stock at exercise prices ranging from $0.12 per share to $0.40 per share to employees. The promissory notes bore annual interest rates between 4.25% and 8.75%, with principal and interest due upon termination of the notes. The employees executed full-recourse promissory notes for $324,864, as well as stock pledge agreements, with the Company. In May 2002, in conjunction with the termination of one employee, the Company forgave a portion of the principal of one of these notes. As a result, all such employee promissory notes were deemed to be non-recourse in nature and therefore subject to the provisions of EITF Issue No. 95-16, “Accounting for Stock Compensation Arrangements with Employer Loan Features Under APB Opinion No. 25.”

Variable accounting for these fully vested options ceased in fiscal 2006 upon repayment of the notes outstanding. For fiscal 2005 and 2006, additional stock-based compensation of $7.0 million and $7.5 million, respectively, was recorded.

10.	Segment Information

The Company operates in one industry segment selling security and compliance management solutions.

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Accordingly, the Company has determined that it operates in a single reportable segment.

The CEO evaluates performance based primarily on revenues in the geographic locations in which the Company operates. Revenues are attributed to geographic locations based on the ship-to location of the Company’s customers. The Company’s assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenues. As of April 30, 2006 and 2007 and October 31, 2007, long-lived assets, which represent property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization, located outside the Americas were immaterial and less than one percent of the total net assets as of these dates.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

10.	Segment Information (Continued)

Total revenues by geographical region are based on the ship-to location and are as follows (in thousands):

				Six Months Ended
	Fiscal Year Ended April 30,			October 31,
	2005	2006	2007	2006	2007
				(unaudited)

Total revenues by geography:
United States:
Products	$17,662	$17,442	$32,782	$12,613	$19,589
Maintenance	5,080	9,523	15,444	6,295	9,708
Services	3,957	4,152	5,529	2,581	3,228

Total	26,699	31,117	53,755	21,489	32,525

EMEA:
Products	3,736	2,754	6,462	2,024	4,698
Maintenance	756	1,311	2,126	967	1,529
Services	405	603	820	416	610

Total	4,897	4,668	9,408	3,407	6,837

Asia Pacific:
Products	893	1,405	3,532	1,430	1,412
Maintenance	91	390	701	315	522
Services	127	229	488	149	256

Total	1,111	2,024	4,721	1,894	2,190

Other Americas:
Products	66	1,259	1,214	608	2,176
Maintenance	20	248	490	190	488
Services	29	119	245	131	282

Total	115	1,626	1,949	929	2,946

Total revenues	$32,822	$39,435	$69,833	$27,719	$44,498

11.	Income Taxes

The Company’s book income (loss) before provision for income taxes is as follows (in thousands):

	Fiscal Year Ended April 30,
	2005	2006	2007

Current:
Federal	$(2,795)	$(16,769)	$102
Foreign	119	186	30

Total	$(2,676)	$(16,583)	$132

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

11.	Income Taxes (Continued)

The provision of federal, state and foreign income tax expense on income from continuing operations consists of the following (in thousands):

	Fiscal Year Ended April 30,
	2005	2006	2007

Current:
Federal	$23	$—	$73
State	62	6	91
Foreign	52	157	225

Total provision	$137	$163	$389

The Company’s effective tax rates vary from the federal statutory rates due to non-deductible items, such as a portion of the Company’s meals and entertainment expenses and state and foreign taxes.

A reconciliation of income taxes at the statutory federal income tax rate of 34% to the income tax expense included in the accompanying consolidated statements of operations is as follows (in thousands):

	Fiscal Year Ended April 30,
	2005	2006	2007

U.S. federal taxes (benefit) at statutory rate	$(909)	$(5,638)	$45
State tax expense, net	41	4	60
Foreign taxes	52	157	225
Net operating losses not benefited (benefited)	211	4,837	(231)
Alternative minimum tax	23	—	73
Stock option expense	687	811	214
Meals and entertainment	—	—	92
Other	32	(8)	(89)

Total provision	$137	$163	$389

U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of these earnings was approximately $415,000 as of April 30, 2007. The aggregate tax savings based on the exclusion of these earnings from fiscal 2006 and prior fiscal years’ tax provisions is $30,000.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

11.	Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets are as follows (in thousands):

	As of April 30,
	2006	2007

Deferred tax assets:
Net operating losses	$8,088	$6,282
Research credits	2,264	3,329
Non-deductible reserves and accruals	382	1,194
Non-deductible stock-based compensation	4,419	4,768
Deferred revenues	2,240	2,765
Foreign earnings	—	175
Other	128	437

Total deferred tax assets	17,521	18,950
Valuation allowance	(17,521)	(18,814)

Total deferred tax assets	$—	$136

Deferred tax liabilities:
Goodwill	$—	$(136)

Total deferred tax liabilities	$—	$(136)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $748,000, $6,470,000 and $1,293,000 for fiscal 2005, 2006 and 2007.

As of April 30, 2007, the Company had net operating loss carry-forwards for federal income tax purposes of approximately $15,879,000, which expire beginning in fiscal 2021 if not utilized. The Company also has California net operating loss carry-forwards of approximately $15,438,000, which expire beginning in fiscal 2013. The Company also has federal and California research and development tax credits of $1,959,000 and $2,076,000, respectively. The federal research credits will begin to expire in fiscal 2019, and the California research credits have no expiration date.

Utilization of the Company’s net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provision. Such an annual limitation could result in the expiration of the net operating loss before utilization.

12.	Related-Party Transactions

Certain employees had outstanding promissory notes with the Company relating to stock option exercises, which are disclosed in Note 9. Certain of these transactions have been made between the Company and its executive officers as follows:

In March 2002, the Company granted its Chief Technology Officer (“CTO”) an option to purchase 562,500 shares of common stock at an exercise price of $0.12 per share under its 2002 Stock Plan. In July 2002, the CTO exercised this option and paid for the $23 aggregate par value of the shares in cash and the remainder of the purchase price of $67,477 in the form of a full-recourse promissory note. The note bore interest at a rate of

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

12.	Related-Party Transactions (Continued)

8.75% per year, compounded annually. The note was collateralized by the 562,500 shares. The note, including the accrued interest, was repaid in January 2006.

In March 2002, the Company entered into a restricted stock purchase agreement with its CEO. This agreement provided the CEO with a right to purchase up to 1,800,000 shares of the Company’s common stock at $0.12 per share. In September 2002, the CEO purchased all 1,800,000 shares of common stock. The CEO paid for the $72 aggregate par value of the shares in cash and the remainder of the purchase price of $215,928 in the form of a full-recourse promissory note. The note bore interest at a rate of 3.75% per year, compounded annually, and was payable in arrears on each anniversary date of the note. The note was collateralized by the 1,800,000 shares. The note, including the accrued interest, was repaid in January 2006.

In September 2001, the Company granted its then Chief Customer Officer (“CCO”) an option to purchase 75,000 shares of common stock at an exercise price of $0.40 per share under its 2002 Stock Plan. In January 2002, the CCO exercised this option and paid for the $3 aggregate par value of the shares in cash and the remainder of the purchase price of $29,997 in the form of a full-recourse promissory note. The note bore interest at a rate of 4.77% per year, compounded annually. The note was collateralized by the 75,000 shares. The portion of the note that related to 27,447 shares plus the accrued interest was repaid in April 2005. The portion of the note that related to 12,767 shares plus the accrued interest was repaid in July 2005. The remainder of the note, including the accrued interest, was repaid in November 2005.

In May 2001, the Company granted its CTO an option to purchase 31,250 shares of common stock at an exercise price of $0.40 per share under its 2002 Stock Plan. In January 2002, the CTO exercised this option and paid for the $1.25 aggregate par value of the shares in cash and the remainder of the purchase price of $12,499 in the form of a full-recourse promissory note. The note bore interest at a rate of 4.77% per year, compounded annually. The note, including the accrued interest, was repaid in January 2006.

In November 2000, the Company granted its then Executive Vice President and Chief Operating Officer (“COO”), an option to purchase 300,000 shares of common stock at an exercise price of $0.40 per share under its 2000 Stock Incentive Plan. In May 2001, the COO exercised this option and paid for the $12 aggregate par value of the shares in cash and the remainder of the purchase price of $119,988 in the form of a full-recourse promissory note. The note bore interest at a rate of 5.43% per year, compounded annually. The entire principal amount and any outstanding amount of interest on the note were due and payable on April 30, 2006. The COO repaid the note in February 2005.

13.	Employee Benefit Plan

The Company sponsors a 401(k) savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pretax basis, up to 15% of their annual compensation, but not to exceed a maximum contribution pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the plan for any of the periods presented. Administrative expenses relating to the plan are insignificant.

14.	Subsequent Events

Reverse Stock Split

On November 20, 2007, the Board of Directors and the Company’s stockholders approved a 1-for-4 reverse stock split of the Company’s outstanding shares of common stock and convertible preferred stock (the “Reverse Split”). All authorized, reserved, issued and outstanding common stock, convertible preferred stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect the Reverse Split.

ARCSIGHT, INC.

Notes to Consolidated Financial Statements (Continued)

14.	Subsequent Events (Continued)

2007 Equity Incentive Plan

On November 20, 2007, the Board of Directors and the Company’s stockholders approved the 2007 Equity Incentive Plan (the “2007 Equity Plan”). A total of 4,000,000 shares of the Company’s common stock were initially reserved for future issuance under the 2007 Equity Plan, which will become effective on the effective date of the IPO.

2007 Employee Stock Purchase Plan

On November 20, 2007, the Board of Directors and the Company’s stockholders approved the 2007 Employee Stock Purchase Plan (the “ESPP”). A total of 1,000,000 shares of the Company’s common stock were initially reserved for future issuance under the ESPP, which will become effective on the effective date of the IPO.

Increase in Authorized Common

In connection with the approval of the Reverse Split, the 2007 Equity Plan and the 2007 ESPP and in contemplation of the IPO, on November 20, 2007, the Board of Directors and the Company’s stockholders approved an increase in the authorized number of shares to 47,500,000 shares.

External Attacks
Insider Threat
Awareness
Protect Your Business
The ArcSight platform provides the awareness and controls for real-time security and compliance management
Controls
Business Risk
Compliance Violations
ArcSight

External Attacks
Insider Threat
Protect your Business
The ArcSight platform provides the awareness and controls for real-time security and compliance management
ArcSight

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee:

SEC registration fee	$2,769
FINRA filing fee	9,180
The NASDAQ Global Market listing fee	125,000
Printing and engraving	300,000
Legal fees and expenses	1,750,000
Accounting fees and expenses	1,500,000
Blue sky fees and expenses (including legal fees)	10,000
Transfer agent and registrar fees	10,000
Road show expenses	200,000
Miscellaneous	43,051

Total	$3,950,000

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws to be effective upon the completion of this offering, provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered into or will enter into indemnity agreements with its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant regarding which indemnification is sought. Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

One of Registrant’s directors (Ted Schlein) is also indemnified by his employer with regard to his service on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit
Exhibit Title	Number

Form of Underwriting Agreement	1.1
Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering	3.2
Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering	3.4
Amended and Restated Investors’ Rights Agreement, dated as of October 24, 2002, between the Registrant and certain security holders of the Registrant	4.2
Form of Indemnity Agreement entered into between the Registrant and its directors and executive officers	10.1

Item 15.	Recent Sales of Unregistered Securities

Since May 1, 2004, the Registrant has issued and sold the following securities:

1. Since May 1, 2004, the Registrant has granted to its directors, officers, employees and consultants options to purchase shares of common stock under its 2002 Stock Plan with per share exercise prices ranging from $0.36 to $10.00, and has issued 942,117 shares of common stock upon exercise of such options. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

2. In October 2004, In-Q-Tel, Inc. and In-Q-Tel Employee Fund, LLC exercised their warrants at an exercise price of $0.00004 per share, and we issued an aggregate of 1,235,460 shares of Series C preferred stock. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

3. In May 2006, the Registrant issued 62,500 shares of its common stock (valued at approximately $380,000) to Challenger Capital LLC, a sophisticated accredited investor). This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

4. In May 2006, the Registrant issued warrants to purchase an aggregate of 16,185 shares of Series B preferred stock at an exercise price of $0.00004 per share to nine sophisticated accredited investors that previously purchased the Registrant’s Series B preferred stock in connection with the terms of an agreement with such investors. In April 2007, Institutional Venture Partners X, L.P. and Institutional Venture Partners X, GmbH & Co. Beteilgungs KG exercised their warrants at an exercise price of $0.00004 per share, and we issued an aggregate of 3,275 shares of Series B preferred stock. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

5. In June 2006, the Registrant issued an aggregate of 385,917 shares of its common stock (valued at approximately $2.3 million) to Enira Technologies, LLC (“Enira”) in connection with the acquisition of the assets of Enira, of which 328,947 shares of common stock were held in escrow with the Registrant. In September 2006, pursuant to the dissolution of Enira, 385,917 shares of common stock (valued at approximately $2.3 million) were transferred to one advisor to Enira, who was sophisticated and accredited, and eight members of Enira, three of whom were sophisticated and accredited and five of whom appointed a “purchaser representative” and “professional advisor” as used in Rule 501(h) promulgated under the Securities Act. 328,947 of such shares of common stock are currently held in escrow by the Registrant. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. The recipients of the foregoing securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a)  Exhibits.  The following exhibits are included herein or incorporated herein by reference:

Exhibit Number		Description

1	.1‡	Form of Underwriting Agreement.
3	.1‡	Restated Certificate of Incorporation of the Registrant.
3	.2‡	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.
3	.3‡	Amended and Restated Bylaws of the Registrant.
3	.4‡	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.
4	.1‡	Form of Registrant’s common stock certificate.
4	.2‡	Amended and Restated Investors’ Rights Agreement, dated as of October 24, 2002, between the Registrant and certain security holders of the Registrant.
5.1		Opinion of Fenwick & West LLP.
10	.1‡	Form of Indemnity Agreement entered into between the Registrant and its directors and executive officers.
10	.2‡	2000 Stock Incentive Plan.
10	.3‡	Forms of Stock Option Agreement and Stock Option Exercise Agreement under the 2000 Stock Incentive Plan.
10	.4‡	2002 Stock Plan, as amended.

Exhibit Number		Description

10	.5‡	Forms of Stock Option Agreement and Stock Option Exercise Agreement under the 2002 Stock Plan.
10	.6‡	2007 Equity Incentive Plan, to be in effect upon the completion of this offering.
10	.7‡	Form of Stock Option Agreement, Stock Option Exercise Agreement, Restricted Stock Agreement, Restricted Stock Units Award Agreement, Stock Appreciation Right Award Agreement, Performance Shares Award Agreement and Stock Bonus Award Agreement under the 2007 Equity Incentive Plan.
10	.8‡	2007 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.
10	.9‡	Form of Subscription Agreement under the 2007 Employee Stock Purchase Plan.
10	.10‡	Second Amended and Restated Employment Agreement, effective as of August 13, 2007, between the Registrant and Robert W. Shaw.
10	.11‡	Offer Letter, dated June 1, 2000, between the Registrant and Hugh S. Njemanze.
10	.12‡	Offer Letter, dated January 24, 2003, between the Registrant and Stewart Grierson, as amended.
10	.13‡	Offer Letter, dated February 26, 2004, between the Registrant and Kevin P. Mosher.
10	.14‡	Offer Letter, dated October 5, 2006, between the Registrant and Thomas Reilly, as amended.
10	.15‡	Fiscal Year 2007 Management and Employee Bonus Plan.
10	.16‡†	Sales Commission Plan – FY 2007 (Kevin P. Mosher).
10	.17‡	Lease Agreement, dated April 24, 2007, between the Registrant and ECI Two Results LLC.
10	.18‡†	Oracle PartnerNetwork Embedded Software License Distribution Agreement, dated March 31, 2006, as amended, between the Registrant and Oracle USA, Inc.
10.19		Fiscal Year 2008 Management Bonus Plan.
21	.1‡	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Fenwick & West LLP (included in Exhibit 5.1).
23	.3‡	Consent of Financial Strategies Consulting Group, LLC, an independent valuation firm.
24	.1‡	Power of Attorney (see page II-5 to this Form S-1, as filed on September 11, 2007).
99	.1‡	Consent of TheInfoPro, Inc., a market research firm, dated September 7, 2007.
99.2		Consent of International Data Corporation, a market research firm, dated January 18, 2008.

‡	Previously filed.

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules.  All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on this 18th day of January, 2008.

ARCSIGHT, INC.

By:	/s/ Robert W. Shaw
Robert W. Shaw
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ Robert W. Shaw Robert W. Shaw		Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	January 18, 2008

/s/ Stewart Grierson Stewart Grierson		Chief Financial Officer (Principal Accounting and Financial Officer)	January 18, 2008

* Sandra Bergeron		Director	January 18, 2008

* William P. Crowell		Director	January 18, 2008

* E. Stanton McKee, Jr.		Director	January 18, 2008

* Craig Ramsey		Director	January 18, 2008

* Scott A. Ryles		Director	January 18, 2008

* Ted Schlein		Director	January 18, 2008

* Ernest von Simson		Director	January 18, 2008

* By:	/s/ Robert W. Shaw Robert W. Shaw	Attorney-in-Fact	January 18, 2008

EXHIBIT INDEX

Exhibit Number		Description

1	.1‡	Form of Underwriting Agreement.
3	.1‡	Restated Certificate of Incorporation of the Registrant.
3	.2‡	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.
3	.3‡	Amended and Restated Bylaws of the Registrant.
3	.4‡	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.
4	.1‡	Form of Registrant’s common stock certificate.
4	.2‡	Amended and Restated Investors’ Rights Agreement, dated as of October 24, 2002, between the Registrant and certain security holders of the Registrant.
5.1		Opinion of Fenwick & West LLP.
10	.1‡	Form of Indemnity Agreement to be entered into between the Registrant and its directors and executive officers.
10	.2‡	2000 Stock Incentive Plan.
10	.3‡	Forms of Stock Option Agreement and Stock Option Exercise Agreement under the 2000 Stock Incentive Plan.
10	.4‡	2002 Stock Plan, as amended.
10	.5‡	Forms of Stock Option Agreement and Stock Option Exercise Agreement under the 2002 Stock Plan.
10	.6‡	2007 Equity Incentive Plan, to be in effect upon the completion of this offering.
10	.7‡	Form of Stock Option Agreement, Stock Option Exercise Agreement, Restricted Stock Agreement, Restricted Stock Units Award Agreement, Stock Appreciation Right Award Agreement, Performance Shares Award Agreement and Stock Bonus Award Agreement under the 2007 Equity Incentive Plan.
10	.8‡	2007 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.
10	.9‡	Form of Subscription Agreement under the 2007 Employee Stock Purchase Plan.
10	.10‡	Second Amended and Restated Employment Agreement, effective as of August 13, 2007, between the Registrant and Robert W. Shaw.
10	.11‡	Offer Letter, dated June 1, 2000, between the Registrant and Hugh S. Njemanze.
10	.12‡	Offer Letter, dated January 24, 2003, between the Registrant and Stewart Grierson, as amended.
10	.13‡	Offer Letter, dated February 26, 2004, between the Registrant and Kevin P. Mosher.
10	.14‡	Offer Letter, dated October 5, 2006, between the Registrant and Thomas Reilly, as amended.
10	.15‡	Fiscal Year 2007 Management and Employee Bonus Plan.
10	.16‡†	Sales Commission Plan – FY 2007 (Kevin P. Mosher).
10	.17‡	Lease Agreement, dated April 24, 2007, between the Registrant and ECI Two Results LLC.
10	.18‡†	Oracle PartnerNetwork Embedded Software License Distribution Agreement, dated March 31, 2006, as amended, between the Registrant and Oracle USA, Inc.
10.19		Fiscal Year 2008 Management Bonus Plan.
21	.1‡	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Fenwick & West LLP (included in Exhibit 5.1).
23	.3‡	Consent of Financial Strategies Consulting Group, LLC, an independent valuation firm.
24	.1‡	Power of Attorney (see page II-5 to this Form S-1, as filed on September 11, 2007).
99	.1‡	Consent of TheInfoPro, Inc., a market research firm, dated September 7, 2007.
99.2		Consent of International Data Corporation, a market research firm, dated January 18, 2008.

‡	Previously filed.

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.